Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

W/S PACKAGING HOLDINGS, INC.,

MONARCH MERGER CORPORATION

and

MULTI-COLOR CORPORATION

Dated as of February 24, 2019

i

ii

Annex I	Defined Terms
Exhibit A	Form of Voting and Support Agreement
Exhibit B	Form of Amended and Restated Articles of Incorporation of the Surviving Corporation

iii

AGREEMENT AND PLAN OF MERGER, dated as of February 24, 2019 (this “Agreement”), is made by and among W/S Packaging Holdings, Inc., a Delaware corporation (“Parent”), Monarch Merger Corporation, an Ohio corporation and a wholly-owned subsidiary of Parent (“Sub”), and Multi-Color Corporation, an Ohio corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Annex I and other capitalized terms used in this Agreement are defined in the Sections where such terms first appear.

RECITALS

WHEREAS, the respective boards of directors of Parent, Sub and the Company have each approved the merger of Sub with and into the Company (the “Merger” and, together with the other transactions contemplated by this Agreement, the “Transactions”) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Ohio General Corporation Law (the “OGCL”), whereby each issued and outstanding share of common stock, without par value (the “Company Common Stock”) of the Company, other than Excluded Shares, will be converted into the right to receive the Merger Consideration;

WHEREAS, the board of directors of Parent has determined that this Agreement and the Transactions are advisable and in the best interests of Parent and has approved this Agreement and the Transactions;

WHEREAS, each of the board of directors of the Company (the “Company Board”) and the board of directors of Sub has (a) determined that this Agreement, the Merger and the other Transactions are in the best interests of such corporation and its shareholders, (b) approved this Agreement and declared advisable this Agreement and the consummation by such corporation of the Merger and the other Transactions and (c) on the terms and subject to the conditions set forth in this Agreement, resolved to recommend that its shareholders adopt this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Platinum Equity Capital Partners IV, L.P., a Delaware limited partnership (the “Guarantor”), (a) is entering into a guarantee in favor of the Company pursuant to which the Guarantor is guaranteeing certain payment obligations of Parent under this Agreement upon the terms and subject to the conditions of the guarantee (the “Guarantee”) and (b) has delivered the Financing Commitments to the Company;

WHEREAS, immediately prior to the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Sub to enter into this Agreement, certain shareholders of the Company have delivered to Parent and Sub voting and support agreements in the form attached hereto as Exhibit A (the “Voting Agreements”), dated as of the date hereof, providing that such shareholders of the Company have, among other things, agreed to vote all their respective Shares in favor of the approval of the Merger and the Transactions, each on the terms and subject to the conditions set forth in the Voting Agreements; and

WHEREAS, each of Parent, Sub and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Transactions and also to prescribe various conditions to the Transactions.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements, and subject to the conditions set forth in this Agreement, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I.

THE MERGER

Section 1.01 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the OGCL, at the Effective Time, Sub shall be merged with and into the Company, whereupon the separate existence of Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all of the rights and obligations of Sub and the Company in accordance with the provisions of the OGCL. The Merger shall have the effects specified in the OGCL.

Section 1.02 Closing. Upon the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at the offices of Sidley Austin LLP, One South Dearborn Street, Chicago, Illinois 60603 (provided that the Closing may take place by conference call and electronic delivery (e.g., email/PDF) of signatures), or at another place agreed to in writing by the parties, at 9:00 a.m. ET on the third (3rd) Business Day following the date on which each of the conditions set forth in Article VI is satisfied, or to the extent permitted by Law, waived by the party entitled to waive such condition (except in any such case for any such conditions that by their nature can be satisfied only by deliveries made on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions); provided, however, that Parent shall not be required to consummate the Transactions prior to the earlier of (i) a date during the Marketing Period specified by Parent on no less than two (2) Business Days’ notice to the Company and (ii) the second (2nd) Business Day after the end of the Marketing Period. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

Section 1.03 Effective Time. Concurrently with the Closing, the Company shall file a certificate of merger with respect to the Merger (the “Certificate of Merger”) with the Ohio Secretary of State in such form as required by, and executed in accordance with, the applicable provisions of the OGCL. The Merger shall become effective on the date and time at which the Certificate of Merger has been duly filed with the Ohio Secretary of State or at such other date and time after such filing as is agreed between the parties and specified in the Certificate of Merger (such date and time, the “Effective Time”).

Section 1.04 Organizational Documents, Directors and Officers of the Surviving Corporation.

(a) Organizational Documents. At the Effective Time (i) the Company Charter, as in effect immediately prior to the Effective Time, shall be amended and restated to read in its entirety as set forth in Exhibit B, and as so amended and restated shall be the articles of incorporation of the Surviving Corporation, and (ii) the Company Code shall be amended and restated in its entirety to read as the code of regulations of Sub, as in effect immediately prior to the Effective Time, and as so amended and restated, shall be the code of regulations of the Surviving Corporation (except that references to the name of Sub shall be replaced by references to the name of the Surviving Corporation), in each case until thereafter amended in accordance with applicable Law and the applicable provisions of the articles of incorporation and code of regulations of the Surviving Corporation.

(b) Directors. Subject to applicable Law, the board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Sub immediately prior to the Effective Time, to hold office until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and code of regulations of the Surviving Corporation.

(c) Officers. From and after the Effective Time, the officers of Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, to hold office until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and code of regulations of the Surviving Corporation.

ARTICLE II.

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.01 Conversion of Securities.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Sub, the Company or the holders of any capital stock of the Company, Parent or Sub:

(i) Conversion of Company Common Stock. Each share (each, a “Share” and collectively, the “Shares”) of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than Excluded Shares, but including Shares of Restricted Stock as provided in Section 2.03(c), shall automatically be converted into and shall thereafter represent the right to receive $50.00 in cash (the “Merger Consideration”), without interest, less any applicable withholding taxes, and all of such Shares automatically shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate that immediately prior to the Effective Time represented such a Share (a “Certificate”) or such a non-certificated Share represented immediately prior to the Effective Time by book-entry (“Book-Entry Shares”) (in each case, other than Excluded Shares) shall thereafter automatically be cancelled and cease to have any rights with respect thereto, except the right to receive the Merger Consideration (subject to any required Tax withholdings as provided in Section 2.05) without interest thereon in accordance with, and subject to the conditions of, this Article II.

(ii) Cancellation of Company-Owned Shares and Parent-Owned Shares. All Shares that are held in the treasury of the Company or owned of record by any wholly-owned Company Subsidiary and all Shares owned of record by Parent or any of its wholly-owned Subsidiaries shall be cancelled and shall cease to exist, with no payment being made with respect thereto.

(iii) Capital Stock of Sub. Each issued and outstanding share of capital stock of Sub shall be automatically converted into and become one validly issued, fully paid and nonassessable share of common stock, without par value, of the Surviving Corporation.

(b) Merger Consideration Adjustment. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the number of outstanding Shares shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Merger Consideration shall be appropriately adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event.

Section 2.02 Exchange of Certificates; Payment for Shares.

(a) Paying Agent. Prior to the Effective Time, Parent shall designate Computershare Trust Company N.A. or another U.S.-based nationally recognized financial institution reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of Shares to receive the funds to which such holders shall become entitled pursuant to this Agreement. At the Closing and prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, by wire transfer of immediately available funds, an amount in cash equal to the Aggregate Common Stock Consideration (other than amounts attributable to Shares of Restricted Stock) (the “Exchange Fund”). The Exchange Fund shall be for the benefit of the holders of Shares that are entitled to receive the Merger Consideration (other than Shares of Restricted Stock). In the event the Exchange Fund shall be insufficient to make the payments contemplated by this Section 2.02, Parent shall promptly deposit, or cause to be deposited, with the Paying Agent by wire transfer of immediately available funds, an amount in cash sufficient to make such payments. Funds made available to the Paying Agent shall be invested by the Paying Agent, as directed by Parent, in short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States of America with maturities of no more than thirty (30) days, pending payment thereof by the Paying Agent to the holders of Shares pursuant to this Section 2.02; provided, that no investment of such deposited funds shall relieve Parent, the Surviving Corporation or the Paying Agent from promptly making the payments required by this Section 2.02, and following any losses from any such investment that result in the Exchange Fund being insufficient to make the payments contemplated by this Section 2.02, Parent shall promptly deposit, or cause to be deposited, with the Paying Agent by wire transfer of immediately available funds, for the benefit of the holders of Shares (other than Shares of Restricted Stock), an amount in cash equal to the amount necessary to make the Exchange Fund sufficient to make such payments, which additional funds will be held and disbursed in the same manner as funds initially deposited with the Paying Agent to make the payments contemplated by this Section 2.02. Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as Parent directs. Parent shall direct the Paying Agent to hold the Exchange Fund for the benefit of the former holders of Shares (other than Shares of Restricted Stock) and to make payments from the Exchange Fund in accordance with this Section 2.02. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to this Section 2.02, except as expressly provided for in this Agreement.

(b) Procedures for Surrender.

(i) Certificated Shares. As promptly as practicable after the Effective Time (but in no event later than the third (3rd) Business Day following the Effective Time), Parent shall cause the Paying Agent to mail to each holder of record of a Certificate whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 2.01(a)(i): (i) a letter of transmittal in customary form, which shall specify that delivery shall be effected, and risk of loss and title to the Certificate shall pass, only upon delivery of the Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.02(e)) to the Paying Agent and shall otherwise be in such form and have such other provisions as Parent may reasonably specify, subject to the reasonable consent of the Company, and (ii) instructions for effecting the surrender of the Certificate in exchange for payment of the Merger Consideration. Upon surrender of such a Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.02(e)) for cancellation to the Paying Agent, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificate, together with such other customary documents as may reasonably be requested by the Paying Agent, the holder of such Certificate shall, subject to Section 2.02(d), be entitled to receive in exchange therefor the portion of the Aggregate Common Stock Consideration into which the Shares formerly represented by such Certificate were converted pursuant to Section 2.01(a)(i), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment may be made and the Merger Consideration may be issued to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer, and the person requesting such payment shall pay to Parent or the Paying Agent any transfer and other Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate so surrendered or shall establish to the reasonable satisfaction of the Paying Agent and Parent that such Taxes either have been paid or are not required to be paid.

(ii) Book-Entry Shares. As promptly as practicable after the Effective Time (but in no event more than three (3) Business Days thereafter), Parent shall cause the Paying Agent to mail to each holder of record of a Book-Entry Share whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 2.01(a)(i) customary instructions for effecting the transfer of the Book-Entry Shares in exchange for payment of the Merger Consideration for each such Share evidenced by such Book-Entry Share. Upon receipt by the Paying Agent of an “agent’s message” or such other evidence, if any, of transfer, in each case, as the Paying Agent may reasonably request in the case of Book-Entry Shares, the holder of such Book-Entry Share shall, subject to Section 2.02(d), be entitled to receive in exchange therefor the portion of the Aggregate Common Stock Consideration into which the Shares formerly represented by such Book-Entry Shares were converted pursuant to Section 2.01(a), and the Book-Entry Shares so transferred shall forthwith be cancelled. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered.

(iii) No interest shall be paid or accrue on any portion of the Merger Consideration payable upon surrender of any Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.02(e)) or in respect of any Book-Entry Share.

(c) Transfer Books; No Further Ownership Rights in Shares. As of the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of Shares on the records of the Company. The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to Shares. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for in this Agreement or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; Abandoned Property; No Liability. At any time following the nine (9) month anniversary of the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) not disbursed to or claimed by holders of Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Shares and in compliance with the procedures set forth in Section 2.02(b), without interest. Notwithstanding the foregoing, none of Parent, Sub, the Company, the Surviving Corporation or the Paying Agent or their respective directors, officers, employees and agents shall be liable to any person or holder of a Share for Merger Consideration properly delivered to a public official in compliance with any applicable abandoned property, escheat or similar Law. If any Share shall not have been surrendered prior to five (5) years after the Effective Time, or immediately prior to such earlier date on which any cash would otherwise escheat to or become the property of any Governmental Entity, any such cash shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interests of any person or holder of a Share for Merger Consideration previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit (in form and substance reasonably acceptable to Parent and the Paying Agent) of that fact (together with the other deliveries required by Section 2.02(b)(i)) by the person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent or the Surviving Corporation, as applicable, shall issue in exchange for such lost, stolen or destroyed Certificate the portion of the Aggregate Common Stock Consideration into which the Shares formerly represented by such Certificate were converted pursuant to Section 2.01(a)(i); provided, however, that Parent or the Paying Agent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owner of such lost, stolen or destroyed Certificate to provide a bond in a customary amount.

Section 2.03 Treatment of Company Options, Stock Units, Restricted Stock and Equity Plans.

(a) Treatment of Company Options. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions to provide that, (1) immediately prior to the Effective Time, each outstanding option to purchase Shares granted under a Company Stock Plan (the “Company Options”) shall be fully vested and (2) at the Effective Time shall be automatically cancelled and, in exchange therefor, each holder of any such cancelled Company Option shall be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash of an amount equal to the product of (i) the total number of Shares subject to such cancelled Company Option (whether vested or unvested), multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share subject to such cancelled Company Option, without interest (such amounts payable hereunder, the “Option Payments”), which shall be paid in accordance with Section 2.03(e); provided, however, that (x) any such Company Option with respect to which the exercise price per Share subject thereto is equal to or greater than the Merger Consideration shall be cancelled in exchange for no consideration upon the Effective Time and (y) such Option Payments shall be reduced by the amount of any required Tax withholdings as provided in Section 2.05. From and after the Effective Time, no Company Option shall be outstanding or exercisable, and each Company Option shall only entitle the holder thereof to the payment, if any, provided for in this Section 2.03(a).

(b) Treatment of Stock Units. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions to provide that, (1) immediately prior to the Effective Time, each outstanding award of restricted stock units (“Stock Units”) with respect to Shares, including performance-based Stock Units (each, a “Stock Unit Award”) granted pursuant to a Company Stock Plan shall be fully vested, with applicable performance goals deemed to have been satisfied at the target level of performance, and (2) at the Effective Time be automatically cancelled and converted into a right to receive a payment in cash of an amount equal to the sum of (i) the product of (A) the Merger Consideration multiplied by (B) the number of Shares subject to such Stock Unit Award, without interest and (ii) the dividend equivalents accrued on such Stock Unit Award prior to the Closing Date (such amounts payable hereunder, the “Stock Unit Payments”), which shall be paid in accordance with Section 2.03(e). Such Stock Unit Payments and any dividend equivalents accrued on such Stock Unit Awards may be reduced by the amount of any required Tax withholdings as provided in Section 2.05.

(c) Treatment of Restricted Stock. Upon the terms and subject to the conditions set forth in this Agreement and without any action on the part of Parent, Sub, the Company or any holder of an outstanding award of restricted stock (“Restricted Stock”) under a Company Stock Plan (a “Restricted Stock Award”), (1) immediately prior to the Effective Time, each Restricted Stock Award shall become fully vested and the restrictions thereon shall lapse and (2) at the Effective Time, each Restricted Stock Award shall be automatically cancelled and converted into the right to receive an amount equal to the sum of (i) the product of the Merger Consideration multiplied by the number of Shares subject to such Restricted Stock Award, without interest, and (ii) the dividends accrued on such Restricted Stock Award prior to the Closing Date, which shall be reduced by the amount of any required Tax withholdings as provided in Section 2.05 and be paid in accordance with Section 2.03(e).

(d) Termination of Company Stock Plans. As of the Effective Time, no further Company Options, Stock Units, Restricted Stock or other rights with respect to Shares shall be granted under the Company Stock Plans, and the Company Stock Plans shall terminate.

(e) Parent Funding. At the Effective Time, Parent shall deposit, or cause to be deposited, with the Surviving Corporation or an account identified by Parent prior to the Effective Time (the identity of which shall be reasonably acceptable to the Company) cash in an amount sufficient to allow the Surviving Corporation or one of its Subsidiaries to make the payments required under this Section 2.03, and Parent shall cause the Surviving Corporation to make, or cause one of its Subsidiaries to make, the payments required under this Section 2.03 as promptly as practicable after the Effective Time (but no later than the first payroll date that is at least ten (10) Business Days after the Effective Time), in each case, subject to Section 2.05.

(f) Actions Prior to Closing. The Company shall, prior to the Effective Time, take or cause to be taken all actions (including adopting all resolutions, providing notices and procuring consents (after review and approval by Parent of the forms thereof)) that are required under the Company Stock Plans, applicable Law or this Agreement, or are otherwise reasonably necessary or appropriate to effectuate the cancellation of the Company Options, Stock Units and Restricted Stock Awards and other transactions contemplated by this Section 2.03 and to ensure that, from and after the Effective Time, each holder of a Company Option, Stock Unit Award or Restricted Stock Award cancelled as provided in this Section 2.03 shall cease to have any rights with respect thereto, except the right to receive the consideration (if any) specified in and subject to the terms of this Section 2.03, without interest. In addition, prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions to provide that the Company Stock Plans shall terminate effective as of the Effective Time.

Section 2.04 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding Shares held by a person (a “Dissenting Shareholder”) who has not voted in favor of the adoption of this Agreement and has complied with all the provisions of the OGCL concerning the right of holders of Shares to require payment of fair cash value of their Shares, in accordance with Section 1701.85 of the OGCL (such Shares, “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration as described in Section 2.01(a)(i), but shall instead be converted into the right to payment of such consideration as may be determined to be due to such Dissenting Shareholder in accordance with Section 1701.85 of the OGCL; provided, however, that if such Dissenting Shareholder fails to perfect, withdraws, or otherwise loses such Dissenting Shareholder’s right to payment of fair cash value pursuant to Section 1701.85 of the OGCL with respect to such Shares, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 1701.85 of the OGCL, such Shares shall be deemed not to be Dissenting Shares and shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration for each such Share, without interest and subject to Section 2.02 and Section 2.05. The Company shall give Parent prompt notice of any written demands for appraisal of Shares received by the Company, withdrawals of such demands and any other instruments served on the Company pursuant to Section 1701.85 of the OGCL. Parent shall have the opportunity and right to direct all negotiations and proceedings with respect to demands for appraisal of Shares. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Section 2.05 Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent (and their respective affiliates and representatives) shall be entitled to deduct and withhold from the amounts payable in connection with this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment, or the vesting, waiver of restrictions or other actions provided for in this Agreement, under the Code or any other applicable state, local or foreign Tax Law; provided, however, that under no circumstances will Parent, the Surviving Corporation or the Paying Agent (or any of their respective affiliates or representatives) deduct or withhold any amount under Section 1445 of the Code so long as the Company provides the certification and notice described in Section 5.18. To the extent that amounts are so deducted or withheld by the Surviving Corporation, Parent or the Paying Agent (or their affiliates or representatives), as the case may be, such deducted or withheld amounts (a) shall be remitted by the applicable withholding agent to the applicable Governmental Entity, and (b) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, Company Options, Stock Unit Awards or Restricted Stock in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Paying Agent, as the case may be.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except to the extent (a) disclosed in the Company SEC Documents filed with or furnished to the SEC and publicly available at least two (2) days prior to the date of this Agreement and after March 31, 2018, other than disclosures in the exhibits thereto, the “Risk Factors” and “Quantitative and Qualitative Disclosures About Market Risk” sections of any such filings and any disclosure of risks included in any “forward-looking statements” disclaimer contained in any such filings (provided that nothing disclosed in any such Company SEC Document shall in any case qualify or apply to the representations and warranties set forth in Section 3.02, 3.04, 3.07, 3.22, 3.24 or 3.25 or the first sentence of Section 3.01), or (b) disclosed in the separate disclosure letter that has been delivered by the Company to Parent prior to the execution of this Agreement, including the documents attached to or incorporated by reference in such disclosure letter (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed only to be disclosed with respect to (i) the corresponding section or subsection in this Agreement and (ii) any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Sub as follows:

Section 3.01 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of Ohio. Each Company Subsidiary that constitutes a “significant subsidiary” of the Company within the meaning of Rule 1-02 of Regulation S-X under the Exchange Act (each, a “Significant Subsidiary”) is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. Each Company Subsidiary that is not a Significant Subsidiary is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Section 3.01(a) of the Company Disclosure Letter lists each Company Subsidiary as of the date hereof, including: (i) name and (ii) jurisdiction of organization. The Company and each Company Subsidiary has requisite corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has made available to Parent true and complete copies of (i) the Amended Articles of Incorporation of the Company, as amended (the “Company Charter”) and (ii) the Amended and Restated Code of Regulations of the Company (the “Company Code”), each as in effect as of the date hereof and (iii) the articles of incorporation and bylaws (or comparable organizational documents) of each Significant Subsidiary, each as in effect as of the date hereof. Each of the Company Charter, the Company Code and the articles of incorporation and bylaws (or comparable organizational documents) of each Significant Subsidiary is in full force and effect. The Company is not in violation of any provision of the Company Charter or the Company Code. No Significant Subsidiary of the Company is in violation of its respective organizational documents, each as amended to date, in any material respect.

Section 3.02 Capitalization.

(a) The authorized capital stock of the Company consists of 40,000,000 Shares and 1,000,000 shares of the Company’s preferred stock, without par value (“Company Preferred Stock”). As of the close of business on February 15, 2019 (the “Specified Date”), (i) 20,517,424 Shares were issued and outstanding (including 25,120 shares of Restricted Stock), (ii) no shares of Company Preferred Stock were issued and outstanding, and (iii) 309,273 Shares were held in treasury. Since the close of business on the Specified Date through the date hereof, the Company has not issued or granted any Equity Interests (other than Shares issued in respect of Company Options or Stock Unit Awards that were outstanding as of the Specified Date).

(b) As of the close of business on the Specified Date, the Company had no Shares or Company Preferred Stock reserved for issuance, except for 881,031 Shares reserved for issuance pursuant to the Company Stock Plans (including 451,627 Shares for outstanding Company Options of which 236,397 are vested and exercisable Company Options, and 54,587 Shares for outstanding Stock Units, assuming the achievement of applicable performance goals at the target level).

(c) As of the date of this Agreement, except for the Company Options, Restricted Stock Awards, and Stock Units set forth on Section 3.02(f) of the Company Disclosure Letter, there are no outstanding or existing (i) stock appreciation rights, options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments of any character to which the Company or any of the Company Subsidiaries is a party obligating the Company or any of the Company Subsidiaries to issue, transfer or sell any shares of capital stock or other Equity Interest in the Company or any of the Company Subsidiaries or securities convertible into or exchangeable for such shares or Equity Interests relating to or based on the value of the Equity Interests of the Company or any Company Subsidiary, (ii) agreements or obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or Equity Interests of the Company or any of the Company Subsidiaries, or (iii) voting trusts or similar agreements to which the Company or any Company Subsidiary is a party with respect to the voting of the Company or any Company Subsidiary.

(d) There are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which shareholders of the Company or any Company Subsidiary may vote.

(e) The Company or a Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other Equity Interests of each of the Company Subsidiaries, free and clear of any Liens (other than Permitted Liens, transfer and other restrictions under applicable federal and state securities Laws or applicable foreign Laws). All of the issued and outstanding Shares (and all of the Equity Interests of each Company Subsidiary) were duly authorized, validly issued, fully paid and nonassessable, and were issued free of and not in violation of any preemptive rights, and have been offered, issued, sold and delivered by the Company in material compliance with all requirements of applicable Law. As of the date of this Agreement, there are no declared and unpaid dividends with respect to any outstanding Shares. Except for Equity Interests in the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any shares of capital stock or other Equity Interests in any person, or has any material obligation to acquire any such shares of capital stock or equity interests. As of the date hereof, there are no outstanding material obligations to which the Company or any Company Subsidiary is a party limiting the exercise of voting rights with respect to any shares of capital stock or equity interests in any Company Subsidiary.

(f) Section 3.02(f) of the Company Disclosure Letter sets forth, as of the Specified Date, with respect to each outstanding Company Option, Stock Unit Award and Restricted Stock Award, the holder thereof, the type of award, the amount of the award, the grant/exercise price, the portion of the award exercised/lapsed, the portion of the award outstanding, the amount of accrued and unpaid dividends and dividend equivalents corresponding to such award (as applicable), and, with respect to any Stock Unit Award, the scheduled distribution date for the underlying Shares.

Section 3.03 Authority.

(a) The Company has the requisite corporate power and authority to execute, deliver and perform this Agreement and, subject to the receipt of the Company Shareholder Approval, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company Board and, other than the Company Shareholder Approval and filing of the Certificate of Merger with the Ohio Secretary of State, no additional corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the Transactions. This Agreement has been duly and validly executed and delivered by the Company and (assuming the due and valid authorization, execution and delivery of this Agreement by Parent and Sub and assuming the accuracy of the representations and warranties contained in Section 4.06(b)) constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws of general application, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) The Company Board, at a meeting duly called and held, has unanimously (i) determined that the Transactions are in the best interests of the Company and its shareholders, (ii) approved and declared advisable the execution, delivery and performance of this Agreement and, subject to receiving the Company Shareholder Approval, the consummation by the Company of the Transactions, and (iii) resolved to recommend the approval and adoption of this Agreement by the shareholders of the Company at a meeting of the shareholders of the Company in accordance with the terms of this Agreement, in each case, by unanimous resolutions duly adopted, which resolutions, subject to Section 5.03, have not been subsequently modified in a manner adverse to Parent or rescinded or withdrawn.

Section 3.04 No Conflict; Required Filings and Consents.

(a) Assuming the accuracy of the representations and warranties contained in Section 4.06(b), none of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Transactions will (i) subject to obtaining the Company Shareholder Approval, conflict with or violate any provision of the Company Charter or Company Code or any equivalent organizational or governing documents of any Company Subsidiary; (ii) assuming that all consents, approvals and authorizations described in Section 3.04(b) have been obtained and all filings and notifications described in Section 3.04(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets; or (iii) violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or alter the rights or obligations of any third party under, or result in termination or give to others any right of termination, modification, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to, any Company Material Contract to which the Company or any Company Subsidiary is a party (or by which any of their respective properties or assets are bound) or any Company Permit, except, with respect to clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected (x) to have a Company Material Adverse Effect or (y) to prevent or materially delay, interfere with, impair or hinder the consummation by the Company of the Merger and the other Transactions.

(b) None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Transactions will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity with respect to the Company or any Company Subsidiary or any of their respective properties or assets, other than (i) the filing of the Certificate of Merger with the Ohio Secretary of State, (ii) the filing of a premerger notification and report form under the HSR Act and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under the HSR Act or any other applicable U.S. or foreign competition, antitrust, merger control or investment Laws (together with the HSR Act, “Antitrust Laws”), (iii) compliance with the applicable requirements of the Securities Act or the Exchange Act, (iv) filings as may be required under the rules and regulations of the Nasdaq, (v) compliance with any applicable international, federal or state securities or “blue sky” Laws and (vi) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected (x) to have a Company Material Adverse Effect or (y) to prevent or materially delay, interfere with, impair or hinder the consummation by the Company of the Merger and the other Transactions.

Section 3.05 Permits; Compliance with Laws.

(a) The Company and each Company Subsidiary is and, since April 1, 2016, has been, in possession of all authorizations, applications, allowances, licenses, permits, franchises, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity (each, a “Permit”) necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted (or was being conducted as of such prior time, as applicable) (the “Company Permits”), and all such Company Permits are in full force and effect, except where the failure to possess any Company Permits, or the failure of any Company Permits to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. None of the Company and the Company Subsidiaries (i) is in default or violation of any such Company Permit, except where such default or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or (ii) has received written notice that remains unresolved from any Governmental Entity that any Company Permit will be suspended, terminated, revoked or adversely modified or cannot be renewed in the ordinary course of business where such suspension, termination, revocation, adverse modification or non-renewal would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Since April 1, 2016, the Company and each of the Company Subsidiaries has been in compliance with all Laws applicable to the Company, the Company Subsidiaries and their respective businesses and activities, except for such non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No investigation by any Governmental Entity with respect to the Company or any Company Subsidiary is pending or threatened in writing or, to the knowledge of the Company, threatened orally, except for such investigations the outcomes of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.06 Company SEC Documents; Financial Statements. Since January 1, 2017, the Company has timely filed with or furnished to (as applicable) the SEC all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) (such documents and any other documents filed or furnished by the Company with the SEC since January 1, 2017, as have been supplemented, modified or amended since the time of filing, including all documents that become effective, are filed or furnished after the date hereof, collectively, the “Company SEC Documents”). As of their respective filing dates or, if supplemented, modified or amended since the time of filing, as of the date of the most recent supplement, modification or amendment, the Company SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied as to form in all material respects with all applicable requirements of the Exchange Act or the Securities Act, as the case may be, and the Sarbanes-Oxley Act, and the rules and regulation promulgated thereunder, in each case as in effect on the date each such document was filed with or furnished to the SEC. None of the Company Subsidiaries is required to file any reports or other documents with the SEC. As of the date of this Agreement, there are no outstanding or unresolved comments received by the Company from the SEC with respect to any of the reports filed by the Company with the SEC. Since March 31, 2017, the Company has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of the Nasdaq. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including, in each case, any notes thereto) and the consolidated Company Subsidiaries included in or incorporated by reference into the Company SEC Documents (collectively, the “Company Financial Statements”) (x) were, except as may be indicated in the notes thereto, prepared in accordance with GAAP (as in effect in the United States on the date of such Company Financial Statement) applied on a consistent basis during the periods involved except, in the case of unaudited statements, as permitted by SEC rules and regulations and (y) present fairly, in all material respects, the financial position of the Company and the consolidated Company Subsidiaries and the results of their operations and their cash flows as of the dates and for the periods referred to therein (except, to the extent permitted by Form 10-Q of the SEC, as may be indicated in the notes thereto or, in the case of interim financial statements, as otherwise permitted by Form 10-Q).

Section 3.07 Information Supplied. The Company’s definitive proxy statement, letter to shareholders, notice of meeting and form of proxy and any other soliciting material to be sent to the Company’s shareholders in connection with the Company Shareholder Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) will not, at the time the

Proxy Statement is filed with the SEC, at any time the Proxy Statement is amended or supplemented, at the time the Proxy Statement is first mailed to the Company’s shareholders or at the time of the Company Shareholder Meeting, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement, insofar as it relates to the Company or the Company Subsidiaries or other information supplied by the Company for inclusion or incorporation by reference therein, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and other applicable Law. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by Parent or Sub or any of their representatives specifically for inclusion (or incorporation by reference) in the Proxy Statement.

Section 3.08 Controls and Disclosure Controls; Off Balance Sheet Arrangements. The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) as required by Rule 13a-15 or Rule 15d-15 promulgated under the Exchange Act and intended to provide reasonable assurances regarding the reliability of financial reporting for the Company and the consolidated Company Subsidiaries for external purposes in accordance with GAAP, including policies and procedures that provide reasonable assurances (a) that receipts and expenditures of the Company and the Company Subsidiaries are being made only in accordance with authorizations of management and the Company Board and (b) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and the Company Subsidiaries’ assets that could have a material effect on the Company’s financial statements. The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) intended to provide reasonable assurance that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. To the Company’s knowledge, since March 31, 2017, the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (A) any “significant deficiency” or “material weaknesses” (as such terms are defined in Rule 1-02(a)(4) of Regulation S-X) in the design or operation of internal controls over financial reporting that could adversely affect in any material respect the Company’s ability to timely record, process, summarize and report financial information, and (B) any fraud or allegation of fraud known to the Company, whether or not material, that involves management or other employees of the Company and the Company Subsidiaries who have a significant role in the Company’s internal controls over financial reporting. The Company is in compliance with all applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of Nasdaq, except for any non-compliance that would not reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangements” that would be required to be disclosed under Item 303(a) of Regulation S-K promulgated by the SEC.

Section 3.09 Absence of Certain Changes.

(a) Except as otherwise expressly contemplated by this Agreement, from September 30, 2018 through the date of this Agreement, the businesses of the Company and the Company Subsidiaries have been conducted in the ordinary course of business consistent with past practice in all material respects.

(b) From September 30, 2018, there have not been any Effects that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(c) Since September 30, 2018, neither the Company nor any of the Company Subsidiaries has taken any action that, if taken after the date hereof, would constitute a breach of Section 5.01(c), (e), (g), (i), (k), (l), (m), (o), (r), (s) or Section 5.01(u) with respect to any of the foregoing clauses of Section 5.01.

Section 3.10 Undisclosed Liabilities. Neither the Company nor any of the Company Subsidiaries has, or is subject to, any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth or reflected on a consolidated balance sheet of the Company and the Company Subsidiaries or disclosed in the notes thereto, other than liabilities and obligations (a) disclosed, reserved against or provided for in the unaudited consolidated balance sheet of the Company as of September 30, 2018 or in the notes thereto included in the Company SEC Documents, (b) incurred in the ordinary course of business consistent with past practice since September 30, 2018, (c) incurred or permitted to be incurred under this Agreement or incurred in connection with the Transactions (but only to the extent permitted by this Agreement), (d) that have been discharged or paid in full or (e) that otherwise would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.11 Litigation. As of the date of this Agreement, there is no, and from January 1, 2017 through the date of this Agreement, there has been no, suit, claim, litigation, action, arbitration or any other proceeding in Law or in equity (collectively, “Proceeding”) to which the Company or any Company Subsidiary is a party or to which any of the properties or assets of the Company or any Company Subsidiary is subject, either pending or threatened in writing or, to the knowledge of the Company, threatened orally that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, and from January 1, 2017 through the date of this Agreement, neither the Company nor any Company Subsidiary is or was a party to, and none of the properties or assets of the Company or any Company Subsidiary is or was subject to any outstanding order, writ, injunction, judgment or decree of any Governmental Entity or arbitrator unrelated to this Agreement that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, there is no Proceeding pending or threatened in writing, or to the knowledge of the Company, threatened orally against the Company, or any outstanding order, writ, injunction, judgment or decree of any Governmental Entity or arbitrator that challenges the validity or propriety, or that seeks to prevent, impair or delay consummation of the Merger or any of the other Transactions.

Section 3.12 Employee Benefits.

(a) Section 3.12(a) of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of each Company Benefit Plan that is material to the Company and the Company Subsidiaries taken as a whole. “Company Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and each other plan, policy, program, agreement or arrangement (whether written or oral), in each case, that provides compensation or benefits to any current or former employee or other service individual provider and (x) is sponsored or maintained or required to be sponsored or maintained by the Company or any Company Subsidiary or (y) with respect to which the Company or any Company Subsidiary has any obligation or liability, other than any of the foregoing that is sponsored or maintained solely by a Governmental Entity. The Company has made available to Parent correct and complete copies, as applicable, of each material Company Benefit Plan that provides compensation or benefits to employees in the United States, Germany, France, Belgium or Australia or, in the case of an unwritten material Company Benefit Plan that provides compensation or benefits to employees in the United States, Germany, France, Belgium or Australia, a written description of the material terms thereof (each, a “Key Jurisdiction Plan”). As of thirty (30) days after the date hereof, the Company shall have delivered, or used reasonable best efforts to deliver, correct and complete copies, as applicable, of each material Company Benefit Plan that is not a Key Jurisdiction Plan or, in the case of any other unwritten material Company Benefit Plan that is not a Key Jurisdiction Plan, a written description of the material terms thereof. With respect to each material Company Benefit Plan that provides compensation or benefits to employees in the United States, the Company has made available to Parent correct and complete copies, as applicable of (each, a “US Plan”): (i) the three (3) most recent annual reports on Form 5500 all schedules and financial statements attached thereto required to be filed with the Internal Revenue Service (“IRS”) with respect to each Company Benefit Plan (if any such report was required); (ii) the most recent summary plan description for each material Company Benefit Plan for which such summary plan description is required together with each associated summary of material modifications; (iii) each trust agreement and insurance or group annuity contract relating to any material Company Benefit Plan; (iv) with respect to each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination letter or favorable opinion letter for a volume submitter or prototype plan issued by the IRS with respect to the qualified status of such Company Benefit Plan; (v) the most recent actuarial report relating to such Company Benefit Plan, if applicable; and (vi) any material non-routine correspondence with a Governmental Entity during the past three years. With respect to each material Company Benefit Plan that is not a US Plan, as of thirty (30) days after the date hereof, the Company shall have delivered, or used reasonable best efforts to deliver, correct and complete copies, as applicable, of: (A) each trust agreement and insurance or group annuity contract or other funding instrument relating to such Company Benefit Plan; (B) the most recent actuarial report relating to such Company Benefit Plan, if applicable; and (C) any material non-routine correspondence with a Governmental Entity during the past three (3) years.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan has been maintained, operated, administered and funded in compliance with its terms and all applicable Laws, including ERISA and the Code, if applicable, (ii) there are no Proceedings, investigations or audits (other than for routine claims for benefits) pending or, to the knowledge of the Company, threatened with respect to any Company Benefit Plan, (iii) to the extent required, all Company Benefit Plans have been registered and maintained in good standing with the applicable regulatory authorities, (iv) no Lien, Tax or other penalty for which there are any unsatisfied liabilities has been imposed under the Code, ERISA or any other applicable Law with respect to any Company Benefit Plan, and (v) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) for which any liabilities are outstanding. Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the IRS as to its qualified status or may rely upon a favorable opinion letter for a prototype or volume submitter plan, and to the knowledge of the Company, no circumstances or events have occurred that would reasonably be expected to adversely affect the qualified status of such plan.

(c) Section 3.12(c) of the Company Disclosure Letter lists each material Company Benefit Plan that provides (or includes an obligation to provide) health, life or other welfare benefits after retirement or other termination of employment, other than (i) as required by Law, (ii) coverage or benefits required under Section 4980B of the Code or similar Law, the full cost of which is borne by the employee or former employee (or any beneficiary of the employee or former employee) or (iii) benefits provided during any period during which the former employee is receiving severance pay.

(d) No Company Benefit Plan is and at no time during the six (6)-year period prior to the date of this Agreement has the Company, any Company Subsidiary or any of their respective ERISA Affiliates sponsored, maintained, contributed to (or been obligated to contribute to) or had any obligations or liabilities under any employee benefit subject to Section 302 or Title IV of ERISA or Section 412 of the Code, or any multiemployer pension plan (as defined in Section 3(37) of ERISA). With respect to any Company Benefit Plan subject to Title IV of ERISA: (i) neither the Company nor any Company Subsidiary has incurred any withdrawal liability under a multiemployer pension plan that has not been paid in full, (ii) no such plan has incurred any “accumulated funding deficiency” (as determined under the rules set forth in Section 412 of the Code and related Code sections and regulations), (iii) there has been no failure to satisfy the minimum funding requirements set forth in Sections 412 and 430 of the Code, (iv) there have not, within the past five (5) years, been any “reportable events” (within the meaning of Section 4043 of ERISA) that were subject to an advance thirty (30)-day notice requirement and (v) neither the Company nor any Company Subsidiary: (x) has any assets subject to (or expected to be subject to) a lien for unpaid contributions to any employee benefit plan; (y) has failed to pay premiums to the Pension Benefit Guaranty Corporation when due; (z) is subject to an excise tax under Code Section 4971 or has engaged in any transaction which would reasonably be expected to give rise to liability under Section 4069 or Section 4212(c) of ERISA.

(e) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (whether alone or in combination with another event, whether contingent or otherwise) will (i) result in or entitle any current or former service provider of the Company or any Company Subsidiary to any payment or benefit under any Company Benefit Plan or any loan forgiveness, (ii) accelerate the vesting, funding or time of payment of any compensation or other benefit, (iii) increase the amount or value of any payment, compensation or benefit to any such service provider or (iv) result in any limitation or restriction on the right to amend, terminate or transfer the assets of any Company Benefit Plan on or following the Closing Date.

(f) Without limiting the generality of the foregoing, no payment or benefit which has or may be provided under a Company Benefit Plan to any current or former employee of the Company or any Company Subsidiary or any other “disqualified individual” (within the meaning of Section 280G of the Code) would reasonably be expected to be characterized as an “excess parachute payment” under Section 280G of the Code as a result of the execution of this Agreement or the consummation of the Transactions. Neither the Company nor any Company Subsidiary has any obligation to pay a Tax gross-up or otherwise reimburse or compensate any Person for any Tax-related payments under Section 4999 of the Code.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Code Section 409A) is in documentary and operational compliance with Code Section 409A and the applicable guidance issued thereunder. Neither the Company nor any Company Subsidiary has any obligation to pay a Tax gross-up or otherwise reimburse or compensate any Person for any Tax-related payments under Section 409A of the Code.

(h) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan that is subject to or governed by the Laws of any jurisdiction other than the United States, and intended to qualify for special tax treatment, meets all the requirements for such treatment.

Section 3.13 Labor Matters.

(a) Section 3.13(a) of the Company Disclosure Letter lists, as of the date of this Agreement, (i) each material Labor Organization, and (ii) any material CBA. “Labor Organization” means any trade union, labor organization or works council (or representatives thereof) that has been certified or recognized as or is a representative of any employee of the Company or any Company Subsidiary. “CBA” means any labor agreement, collective bargaining agreement or any other labor-related agreement or arrangement with any Labor Organization or otherwise applicable to the Company or any Company Subsidiary, pertaining to or which determines the terms or conditions of employment of any employee of the Company or any Company Subsidiary. To the knowledge of the Company, as of the date of this Agreement, there are no pending or threatened, and from January 1, 2017 through the date of this Agreement, there have been no material representation campaigns, organizational efforts, elections or proceedings concerning union representation involving any employee of the Company or any Company Subsidiary and, to the knowledge of the Company, as of the date of this Agreement, there are no pending demands for recognition, certification or collective bargaining. As of the date of this Agreement, there are no pending material strikes, slowdowns, work stoppages, lockouts, unfair labor practice charges, other organized work interruptions or labor-related grievances or arbitrations, or threats thereof, by or with respect to any employee or any representatives thereof and no such strike, slowdown, work stoppage, lockout, unfair labor practice charge, other organized work interruption or labor-related arbitration or grievance has occurred or been threatened from January 1, 2017 through the date of this Agreement.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary are in compliance with applicable Laws relating to labor or employment, including discrimination or harassment in employment, terms and conditions of employment, fair employment, payroll, worker classification, immigration, layoffs, unemployment, the Worker Adjustment and Retraining Notification Act (and any similar Law) (collectively, the “WARN Act”), wages, hours, working time, annual leave, social security matters and contributions, and occupational safety and health and employment practices.

(c) Since January 1, 2017, there has been no plant closing or mass layoff within the meaning of the WARN Act by the Company or any Company Subsidiary for which there remain any material unsatisfied liabilities.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, with respect to any service provider of the Company and the Company Subsidiaries, the Company or applicable Company Subsidiary (i) has withheld all amounts required by applicable Law, collective bargaining arrangement or any Company Benefit Plan to be withheld from the wages, salaries or other payments to such service provider, and (ii) is not liable for any payment to any fund or any Governmental Entity with respect to social security for any amounts, other than payments not yet due, in each case, under any applicable provisions of any Company Benefit Plan and any applicable Law.

(e) The Company has provided to Parent, as of various dates on or after February 8, 2019, a list that is true and complete in all material respects as of such dates with respect to all individuals who serve as employees of the Company or any Company Subsidiary of each such employee’s position, primary work location, base compensation payable, date of hire or years of service and with respect to each individual who is a participant in the Company’s Management Incentive Plan (the “MIP”) or Sales Incentive Plan (“SIP”), the annual target bonus opportunity for such individual under the MIP or SIP, as applicable (each, a “Specified Target Bonus”). Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company, the Company does not sponsor or maintain a bonus program under which participants have target annual bonus amounts other than the MIP and SIP.

Section 3.14 Tax Matters.

(a) The Company and each Company Subsidiary have timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by the Company and each Company Subsidiary and the Company and each Company Subsidiary have timely paid all Taxes required to be paid by the Company and each Company Subsidiary (whether or not shown as due on such filed Tax Returns); subject in each case to such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All Taxes which the Company or any Company Subsidiary has been required by Law to withhold or to collect for payment have been duly withheld and collected and have been timely paid to the appropriate Governmental Entity, subject to such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) There is no audit, examination, Proceeding or assessment pending with respect to Taxes for which the Company or any Company Subsidiary may be liable, nor has any audit, examination, Proceeding or assessment been threatened in writing by any Governmental Entity, that, if determined adversely would, individually or in the aggregate with all other such audits, examinations, Proceedings or assessments, reasonably be expected to have a Company Material Adverse Effect. No deficiency with respect to a material amount of Taxes has been assessed, proposed or threatened in writing against the Company or any Company Subsidiary which (i) individually or in the aggregate with all other such deficiencies, would reasonably be expected to constitute a Company Material Adverse Effect if required to be paid by the Company or any Company Subsidiary and (ii) has not been fully paid, otherwise finally resolved or adequately reserved in the Company Financial Statements.

(c) Neither the Company nor any Company Subsidiary constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code, in each case in the two (2) years prior to the date of this Agreement.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, other than Permitted Liens, no material Liens or other encumbrances with respect to any Taxes have been filed against the assets of the Company or any Company Subsidiary.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or portion thereof) ending after the Closing Date as a result of any installment sale or other transaction on or prior to the Closing Date, any accounting method change made prior to the Closing Date or any use of an improper accounting method prior to the Closing Date, any prepaid amount received prior to the Closing, any intercompany transaction or excess loss account described in Section 1502 of the Code (or corresponding provisions of state, local or foreign Tax law) or any election under Section 108(i) of the Code (or similar provisions of state, local or foreign Tax law).

(f) Neither the Company nor any Company Subsidiary (i) is or has in the past six (6) years been a member of an affiliated group (other than a group the common parent of which is the Company) filing a consolidated U.S. Tax Return (or any consolidated, combined, unitary or similar Tax Return for state, local or foreign Tax purposes) or (ii) has any material liability for Taxes of any person (other than the Company or any Company Subsidiary) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise (except, in each case, for liabilities pursuant to commercial contracts entered into in the ordinary course of business the primary subject of which is not Taxes).

(g) No election under Section 965(h) of the Code has been made with respect to the Company and the Company Subsidiaries.

Nothing in this Agreement (including this Section 3.14), except with respect to the representations and warranties included in Section 3.14(e), shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute of the Company or any Company Subsidiary in any taxable period beginning after the Closing Date.

Section 3.15 Properties.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary has (i) good fee simple title to all real property owned by the Company or any of the Company Subsidiaries (the “Owned Real Property”) and (ii) a valid leasehold estate in all real property subject to a Lease (the “Leased Real Property” and together with the Owned Real Property, the “Real Property”), in each case free and clear of all Liens except for Permitted Liens.

(b) Section 3.15(b)(i) of the Company Disclosure Letter sets forth a list of all Owned Real Property and the current owner, including the address thereof. Section 3.15(b)(ii) of the Company Disclosure Letter sets forth a written description of each Material Real Property Agreement by the Company or Company Subsidiary pursuant to which rights in favor of the Company or a Company Subsidiary have been granted with respect to the Leased Real Property (including all amendments, supplements and other modifications thereto, each a “Lease”).

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i) to the knowledge of the Company, there are no condemnation or eminent domain proceedings pending or threatened with respect to any of the Real Property;

(ii) there are no leases, subleases, licenses, occupancy or any other agreements granting to any person the right of possession, use or occupancy of any portion of the Owned Real Property;

(iii) there are no outstanding options to purchase, lease, license or use, or rights of first refusal to purchase any of the Owned Real Property or any portions thereof;

(iv) the Company has sufficient rights in the Real Property and other real property to be able to operate its business as currently conducted;

(v) the Owned Real Property and the buildings, structures, fixtures and other improvements located on the Real Property (collectively, the “Improvements”) complies in all material respects with, and does not violate in any material respect, any Laws, and no notice of violation of any Laws has been given by any Governmental Entity or by any other person entitled to enforce the same with respect to the Owned Real Property;

(vi) the Owned Real Property and Improvements are free from material defects (patent and latent), have been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to normal wear and tear) and are suitable for the purposes for which they are presently used; and

(vii) if any Improvements were totally or partially destroyed by casualty or other cause, then no applicable Law would prevent Parent from reconstructing the existing Improvements and resuming their existing use, as of right.

(d) With respect to each Lease and except as would not have a Company Material Adverse Effect, to the knowledge of the Company, (i) there are no disputes with respect to such Lease (ii) neither the Company nor the Company Subsidiary has collaterally assigned or granted any other security interest in such Lease or any interest therein; and (iii) there are no Liens (other than Permitted Liens) on the estate or interest created by such Lease. Except as would not have a Company Material Adverse Effect, to the Company’s knowledge, the other party to the Lease is not in breach of or default pursuant to any Lease.

Section 3.16 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) (i) The Company and each Company Subsidiary is in material compliance with those Environmental Laws applicable to their respective operations (including possessing and complying with any required Environmental Permits), (ii) there are no administrative or judicial Proceedings pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary and none of the Company or any Company Subsidiary has received or is subject to any outstanding written notice, demand, letter, writ, order or claim, in each case, alleging that the Company or such Company Subsidiary has violated, or has liability under, any Environmental Law, except for such matters that have been fully resolved, and (iii) to the knowledge of the Company, no investigation by any Governmental Entity with respect to the Company or any Company Subsidiary is pending in relation to matters arising under Environmental Laws or with respect to Hazardous Substances;

(b) Since January 1, 2017, neither the Company nor any Company Subsidiary has received any written notice of, and neither the Company nor any Company Subsidiary (nor, to the knowledge of the Company, any third party) has caused, the Release of any Hazardous Substances at, on, under or from any real property currently or formerly owned, leased or operated by the Company or any Company Subsidiary that would reasonably be expected to result in a material liability under Environmental Laws on the part of the Company or any Company Subsidiary; and

(c) To the knowledge of the Company, the Company has provided or made available to Parent a copy of all material environmental assessment reports (including Phase I and/or Phase II) conducted within the past five (5) years in the possession of the Company or any Company Subsidiary based in the United States or the principal executive office of any Significant Subsidiary in Europe in relation to any properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary.

Section 3.17 Intellectual Property.

(a) Section 3.17(a) of the Company Disclosure Letter (i) sets forth a complete and accurate list of all material Registered IP and Internet domain name registrations, in each case, that are owned by the Company or any Company Subsidiary (collectively, the “Company Registered Intellectual Property Rights”), (ii) identifies, for each item listed, the record owner, jurisdiction of issuance, and registration or application number and date and (iii) sets forth a complete and accurate list, to the Company’s knowledge, of all other material Intellectual Property Rights owned by the Company or any Company Subsidiary. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) the Company or one of the Company Subsidiaries is the sole and exclusive owner of all Company Intellectual Property Rights free and clear of all Liens other than Permitted Liens; and (ii) all Company Registered Intellectual Property Rights are subsisting and, to the Company’s knowledge, valid and enforceable. No cancellation, interference, opposition, reissue or reexamination is pending or, to the knowledge of the Company, threatened in writing, in which the validity, enforceability or ownership of any Company Registered Intellectual Property Right that is material to the business of the Company and the Company Subsidiaries, taken as a whole, is being contested or challenged (other than office actions or similar communications issued by any Governmental Entity in the ordinary course of prosecution of any pending applications for registration of Company Registered Intellectual Property Rights).

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date hereof the Company and the Company Subsidiaries own or have the right to use, and immediately prior to the Effective Time the Company and the Company Subsidiaries will own or have the right to use, all Intellectual Property Rights that are used in and material to the business of the Company and the Company Subsidiaries as currently conducted.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe upon, violate or misappropriate (and, since January 1, 2017, has not infringed upon, violated or misappropriated) any Intellectual Property Rights of any other person. Neither the Company nor any of the Company Subsidiaries has received, since January 1, 2017, any written (or, to the Company’s knowledge, oral) charge, complaint, claim, demand or notice alleging any such infringement, violation or misappropriation by the Company or any of the Company Subsidiaries that either (i) has not been settled or otherwise fully resolved as of the date hereof or (ii) would reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no other person: (i) has, since January 1, 2017, infringed upon or misappropriated any Intellectual Property Rights owned by the Company or the Company Subsidiaries; or (ii) is currently infringing upon or misappropriating any Intellectual Property Rights owned by the Company or the Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries has delivered to any other person, since January 1, 2017, any written charge, complaint, claim, demand or notice alleging any such infringement or misappropriation by such other person that would reasonably be expected to be material to the Company.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries have taken reasonable steps to maintain the confidentiality of all Trade Secrets (and all other non-public proprietary information and confidential know-how) owned by the Company or the Company Subsidiaries.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) to the Company’s knowledge, since January 1, 2017, there has been no material breach of security or unauthorized access of or to information technology systems used to store, transmit, process or otherwise exploit data or information used in the business or operations of the Company and the Company Subsidiaries, and the Company and the Company Subsidiaries have and continue to maintain adequate disaster recovery and security plans, procedures and facilities for such information technology systems; (ii) the Company’s and the Company Subsidiaries’ use or handling of business data, and any Personal Data has at all times been in compliance with applicable Law, including Data Protection Laws, and neither the Company nor any Company Subsidiary has received any written notice or allegation, or to the knowledge of the Company or any Company Subsidiary, has been the subject of any investigation, that it is or may be in violation of any Data Protection Laws; and (iii) the Company and Company Subsidiaries have appropriate technical and organizational measures in place to protect against unauthorized or unlawful processing of Personal Data and accidental loss or destruction of Personal Data.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the information technology systems owned, licensed, leased or otherwise held for use by the Company or the Company Subsidiaries (including all computer hardware, Software, firmware and telecommunications systems used in their respective businesses as currently conducted) and the information technology systems operated on behalf of the Company or the Company Subsidiaries (collectively, the “Company IT Systems”) (A) operate to the Company’s knowledge in substantial conformance with the appropriate specifications and documentation for such systems and generally perform reliably in all material respects and (B) are sufficient to support the business of the Company and the Company Subsidiaries as currently conducted; (ii) none of the Company IT Systems contain any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “malware,” “vulnerability,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (A) disrupting, disabling, harming or otherwise impeding in any material manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (B) materially compromising the privacy or security of any data or damaging or destroying any data or file without the Company’s knowledge and approval; and (iii) the Company has taken commercially reasonable steps to provide for archival, back-up, recovery and restoration of its critical business data.

(h) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) the Company and each of the Company Subsidiaries is in material compliance with all applicable licenses for any Open Source Software that is used in the business of the Company and the Company Subsidiaries as currently conducted; (ii) to the Company’s knowledge, neither the Company nor any of the Company Subsidiaries has incorporated, embedded or linked any Open Source Software into or with any Company Software that is used in the business of the Company and the Company Subsidiaries as currently conducted in a manner that requires the contribution, licensing, or disclosure to any third party, including the Open Source Software community, of any portion of the source code of any such Company Software; and (iii) to the Company’s knowledge, neither the Company nor any of the Company Subsidiaries has, since January 1, 2017, received a request in writing for disclosure of the source code of any such Company Software based upon the Company’s or any of the Company Subsidiaries’ use of Open Source Software.

Section 3.18 Material Contracts.

(a) All Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed with the SEC. All such filed Contracts shall be deemed to have been made available to Parent to the extent (i) such Contracts have been filed with or expressly incorporated into, and listed in the Exhibit Index of (A) either of the Company’s two most recent annual reports on Form 10-K included in the Company SEC Documents, (B) any quarterly report on Form 10-Q filed with the SEC since the Company’s most recent annual report on Form 10-K included in the Company SEC Documents, or (C) any current report on Form 8-K filed following the most recent such Form 10-Q and included in the Company SEC Documents, and (ii) true and complete unredacted copies of such Contracts are available to the general public via the SEC’s Electronic Data Gathering, Analysis and Retrieval system.

(b) Other than the Contracts described in the last sentence of Section 3.18(a), Section 3.18(b) of the Company Disclosure Letter sets forth a complete list, and the Company has made available to Parent true and complete copies, of each Contract (including amendments thereto) to which the Company or any of the Company Subsidiaries is a party or by which it is bound or to which any of their respective properties or assets are subject, as of the date of this Agreement, that:

(i) relates to the formation, management or control of a partnership, joint venture or similar entity (other than solely between the Company and any of the wholly-owned Company Subsidiaries or solely between any wholly-owned Company Subsidiaries);

(ii) evidences the creation, incurrence, assumption or guarantee of Indebtedness of the Company or any Company Subsidiary in an amount in excess of $1,000,000 (except for such Indebtedness solely between the Company and any of the Company Subsidiaries or solely between the Company Subsidiaries, guarantees by the Company of Indebtedness solely of any of the Company Subsidiaries and guarantees by any of the Company Subsidiaries of Indebtedness solely of the Company or any other Company Subsidiary);

(iii) grants any rights of first refusal, rights of first negotiation or other similar rights to any person with respect to the sale of any material assets (other than with respect to Real Property) or any business of the Company or the Company Subsidiaries;

(iv) materially restricts the ability of the Company or any Company Subsidiary, or would materially restrict the ability of Parent or its Subsidiaries (other than the Surviving Corporation and its Subsidiaries) following the Effective Time, to compete in any line of business or in any geographic territory, or to practice any Company-owned Intellectual Property Rights, in each case, that is or are material to the Company;

(v) is an employment or consulting Contract (in each case with respect to which the Company has continuing obligations as of the date hereof) with any current or former (A) executive officer of the Company, (B) member of the Company Board or (C) Company Employee which in any case (1) provides for total annual target cash compensation in excess of $250,000 or a change in control or similar bonus or (2) cannot be terminated without the Company or any of the Company Subsidiaries incurring a liability of $250,000 or greater;

(vi) is a CBA;

(vii) is a Contract that provides for “exclusivity” in favor of a third party with respect to a specific business or industry;

(viii) is a Contract with an affiliate that would be required to be disclosed by Item 404(a) of Regulation S-K promulgated under the Exchange Act;

(ix) obligates the Company or any of the Company Subsidiaries to make any capital commitment or capital expenditure in excess of $3,500,000 for (A) the period beginning on January 1, 2019 or (B) any prior period if, in the case of this clause (B), the Company or any Company Subsidiary has failed to comply in all material respects with its obligations with respect thereto;

(x) is a mortgage, pledge, security agreement, deed of trust or other Contract granting a Lien, other than a Permitted Lien, on any property or asset that is material to the Company and the consolidated Company Subsidiaries, taken as a whole (other than any such item that relates to Indebtedness that is not required to be listed by Section 3.18(b)(ii));

(xi) is a definitive agreement (A) providing for the acquisition from another person or disposition to another person of assets or Equity Interests for aggregate consideration under such Contract in excess of $15,000,000, and (B) (1) entered into on or after January 1, 2017, (2) not yet consummated, or (3) containing material representations, covenants, “earn-out” obligations, indemnities or other obligations that remain in effect (in each case, other than Contracts for acquisitions of equipment, inventory, or sales of inventory entered into in the ordinary course of business);

(xii) prohibits the payment of dividends or distributions in respect of the Equity Interests of the Company or any Significant Subsidiaries, prohibits the pledging of the capital stock of the Company or any Significant Subsidiaries or prohibits the issuance of guarantees by the Company or any Significant Subsidiaries (other than any such item that relates to Indebtedness that is not required to be listed by Section 3.18(b)(ii));

(xiii) is a Contract (A) pursuant to which the Company or any of the Company Subsidiaries is granted rights to any Intellectual Property Rights owned by a third party that are material to the Company and the Company Subsidiaries, taken as a whole, excluding Contracts for commercially available Software involving annual payments of less than $250,000 in the aggregate or (B) pursuant to which the Company or any of the Company Subsidiaries grants to a third party any rights (including any covenant not to assert/sue or other immunity from suit) with respect to Intellectual Property Rights owned by Company or any of the Company Subsidiaries that are material to the Company and the Company Subsidiaries taken as a whole, excluding any non-exclusive licenses granted in the ordinary course of business (the Contracts in (A) and (B), collectively, the “Material Intellectual Property Agreements”);

(xiv) is a Contract pursuant to which the Company or any Company Subsidiary leases real property and which would reasonably be expected to have an annual rental cost with respect to the 12-month period ending December 31, 2019 in excess of $500,000 (“Material Real Property Agreement”);

(xv) is a settlement or similar Contract (A) with any Governmental Entity or (B) pursuant to which the Company or any Company Subsidiary (1) is obligated to pay consideration after the date of this Agreement in excess of $5,000,000 or (2) has agreed to materially restrict its ability to operate its business;

(xvi) (A) is a Contract (other than any purchase or sale order entered into in the ordinary course of business and which does not materially modify the terms of any Material Contract) with (1) any customer for the sale of goods or services by the Company or any Company Subsidiary pursuant to which the Company and the Company Subsidiaries, collectively, sold more than $5,000,000 of goods and services during the 12-month period ended December 31, 2018 or pursuant to which the Company and the Company Subsidiaries, collectively, would reasonably be expected to sell more than $5,000,000 of goods and services during the 12-month period ending December 31, 2019 or (2) any Material Customer for the sale of goods or services by the Company or any Company Subsidiary, or (B) is a Contract (other than any purchase or sale order entered in to in the ordinary course of business and which does not materially modify the terms of any Material Contract) with (1) any supplier for the purchase of services, materials, supplies or equipment by the Company or any Company Subsidiary pursuant to which the Company and the Company Subsidiaries, collectively, purchased more than $5,000,000 of goods or services during the 12-month period ended December 31, 2018 or pursuant to which the Company and the Company Subsidiaries, collectively, would reasonably be expected to purchase more than $5,000,000 of goods and services during the 12-month period ending December 31, 2019, or (2) any Material Supplier for the purchase of goods or services by the Company or any Company Subsidiary;

(xvii) is a voting agreement, voting trust, shareholder agreement or registration rights agreement relating to any securities of the Company; or

(xviii) is a Contract under which there is any outstanding material obligation to which the Company or any Company Subsidiary is a party restricting the transfer of any shares of capital stock or equity interests in any Company Subsidiary.

Each Contract described in Section 3.18(a) or Section 3.18(b) is referred to in this Agreement as a “Company Material Contract.”

(c) Neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Company Material Contract, and, to the knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any Company Subsidiary, where such breach or default, individually or together with other such breaches or defaults, would reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, as of the date of this Agreement, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default, individually or together with other such breaches or defaults, would reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, each Company Material Contract is a valid and binding obligation of, and enforceable in accordance with its terms against, the Company or the applicable Company Subsidiary that is a party thereto and, to the knowledge of the Company, is in full force and effect, in each case, except for such failures as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and subject to the Bankruptcy and Equity Exception. Neither the Company nor any Company Subsidiary has received any written notice that such party is (with or without notice or lapse of time, or both) in breach or default under any such Company Material Contract, except where such breach or default, individually or together with other such breaches or defaults, would reasonably be expected to have a Company Material Adverse Effect.

Section 3.19 Insurance. Section 3.19 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of all Insurance Policies. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) all Insurance Policies are in full force and effect and all Insurance Policies maintained by the Company and the Company Subsidiaries for the past three (3) years provide insurance in such amounts and against such risks as the management of the Company reasonably has determined to be prudent in accordance with industry practices or as is required by Law or regulation, and all premiums due and payable thereon have been paid; (b) neither the Company nor any Company Subsidiary is in material breach of or default under any of the Insurance Policies; and (c) neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default or permit termination or material modification of any of the Insurance Policies. To the knowledge of the Company, for the three (3) years preceding the date of this Agreement, no material insurance claims of the Company or any of the Company Subsidiaries have been denied or disputed by its or their respective insurers.

Section 3.20 Material Customers and Suppliers. (a) Section 3.20(a)(i) of the Company Disclosure Letter sets forth a complete and accurate list of the top ten customers of the Company based upon the revenue generated from such customer for the twelve months ended December 31, 2018 (each, a “Material Customer”). As of the date hereof, neither the Company nor any Company Subsidiary has received any written notice from a Material Customer that it has ceased to use the Company’s products or services or that it intends to cease after the Closing to use such products or services or to otherwise terminate or materially reduce or materially adversely change its relationship with the Company or any Company Subsidiary.

(b) Section 3.20(b)(i) of the Company Disclosure Letter sets forth a complete and accurate list of the top ten vendors or suppliers of the Company based upon the payments made by the Company to such vendor or supplier for the twelve months ended December 31, 2018 (each, a “Material Supplier”). As of the date hereof, neither the Company nor any Company Subsidiary has received any written notice from a Material Supplier that it intends to cease after the Closing to provide products or services to the Company or to otherwise terminate or materially reduce or materially adversely change its relationship with the Company or any Company Subsidiary.

Section 3.21 Anti-Corruption and Trade Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary nor, to the knowledge of the Company, any director, officer, employee, agent or other person acting on behalf of the Company or any Company Subsidiary, has, directly or indirectly, (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign political activity; (ii) made any direct or indirect unlawful payments to any Governmental Officials or to any foreign political parties or campaigns from corporate funds; (iii) violated, or taken any act in furtherance of a violation of, any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010, or any other applicable anti-bribery or anti-corruption laws (“Anti-Corruption Laws”); or (iv) made, paid, offered, promised or given any other unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any Governmental Official or any other Person for the purpose of influencing any action or decision of such Person or Person’s influence, including a decision to fail to perform, such Person’s official function, or to influence any act or decision of such Governmental Entity to assist the Company or any of its Subsidiaries in obtaining or retaining business, or directing business to any Person, which would constitute a bribe, kickback, or illegal or improper payment to assist the Company or any of its Subsidiaries in obtaining or retaining business.

(b) The Company has instituted, maintained and enforced policies and procedures designed to promote and achieve compliance, in all material respects, with all applicable Anti-Corruption Laws.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date hereof, there is no Governmental Entity investigating or that has conducted or initiated or threatened in writing any investigation of the Company or any of its Subsidiaries or any of their respective officers, directors, or employees, agents or third-party representatives in connection with an alleged or possible violation of any Anti-Corruption Laws. During the past five (5) years, neither the Company nor any of its Subsidiaries has submitted any voluntary or involuntary disclosure to any Governmental Entity in connection with an alleged or possible violation of any Anti-Corruption Laws.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary and their respective directors, officers, employees, and persons acting on behalf thereof, are and at all times within the past five (5) years have been in compliance with applicable United States laws, regulations, and orders pertaining to trade and economic sanctions, export controls, and customs, including, such laws and regulations administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of Commerce, the U.S. Department of State and the U.S. Customs and Border Protection agency (collectively, “U.S. Trade Controls”). During the past five (5) years, there have been no claims, complaints, charges, investigations, voluntary disclosures or proceedings under U.S. Trade Controls material to the Company and its Subsidiaries taken as a whole and to the knowledge of the Company, there are no pending or threatened claims or investigations involving suspect or confirmed violations thereof.

(e) Neither the Company nor any Company Subsidiary nor any of their respective directors, officers, employees, or person acting on behalf thereof, respectively, is: (i) located, organized, or resident in a country or territory that is the target of a comprehensive trade embargo by the U.S. government (presently, Cuba, Iran, North Korea, Syria, or the Crimea region of Ukraine (collectively, “Sanctioned Countries”)); (ii) the target of U.S. Trade Controls, including being identified on a U.S. government restricted parties list, such as OFAC’s Specially Designated Nationals (“SDN”) and Blocked Persons List, the Department of State’s Nonproliferation Sanctions List, or the Department of Commerce’s Denied Persons List and Entity List, or is owned fifty percent or more, in the aggregate, by one or more SDNs (collectively, a “Prohibited Party”); or (iii) engaged, directly or indirectly, in dealings or transactions in or with Sanctioned Countries or Prohibited Parties in violation of U.S. Trade Controls.

Section 3.22 Opinions of Financial Advisors. The Company Board has received the opinions of Goldman Sachs & Co. LLC and William Blair & Company, L.L.C. on or prior to the date of this Agreement, each to the effect that, as of the date of such opinion and subject to the assumptions and limitations set forth therein, $50.00 per share of Company Common Stock in cash to be paid to the holders of Shares (other than Parent and its affiliates) pursuant to this Agreement is fair, from a financial point of view, to such holders and, as of the date of this Agreement, such opinions have not been withdrawn, revoked or modified. An executed copy of such opinions will be delivered to Parent following the execution of this Agreement solely for informational purposes, and it is agreed and understood that such opinions may not be relied on by Parent or Sub.

Section 3.23 Takeover Statutes. Assuming the accuracy of the representation contained in Section 4.06(b), (a) the Company Board has taken all necessary action such that the restrictions imposed on business combinations by Section 1704.01 of the OGCL are inapplicable to this Agreement and (b) no other “control share acquisition,” “fair price,” “moratorium,” “business combination” or other anti-takeover Law of the State of Ohio (a “Takeover Statute”) is applicable to this Agreement or any of the Transactions. The Company is not party to any shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.

Section 3.24 Vote Required. Assuming the accuracy of the representations and warranties contained in Section 4.06(b), the only vote of the holders of Shares required to adopt this Agreement or approve the Merger is the affirmative vote of shareholders entitled to exercise a majority of the voting power to adopt this Agreement (the “Company Shareholder Approval”).

Section 3.25 Brokers. No broker, finder or investment banker other than Goldman Sachs & Co. LLC and William Blair & Company, L.L.C. is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based on arrangements made by or on behalf of the Company or any of the Company Subsidiaries. The Company has made available to Parent a true and complete summary of the financial terms of the engagement letters (as amended) between the Company, on the one hand, and Goldman Sachs & Co. LLC and William Blair & Company, L.L.C., respectively, on the other hand, relating to the Transactions, and such summaries disclose all payment obligations of the Company and the Company Subsidiaries to Goldman Sachs & Co. LLC and William Blair & Company, L.L.C., and their respective affiliates with respect to such engagements.

Section 3.26 Related Party Transactions. Except for indemnification, compensation and employment or similar agreements entered into in the ordinary course of business and filed with or furnished to the SEC that are publicly available between the Company or any of the Company Subsidiaries, on the one hand, and any current director or executive officer of the Company, on the other hand, there are no (and in the past two (2) years have not been any) transactions, agreements, arrangements or understandings between the Company or any of the Company Subsidiaries, on the one hand, and any current director or executive officer of the Company or any of its Subsidiaries or any person owning 5% or more of the shares of Company Common Stock (or, to the knowledge of the Company, any of such person’s immediate family members or affiliates), on the other hand, in each case, that would be required to be disclosed pursuant to Item 404 of Regulation S-K under the Securities Act in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of shareholders that has not been so disclosed or that are otherwise material to the Company and its Subsidiaries, taken as a whole.

Section 3.27 Acknowledgement of No Other Representations or Warranties. The Company acknowledges and agrees that, except for the representations and warranties contained in Article IV and in any certificates to be delivered by Parent pursuant to Section 6.03 and in the Financing Commitments and the Guarantee, none of Parent or Sub or any of their respective affiliates or representatives makes or has made any representation or warranty, either express or implied, concerning Parent or Sub or any of their respective affiliates or any of their respective assets or properties or the Transactions.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Except as disclosed in the separate disclosure letter that has been delivered by Parent and Sub to the Company prior to the execution of this Agreement, including the documents attached to or incorporated by reference in such disclosure letter (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall also be deemed to be disclosed with respect to any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on its face), Parent and Sub hereby jointly and severally represent and warrant to the Company:

Section 4.01 Organization. Each of Parent, Sub and each Loan Party (as defined in the Debt Commitment Letter) that is a direct or indirect subsidiary of Parent as of the date hereof is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. Each of Parent, Sub and each Loan Party that is a direct or indirect subsidiary of Parent as of the date hereof has requisite corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where any such failure to be so organized, existing, in good standing or have such power or authority, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the consummation of the Transactions.

Section 4.02 Authority. Each of Parent and Sub has the requisite corporate or other legal entity power and authority to execute, deliver and perform this Agreement and to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent and Sub and the consummation by them of the Transactions have been duly authorized by all necessary corporate or other legal entity action on the part of Parent and Sub, and no other corporate or other legal entity proceedings on the part of Parent or Sub are necessary to authorize the execution, delivery and performance by Parent and Sub of this Agreement or the consummation by Parent or Sub of the Transactions other than the adoption of this Agreement and the approval of the Merger by Parent in its capacity as sole shareholder of Sub (which adoption and approval shall occur promptly following the execution of this Agreement). This Agreement has been, and any other agreements or instruments to be delivered pursuant hereto by Parent or Sub will be, duly executed and delivered by Parent and Sub and (assuming the due authorization, execution and delivery of this Agreement by the Company) this Agreement constitutes, and (assuming the due authorization, execution and delivery of such other agreements and instruments by the applicable counterparties to such other agreements and instruments) when executed and delivered such other agreements and instruments will constitute, the valid and binding obligation of Parent and Sub (or in the case of such other agreements and instruments, Parent or Sub, as applicable) enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.03 No Conflict; Required Filings and Consents.

(a) None of the execution, delivery or performance of this Agreement by Parent and Sub or the consummation by Parent and Sub of the Transactions (including the incurrence of the Financing and the use of the proceeds thereof) will: (i) conflict with or violate any provision of the articles of incorporation, code of regulations, bylaws or any equivalent organizational or governing documents of Parent or any of its Subsidiaries; (ii) assuming that all consents, approvals and authorizations described in Section 4.03(b) have been obtained and all filings and notifications described in Section 4.03(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets; or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of Parent or any of its Subsidiaries pursuant to, any Contract to which Parent or any of its Subsidiaries is a party (or by which any of their respective properties or assets are bound) or any Permit held by it or them, except, with respect to clauses (i) (except with respect to Parent and Sub), (ii) and (iii), for (A) any such consents and approvals, the failure to obtain which would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions and (B) any such conflicts, violations, breaches, losses, defaults, terminations, rights of termination, vesting, amendment, acceleration or cancellation or Liens that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions.

(b) None of the execution, delivery or performance of this Agreement by or on behalf of Parent or Sub or the consummation by Parent or Sub or any of their respective Subsidiaries or affiliates of the Transactions will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (i) the filing of the Certificate of Merger with the Ohio Secretary of State, (ii) the filing of a premerger notification and report form under the HSR Act and the making, receipt, termination or expiration, as applicable, of filings, notifications, waivers, consents, approvals, waiting periods or agreements required under any Antitrust Laws, (iii) compliance with the applicable requirements of the Securities Act or the Exchange Act; (iv) compliance with any applicable international, federal or state securities “blue sky” Laws or the rules and regulations of Nasdaq; and (v) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions.

Section 4.04 Information Supplied. None of the information supplied or to be supplied in each case in writing by or on behalf of Parent or Sub or any of their respective Subsidiaries or affiliates specifically for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is filed with the SEC, at any time the Proxy Statement is amended or supplemented, at the time the Proxy Statement is first mailed to the Company’s shareholders or at the time of the Company Shareholder Meeting, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.05 Litigation. As of the date of this Agreement, there is no Proceeding to which Parent or any of its Subsidiaries is a party pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries that would reasonably be expected to prevent or materially delay the consummation of the Transactions. As of the date of this Agreement, none of Parent or any of its Subsidiaries is subject to any outstanding order, writ, injunction, judgment or decree that, individually or in the aggregate, would reasonably be expected to prevent or materially delay the consummation of the Transactions.

Section 4.06 Capitalization and Operations of Sub; No Ownership of Company Common Stock.

(a) As of the date of this Agreement, the authorized share capital of Sub consists of 1,000 shares, par value $0.01 per share. All of the issued and outstanding share capital of Sub is, and at the Effective Time will be, owned, directly or indirectly, by Parent. Sub was formed solely for the purpose of engaging in the Transactions (including the Financing), and it has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incidental to its formation and pursuant to this Agreement or the Financing.

(b) As of the date of this Agreement, none of Parent, Sub or any of their respective affiliates or associates (as defined in Chapter 1704 of the OGCL) beneficially owns (as defined in Rule 13d-3 promulgated under the Exchange Act or Chapter 1704 of the OGCL) more than one percent (1%) of the Shares or any securities that are convertible into or exchangeable or exercisable for more than one percent (1%) of the Shares, or is a party to any contract, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of more than one percent (1%) of the Shares. None of Parent, Sub, any of their respective Subsidiaries or the “affiliates” of any such entity is, and at no time during the last three (3) years has been, an “interested shareholder” of the Company, as such terms are defined in Section 1704.01 of the OGCL.

Section 4.07 Financial Statements; Controls.

(a) Section 4.07(a) of the Parent Disclosure Letter contains the audited, consolidated financial statements of Parent and its consolidated Subsidiaries consisting of the audited consolidated balance sheet of Parent and its consolidated Subsidiaries as at June 30, 2018 and June 30, 2017 and the related audited consolidated statements of operations, comprehensive income (loss) and cash flows for the years then ended, together with the notes to such financial statements, and Section 4.07(b) of the Parent Disclosure Letter contains the unaudited, consolidated financial statements of Parent and its consolidated Subsidiaries consisting of the unaudited consolidated balance sheet as at September 30, 2018 and December 31, 2018 of Parent and its consolidated Subsidiaries and the related unaudited consolidated statements of operations, comprehensive income (loss) and cash flows for the three (3)-month and six (6)-month periods then ended, including any notes thereto (the foregoing financial statements, the “Parent Financial Statements”). The Parent Financial Statements (i) were, except as may be indicated in the notes thereto, prepared in accordance with GAAP (as in effect in the United States on the date of such Parent Financial Statement) applied in all material respects on a consistent basis during the periods involved and (ii) present fairly, in all material respects, the financial position of Parent and its consolidated Subsidiaries and the results of their operations, comprehensive income (loss) and cash flows as of the dates and for the periods referred to therein (except in the case of interim financial statements, they do not contain notes and are subject to normal year-end adjustments or (in the case of the unaudited financial statements for the six (6)-month period ending December 31, 2018) adjustments resulting from the audit of such unaudited financial statements, in each case, that are not individually or in the aggregate material).

(b) To Parent’s knowledge, no “material weaknesses” (as such terms are defined in Rule 1-02(a)(4) of Regulation S-X) in the design or operation of internal controls over Parent’s financial reporting were identified in connection with the audit of its financial statements for the period ended June 30, 2018, that could adversely affect in any material respect Parent’s ability to timely record, process, summarize and report financial information.

Section 4.08 Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has, or is subject to, any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth or reflected on Parent’s consolidated balance sheet or disclosed in the notes thereto, other than liabilities and obligations (a) disclosed, reserved against or provided for in the unaudited consolidated balance sheet of Parent and its consolidated Subsidiaries as of December 31, 2018 or in the notes thereto, (b) incurred in the ordinary course of business consistent with past practice since December 31, 2018, (c) incurred or permitted to be incurred under this Agreement or incurred in connection with the Transactions (but only to the extent permitted by this Agreement), (d) that have been discharged or paid in full or (e) that otherwise would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions.

Section 4.09 Financing.

(a) Parent has delivered to the Company true and complete copies of (i) the executed commitment letter, dated as of the date hereof (the “Equity Commitment Letter”), among Parent and the other party thereto (the “Equity Financing Source”), pursuant to which the Equity Financing Source has committed, subject only to the terms thereof, to invest the amounts set forth therein on the date on which the Closing should occur pursuant to Section 1.02 and to which the Company is an express third-party beneficiary (the “Equity Financing”), and (ii) the executed commitment letter (together with the term sheet and any other annexes, exhibits, schedules and other attachments thereto), dated as of the date hereof (the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Financing Commitments”) among Parent and the financial institutions identified therein (the “Lenders” and, together with the Equity Financing Source, the “Financing Sources”), pursuant to which the Lenders have committed, subject only to the terms and conditions thereof, to lend the amounts set forth therein for purposes of funding the Transactions on the date on which the Closing should occur pursuant to Section 1.02 (the “Debt Financing” and, together with the Equity Financing, the “Financing”). Parent has also delivered to the Company true and complete copies of any and all fee letter(s) (with only the fee amounts and economic terms (including economic flex terms) (none of which individually or in the aggregate would reduce the amount of the Debt Financing below an amount necessary (together with the Equity Financing) to satisfy the Financing Uses, adversely affect the availability of the Debt Financing or delay or prevent the Closing or make the funding of the Debt Financing less likely to occur) redacted) relating to the Debt Commitment Letter (any such fee letter, a “Fee Letter”).

(b) Assuming the satisfaction of the closing conditions set forth in Section 6.01 and Section 6.02 and that the Financing is funded in accordance with the Financing Commitments, the aggregate net proceeds from the Financing when funded in accordance with the Financing Commitments are sufficient to fund all of the amounts required to be provided by Parent or Sub for the consummation of the Transactions and are sufficient for the satisfaction of all of the obligations of Parent and Sub at the Closing under this Agreement, including the payment of the Aggregate Merger Consideration, the amounts payable pursuant to Section 2.03 and the payment of all costs and expenses of the Transactions (including any obligations of the Surviving Corporation and the Company Subsidiaries) which become due or payable by the Surviving Corporation or any Company Subsidiary in connection with, or as a result of, the Transactions and any repayment or refinancing of Indebtedness required in connection therewith (including as required by any of the Financing Commitments) (collectively, the “Financing Uses”).

(c) As of the date hereof, (i) all of the Financing Commitments are in full force and effect and have not been withdrawn, terminated or rescinded or, except as permitted by Section 5.07 after the date hereof, otherwise amended, supplemented or modified (or contemplated to be amended, supplemented or modified) in each case by Parent, or to the knowledge of Parent, any other party thereto in any respect, (ii) each of the Financing Commitments, in the form delivered to the Company, is a legal, valid and binding obligation of Parent, Sub and, to the knowledge of Parent, the other parties thereto, enforceable against such parties in accordance with its terms, subject to the Bankruptcy and Equity Exception, (iii) there are no side letters or other Contracts or arrangements (except for any Fee Letters, any fee credit or discount letters and engagement letters) with respect to the Debt Financing relating to the Financing Commitments among the parties thereto that would add any condition precedent to funding of the Debt Financing, reduce the amount of the Debt Financing below an amount necessary (together with the Equity Financing) to satisfy the Financing Uses, adversely affect the availability of the Debt Financing or delay or prevent the Closing or make the funding of the Debt Financing less likely to occur and (iv) no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term, or a failure of any condition, of the Financing Commitments or otherwise result in the aggregate amount of the Financing being unavailable on the date on which the Closing should occur pursuant to Section 1.02. Assuming the satisfaction of the conditions set forth in Section 6.01 and Section 6.02 and compliance by the Company with Section 5.07, Parent has no reason to believe that it or any Equity Financing Source or Lender would be unable to satisfy on a timely basis any term or condition of the Financing Commitments required to be satisfied by it. Parent and Sub have fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement. As of the date hereof, (i) there are no conditions precedent or other contingencies related to the funding or investing, as applicable, of the full amount of the Financing, other than as expressly set forth in the Financing Commitments (collectively, the “Disclosed Conditions”), and (ii) no person has any right to impose, and none of Parent or any counterparty to any Financing Commitment has any obligation to accept (1) any condition precedent to such funding, other than the Disclosed Conditions, (2) any reduction to the aggregate amount available under the Financing Commitments on the Closing Date below an amount necessary to satisfy the Financing Uses or (3) any term of condition that would have the effect of reducing the aggregate amount available under the Financing Commitments on the Closing Date below an amount necessary to satisfy the Financing Uses. Parent affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement that Parent and/or any of its affiliates obtain financing for or related to any of the Transactions.

(d) Neither Parent nor Sub has, directly or indirectly, entered into an exclusivity, lock-up or other similar agreement, arrangement or binding understanding with any bank, investment bank or other potential provider of debt or equity financing that prohibits such provider from providing or seeking to provide any services or financing, including debt or equity financing, to any third party in connection with a transaction relating to the Company or the Company Subsidiaries (including in connection with the making of any Competing Proposal) in connection with the Transactions.

Section 4.10 Guarantee. Concurrently with the execution of this Agreement, Parent and Sub have caused the Guarantor to deliver the Guarantee, dated as of the date of this Agreement, to the Company. As of the date of this Agreement, (i) the Guarantee is in full force and effect and has not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect, (ii) the Guarantee is a legal and valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, subject to the Bankruptcy and Equity Exception, and (iii) no event has occurred which, with or without notice, lapse of time or both, could constitute a default or breach on the part of the Guarantor under the Guarantee.

Section 4.11 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission for which the Company could be responsible in connection with the Transactions based on arrangements made by or on behalf of Parent, Sub or any of their respective affiliates, other than those that become payable by the Surviving Corporation following the consummation of the Merger.

Section 4.12 Solvency. Assuming that (a) the conditions to the obligation of Parent and Sub to consummate the Merger have been satisfied or waived, (b) the most recent financial statements included in a Quarterly Report on Form 10-Q or an Annual Report on Form 10-K filed by the Company with the SEC present fairly in all material respects the consolidated financial condition of the Company and the consolidated Company Subsidiaries as at the end of the periods covered thereby and the consolidated results of operations of the Company and the consolidated Company Subsidiaries for the periods covered thereby in accordance with GAAP and (c) any estimates, projections or forecasts of the Company and its Subsidiaries have been prepared by them in good faith based upon assumptions that were and continue to be reasonable, then at and immediately following the Effective Time and after giving effect to all of the Transactions, including the funding of the Debt Financing and the Financing Uses and the Merger, Parent, the Surviving Corporation and each Subsidiary of Parent and Surviving Corporation, taken as a whole, will be Solvent. As of the date hereof, Parent and its Subsidiaries, on a consolidated basis, are Solvent. Parent and Sub are not entering into the Transactions with the actual intent to hinder, delay or defraud either present or future creditors of Parent (or any of its subsidiaries), Sub, the Company or any Company Subsidiary.

Section 4.13 Indebtedness. True and correct copies, as of the date hereof, of the Parent Credit Agreement, the Parent Indenture and the form of notes issued under the Parent Indenture, and all amendments to each of them, have been provided to the Company prior to the date of this Agreement. As of the date hereof, there is no Default or Event of Default under the Parent Credit Agreement or the Parent Indenture (as such terms are defined in the Parent Credit Agreement and Parent Indenture, as applicable).

Section 4.14 Absence of Certain Arrangements. Other than this Agreement and the Voting Agreements, as of the date hereof, there are no Contracts or any commitments to enter into any Contract between Parent, Sub or any of their respective controlled affiliates, on the one hand, and any director, officer, employee or shareholder of the Company, on the other hand, relating to the Transactions or the operations of the Surviving Corporation after the Effective Time. As of the date of this Agreement, neither Parent nor any of its affiliates has entered into any Contract or any commitments to enter into any Contract pursuant to which: (i) any shareholder of the Company would be entitled to receive consideration for its Shares of a different amount or nature than provided pursuant to this Agreement, or (ii) any shareholder of the Company agrees to vote to adopt this Agreement or approve the Merger or agrees to vote against any Competing Proposal (except for the Voting Agreements delivered concurrently with the execution of this Agreement).

Section 4.15 Acknowledgement of No Other Representations or Warranties. Without limiting the representations and warranties contained in Article III or any certificate delivered by the Company pursuant to Section 6.02, each of Parent and Sub acknowledges that it has conducted its own independent investigation and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Company and the Company Subsidiaries and that it and its representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company and the Company Subsidiaries that it and its representatives have desired or requested to review for such purpose and that it and its representatives have had full opportunity to meet with the management of the Company and the Company Subsidiaries and to discuss the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Company and the Company Subsidiaries. Each of Parent and Sub acknowledges and agrees that, except for the representations and warranties contained in Article III and any certificate delivered by the Company pursuant to Section 6.02, none of the Company, the Company Subsidiaries or any of their respective affiliates or the Company Representatives makes or has made any representation or warranty, either express or implied in connection with the Transactions, concerning the Company or the Company Subsidiaries or any of their respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects or the Transactions. To the fullest extent permitted by applicable Law, except with respect to actual common law fraud and the representations and warranties contained in Article III or any certificate delivered by the Company pursuant to Section 6.02 or any breach of any covenant or other agreement of the Company contained in this Agreement, none of the Company, the Company Subsidiaries or any of their respective affiliates or the Company Representatives shall have any liability to Parent or Sub or their respective affiliates or representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information or statements (or any omissions therefrom) provided or made available by the Company, the Company Subsidiaries or their respective affiliates or the Company Representatives to Parent, Sub or their respective affiliates or representatives in connection with the Transactions.

ARTICLE V.

COVENANTS

Section 5.01 Conduct of Business by the Company Pending the Merger. The Company agrees that between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, except as set forth in Section 5.01 of the Company Disclosure Letter, as expressly contemplated or required by any other provision of this Agreement or as required by applicable Law, or any order of a Governmental Entity of competent jurisdiction or the rules or regulations of the Nasdaq, unless Parent shall otherwise agree in writing (which agreement shall not be unreasonably withheld, conditioned or delayed), the Company will, and will cause each Company Subsidiary to (x) use reasonable best efforts to conduct its operations in the ordinary course of business consistent with past practice and (y) use commercially reasonable efforts to preserve substantially intact its respective business organization, keep available the services of its respective current officers and employees, and preserve its respective present relationships with material customers, suppliers, distributors, licensors and licensees and Governmental Entities and other persons having material business relationships with it. Without limiting the foregoing, except as set forth in Section 5.01 of the Company Disclosure Letter, as expressly contemplated or required by any other provision of this Agreement or as required by applicable Law, or any order of a Governmental Entity of competent jurisdiction, the Company shall not, and shall cause each Company Subsidiary not to, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed): (a) amend the Company Charter or the Company Code (or any organizational documents of a Company Subsidiary), except, in the case of a Company Subsidiary that is not a Significant Subsidiary, for amendments that would not be materially adverse to the Company, or adopt a rights plan, “poison pill” or similar agreement that is, or at the Effective Time will be, applicable to this Agreement or the Transactions;

(b) issue, sell, pledge, dispose of, grant or authorize the issuance of any, or subject to any Lien, Equity Interests in the Company or any Company Subsidiary, other than the issuance of Shares upon the exercise of Company Options and the vesting or settlement of Stock Units, in each case outstanding as of the date of this Agreement and in accordance with their terms as of the date of this Agreement; provided that, for the avoidance of doubt, this Section 5.01(b) shall not restrict the purchase of Company Common Stock made in the open market under and in accordance with the terms of the Company’s 401(k) Savings Plan and participant elections thereunder.

(c) sell, lease, license, abandon, permit to lapse or expire or otherwise dispose of or subject to any Lien (other than a Permitted Lien), any properties or assets with a value (including any Intellectual Property Rights) in excess of $5,000,000 in the aggregate or that are owned by and material to the Company and the Company Subsidiaries, taken as a whole, except (i) sales or dispositions made in connection with any transaction exclusively between or among the Company and any of the wholly-owned Company Subsidiaries or between or among the wholly-owned Company Subsidiaries, (ii) sales or dispositions of supplies or inventory made in the ordinary course of business consistent with past practices, or (iii) the expiration of any Patents at the end of the prescribed statutory term;

(d) declare, set aside, make or pay any dividend or other distribution with respect to its Equity Interests, whether payable in cash, stock, property or a combination thereof other than (i) quarterly cash dividends to holders of Shares in a per Share amount no greater than the Company’s most recently declared quarterly dividend, with record and payment dates in accordance with the Company’s customary dividend schedule or (ii) dividends or distributions in cash by a wholly-owned Company Subsidiary to the Company or another Company Subsidiary;

(e) other than in connection with the exercise of any outstanding Company Options or the payment of related withholding Taxes, by net exercise or by the tendering of shares, or Tax withholdings on the vesting or payment of outstanding Stock Units or Restricted Stock, reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its Equity Interests;

(f) merge or consolidate the Company or any Company Subsidiary with any person or adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization or adopt resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(g) make or offer to make any acquisition of the Equity Interests of any person or any material assets or any business or real property (in each case, including by merger, consolidation or acquisition of stock or assets), other than any acquisitions of inventory, supplies, raw materials, equipment or similar assets in the ordinary course of business consistent with past practice;

(h) incur, assume, modify the terms of or otherwise become liable for any Indebtedness for borrowed money, enter into any interest rate and currency obligation swaps, hedges or similar arrangements or issue any debt securities, or assume or guarantee the obligations of any person (other than a wholly-owned Company Subsidiary) for borrowed money, except (i) for such Indebtedness (including hedges) in the ordinary course of business consistent with past practice not in excess of $1,000,000 (or, in the case of hedges, such hedges with respect to amounts not in excess of $5,000,000), (ii) Indebtedness solely between or among the Company and the wholly-owned Company Subsidiaries or between or among the wholly-owned Company Subsidiaries, (iii) Indebtedness under any revolving credit facility under the Senior Credit Facility or the Other Existing Credit Facilities not to exceed the aggregate commitments under such revolving credit facility as of the date hereof and (iv) for any guarantee by the Company of Indebtedness of the wholly-owned Company Subsidiaries or guarantee by the Company Subsidiaries of Indebtedness of the Company or any of the wholly-owned Company Subsidiaries;

(i) make any loans, advances or capital contributions to, or investments in, any other person (other than any wholly-owned Company Subsidiary) other than advances for business expenses incurred in the ordinary course of business consistent with past practices;

(j) except to the extent required by Law or the terms of any Company Benefit Plan or employment agreement in effect on the date of this Agreement, or as specifically contemplated by Section 2.03: (i) other than increases in annual salaries or other base wages and corresponding increases in target annual bonuses that result solely from such increases in base salaries, in any case, made in the ordinary course of business and consistent with past practice of not more than (A) three percent (3%) of the aggregate salaries and other base wages and target bonus opportunities otherwise payable by the Company and the Company Subsidiaries with respect to the 2019 fiscal year and (B) for employees with total annual target cash compensation of $250,000 or more, four percent (4%) of salary or other base wage and target bonus opportunity otherwise payable by the Company and the Company Subsidiaries with respect to such employee for the 2019 fiscal year, materially increase or accelerate the vesting or payment of compensation or benefits payable or to become payable to its directors, officers or employees; (ii) other than in the ordinary course of business consistent with past practice for new employees whose hiring is permitted under this Section 5.01(j), grant any rights to severance or termination pay or other termination benefit, or enter into any employment or severance agreement; (iii) except for amendments to Company Benefit Plans made in the ordinary course of business consistent with past practice and that do not, individually or in the aggregate, result in any material increase in costs, obligations or liabilities for the Company or any Company Subsidiary, establish, adopt, enter into, terminate or materially amend (including accelerating the vesting, funding or payment under) any Company Benefit Plan or any other bonus, profit sharing, thrift, pension, retirement, deferred compensation, employment, termination, severance, change in control, retention or other plan or agreement; (iv) terminate (other than for cause) the employment of, or hire or promote any employee whose total annual target cash compensation exceeds $250,000; or (v) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan or any agreement, plan, policy, trust, fund or other arrangement that would constitute a Company Benefit Plan if it were in existence on the date hereof;

(k) engage in any “mass layoff” or “plant closing” (within the meaning of the WARN Act or any similar Law);

(l) modify, extend, cancel, terminate or enter into any CBA, or recognize or certify any Labor Organization as the bargaining representative for any employees of the Company or any of the Company Subsidiaries, other than any modification or extension made in the ordinary course of business that does not result, individually or in the aggregate, in any material increase in costs, obligations or liabilities for the Company or any Company Subsidiary or otherwise materially adversely affect the Company or any Company Subsidiary;

(m) make any material change in accounting principles, practices, policies or procedures, other than as required by GAAP, applicable Law or order of any Governmental Entity with competent jurisdiction;

(n) make, incur or commit to incur any capital expenditures or any obligation or liability in respect thereof that, individually or in the aggregate, exceeds $5,000,000 in any calendar year; provided, however, that notwithstanding the foregoing, the Company and any Company Subsidiary shall be permitted to make capital expenditures set forth in 2019 capital expenditure budget set forth in Section 5.01(n)(i) of the Company Disclosure Letter or the 2020 capital expenditure forecast set forth in Section 5.01(n)(ii) of the Company Disclosure Letter;

(o) waive, release, assign, settle or compromise any Proceeding or series of Proceedings made by or against the Company or any Company Subsidiary other than settlements or compromises of Proceedings (i) that do not, individually or in the aggregate, involve the payment (in cash or other assets) by the Company or any Company Subsidiary of more than $5,000,000 in excess of the amount reserved on the latest consolidated balance sheet of the Company in respect of the Proceedings, as set forth in the Company SEC Documents, and do not involve any conduct remedy, injunction or other non-monetary relief on the Company or any of the Company Subsidiaries or (ii) permitted pursuant to Section 5.14;

(p) (i) other than in the ordinary course of business consistent in all material respects with past practice, amend in any material respect adverse to the Company or any Company Subsidiary, terminate, renew on terms that are in any material respect unfavorable to the Company or any Company Subsidiary or waive any material rights under any Company Material Contract or any Contract that would have been a Company Material Contract if it had been in effect on the date of this Agreement or (ii) enter into any Contract that would have been a Company Material Contract if it had been in effect on the date of this Agreement, provided that, this Section 5.01(p) shall not restrict the Company and the Company Subsidiaries from, in the ordinary course of business, entering into, amending or renewing Contracts that (if in effect on the date of this Agreement) would have been Company Material Contracts solely pursuant to Section 3.18(b)(ii), (vi), (ix) or (xvi);

(q) knowingly take any action that would be reasonably likely to cause or materially contribute to, or fail to use commercially reasonable efforts to take any action that would be reasonably likely to prevent, the lapsing or revocation of or the materially adverse modification of any obligations under, any material Permits of, or materially adverse treatment of any application for a material Permit by, the Company or any of the Company Subsidiaries;

(r) fail to maintain in full force and effect the material Insurance Policies;

(s) make or change any material Tax election except in the ordinary course of business consistent with past practice, settle or compromise any claim in respect of material Taxes, change any material Tax accounting policies, enter into any material closing or similar agreement with a Tax authority, extend the limitations period applicable to the assessment of any material Tax, or file any material Tax Return inconsistent with past practice;

(t) enter into any line of business that does not relate to the manufacture, marketing or sale of labels; or

(u) agree or enter into any Contract to do any of the foregoing.

Nothing contained in this Agreement shall give Parent or Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with, and subject to, the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

Section 5.02 Agreements Concerning Parent and Sub.

(a) Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Sub of, and the compliance by Sub with, all of the covenants, agreements, obligations and undertakings of Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Sub hereunder. Parent shall, immediately following execution of this Agreement, adopt this Agreement in its capacity as sole shareholder of Sub in accordance with applicable Law and the articles of incorporation and code of regulations of Sub.

(b) Each of Parent and Sub acknowledges and agrees that between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, except as set forth in Section 5.02(b) of the Parent Disclosure Letter, as expressly contemplated or required by any other provision of this Agreement or as required by applicable Law, any order of a Governmental Entity of competent jurisdiction, unless the Company shall otherwise agree in writing (which agreement shall not be unreasonably withheld, conditioned or delayed), Parent will, and will cause each of its Subsidiaries (i) to conduct its operations in all material respects in the ordinary course of business and (ii) not to (A) declare, set aside, make or pay any dividend or other distribution with respect to capital stock of Parent or any of its Subsidiaries (other than to Parent or another Subsidiary), whether payable in cash, stock, property or a combination thereof, (B) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other Equity Interests of Parent, (C) make any material change in accounting principles, practices, policies or procedures, other than as required by GAAP, applicable Law or order of any Governmental Entity with competent jurisdiction (D) incur, assume, modify the terms of or otherwise become liable for any Indebtedness for borrowed money or issue any debt securities, or assume or guarantee the obligations of any person (other than a wholly-owned Subsidiary) for borrowed money or (E) agree or enter into any Contract to do any of the actions in the foregoing clauses (A)–(D), except, in each case, as would not reasonably be expected to prevent or materially delay the consummation of the Transactions.

Section 5.03 Solicitation; Change of Company Recommendation.

(a) Except as permitted by this Section 5.03, (i) from and after the date of this Agreement, the Company shall, shall cause the Company Subsidiaries to, and shall use reasonable best efforts to cause the Company Representatives to, immediately cease and cause to be terminated any solicitations, encouragements, discussions or negotiations with any persons that may be ongoing with respect to any Competing Proposal or any inquiry or proposal that constitutes or could reasonably be expected to lead to a Competing Proposal; (ii) the Company shall promptly (and in event within 48 hours) request that all confidential information previously furnished to any such persons and their respective representatives be returned or destroyed promptly and (iii) the Company shall immediately terminate all access previously granted to such persons to any physical or electronic data room; and (iv) from and after the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement pursuant to Section 7.01, the Company shall not, shall cause the Company Subsidiaries not to, and shall use reasonable best efforts to cause the Company Representatives not to, directly or indirectly, (A) initiate, solicit, knowingly encourage or knowingly facilitate (1) the submission of any Competing Proposal or (2) any inquiries regarding, or the making, disclosure or submission of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Competing Proposal, (B) furnish any non-public information regarding the Company or any Company Subsidiary to any third person in connection with or in response to a Competing Proposal, (C) engage in, knowingly facilitate, knowingly encourage or otherwise participate in any discussions or negotiations with any third person with respect to any Competing Proposal, or any proposal, inquiry or offer that would reasonably be expected to lead to, a Competing

Proposal, made by such person, or (D) terminate, amend, release, modify or knowingly fail to enforce, or waive, any provision of any standstill or confidentiality agreement with any person (other than with Parent, Sub or any affiliate of Parent or Sub), in each case in connection with any potential Competing Proposal, including any inquiry, proposal or offer that relates to or constitutes, or would reasonably be expected to lead to, a Competing Proposal, except in the case of this clause (D) following receipt of a Competing Proposal that satisfies clauses (i) and (ii) of Section 5.03(b) to the extent that such failure to take such actions would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board (or a committee thereof) under applicable Law.

(b) Notwithstanding anything to the contrary contained in this Agreement, but subject to the last sentence of this Section 5.03(b), if, at any time following the date of this Agreement and prior to receipt of the Company Shareholder Approval, (i) the Company receives a written Competing Proposal that the Company Board (or any committee thereof) believes to be bona fide and such written Competing Proposal did not result from a breach of this Section 5.03, and (ii) the Company Board (or any committee thereof) determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Competing Proposal constitutes or could reasonably be expected to lead to a Superior Proposal from the same person making such Competing Proposal, then the Company may, only following the execution of an Acceptable Confidentiality Agreement with the person making such Competing Proposal, (A) furnish information with respect to the Company and the Company Subsidiaries to the person making such Competing Proposal and its representatives and (B) participate in discussions or negotiations with the person making such Competing Proposal and its representatives regarding such Competing Proposal; provided, however, that the Company will (x) as promptly as practicable (and in any event within 48 hours) notify Parent of the receipt of any Competing Proposal that constitutes or could reasonably be expected to lead to a Superior Proposal, including the identity of any person making such Competing Proposal and the material terms thereof, (y) furnish to Parent a true and correct copy of any confidentiality or other agreement entered into with such person and (z) as promptly as practicable (and in any event within 24 hours after providing material) provide to Parent any material information concerning the Company or the Company Subsidiaries provided or made available to such other person (or its representatives) that was not previously provided or made available to Parent. None of the foregoing provisions of Section 5.03(a) or Section 5.03(b) shall prohibit the Company or the Company Representatives from communicating with any person or group of persons that has made a Competing Proposal after the date of this Agreement that did not result from a breach of Section 5.03(a) solely to request the clarification of the terms and conditions thereof so as to determine whether the Competing Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, and any such communications, to the extent limited to such purpose, shall not be a breach of this Section 5.03; provided that the Company has first provided Parent written notice of the Competing Proposal (and such anticipated effort to seek clarification).

(c) Except as set forth in Section 5.03(d) or Section 5.03(e), neither the Company Board nor any committee thereof shall (i) adopt, authorize, approve, endorse, declare advisable or recommend to the shareholders of the Company (or publicly propose to adopt, authorize, approve, endorse, declare advisable or recommend to the shareholders of the Company), any Competing Proposal, (ii) withhold, modify, amend, change, qualify or withdraw, or publicly propose to withhold, modify, amend, change, qualify or withdraw, in a manner adverse to Parent or Sub, the Company Recommendation or fail to include the Company Recommendation in the Proxy Statement, (iii) allow, authorize, cause or permit the Company or any of the Company Subsidiaries to execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement to effect any Competing Proposal with the person that made such Competing Proposal (other than, solely when permitted by Section 5.03(b), an Acceptable Confidentiality Agreement), or requiring the Company to abandon, terminate or fail to consummate the Transactions (each, a “Company Acquisition Agreement”) or (iv) resolve or agree to do any of the foregoing (any action set forth in the foregoing clauses (i)–(iv), a “Change of Company Recommendation”).

(d) Notwithstanding anything to the contrary contained in this Agreement (but subject to prior compliance with the provisions set forth below), at any time prior to receipt of the Company Shareholder Approval, the Company Board (or any committee thereof) may make a Change of Company Recommendation (and, if so desired by the Company Board), terminate this Agreement in accordance with Section 7.01(f) in order to cause the Company to concurrently enter into a definitive agreement with respect to a Competing Proposal if, but only if, prior to taking any such action:

(i) (A) a bona fide written Competing Proposal (that did not result from a breach of this Section 5.03) is made to the Company by a third person after the date of this Agreement and such Competing Proposal is not withdrawn and (B) the Company Board (or any committee thereof) determines in good faith, after consultation with its financial advisors and outside legal counsel, that (I) such Competing Proposal constitutes a Superior Proposal and (II) the failure to make a Change of Company Recommendation in connection with such Superior Proposal would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law;

(ii) the Company provides Parent prior written notice of the intention of the Company Board (or any committee thereof) to make a Change of Company Recommendation or to terminate this Agreement to enter into a definitive agreement with respect to a Competing Proposal (a “Notice of Change of Recommendation”) at least three (3) Business Days in advance of taking any such action, which notice shall include the material terms and conditions of the Superior Proposal and copies of the proposed transaction documents in respect of such Competing Proposal, including the identity of the person making such Superior Proposal (it being agreed that neither the delivery of the Notice of Change of Recommendation by the Company nor any public disclosure thereof shall constitute a Change of Company Recommendation);

(iii) if requested by Parent, the Company has negotiated, and caused any applicable Company Representatives to negotiate, in good faith with Parent with respect to any changes to the terms of this Agreement, the Financing Commitments and the Guarantee proposed by Parent in a written binding offer, for at least three (3) Business Days following receipt by Parent of such Notice of Change of Recommendation (it being understood and agreed that any amendment to any material term of the Superior Proposal shall require a new Notice of Change of Recommendation and an additional two (2) Business Day period from the date of such notice), and during each such period, the Company Board has considered in good faith any such proposed changes by Parent; and

(iv) taking into account any changes to the terms of this Agreement, the Financing Commitments and the Guarantee offered by Parent in a binding irrevocable written offer to the Company pursuant to clause (iii) above, the Company Board (or any committee thereof) has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Competing Proposal would continue to constitute a Superior Proposal if such changes irrevocably offered in writing by Parent were to be given effect.

(e) Other than in connection with a Competing Proposal (which shall be subject to Section 5.03(d) and shall not be subject to this Section 5.03(e)), nothing in this Agreement shall prohibit or restrict the Company Board (or any committee thereof) from effecting a Change of Company Recommendation in response to an Intervening Event if the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that the failure of the Company Board to effect a Change of Company Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, that the Company shall give Parent at least three (3) Business Days of such determination and the intention of the Company Board (or any committee thereof) to take such action, which notice shall include a reasonably detailed description of the basis for such Change of Company Recommendation (it being agreed that neither the delivery of such notice by the Company nor any public disclosure thereof shall constitute a Change of Company Recommendation).

(f) Nothing contained in this Section 5.03 shall prohibit the Company Board (or any committee thereof) from (i) disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the shareholders of the Company if the Company Board (or any committee thereof) determines in good faith, after consultation with outside legal counsel, that the failure to make such disclosure would reasonably be likely to be inconsistent with its fiduciary duties to the shareholders of the Company under applicable Law (for the avoidance of doubt, it being agreed that the issuance by the Company or the Company Board (or any committee thereof) of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Change of Company Recommendation). Nothing in the foregoing provisions of this Section 5.03(f) will be deemed to permit the Company or the Company Board (or a committee thereof) to effect a Change of Company Recommendation other than in accordance with Section 5.03(d) or Section 5.03(e).

Section 5.04 Preparation of the Proxy Statement; Company Shareholder Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement, the Company shall (i) prepare and file a preliminary Proxy Statement with the SEC and (ii) in consultation with Parent, set a record date for the Company Shareholder Meeting and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith. Parent shall cooperate with the Company, as reasonably requested, in the preparation of the Proxy

Statement and shall furnish all information concerning Parent, Sub, the Guarantor and any of their affiliates and any transaction any of them have or are contemplating entering into in connection with this Agreement that is reasonably requested by the Company or the Company’s outside legal counsel and necessary or appropriate in connection with the preparation of the Proxy Statement. The Company shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after such filing, including responding as promptly as practicable to any comments made by the SEC with respect to the Proxy Statement. Prior to filing or mailing the Proxy Statement or any related documents (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with a reasonable opportunity to review and comment on such document or response and shall consider in good faith any comments on such document or response reasonably proposed by Parent. The Company shall notify Parent promptly of the receipt of any comments to the Proxy Statement from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company and the SEC or its staff with respect to the Proxy Statement or the Transactions.

(b) The Company shall cause (and shall use reasonable best efforts to cause within five (5) Business Days) the Proxy Statement in definitive form to be disseminated to the shareholders of the Company as of the record date established for the Company Shareholder Meeting as promptly as reasonably practicable after confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement (the “Proxy Clearance”).

(c) If, at any time prior to the Company Shareholder Meeting, any information relating to the Company or Parent, Sub, the Guarantor, any of their affiliates or any transaction any of them have or are contemplating entering into in connection with this Agreement, is discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall as promptly as practicable notify the other party. Following such notification, the Company shall prepare and file with the SEC an appropriate amendment or supplement to the Proxy Statement describing such information as promptly as reasonably practicable after Parent has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law or the SEC or its staff, the Company shall disseminate such amendment or supplement to the shareholders of the Company.

(d) The Company shall as promptly as reasonably practicable after (and shall use reasonable best efforts to do the following within thirty (30) Business Days after) the Proxy Clearance, in accordance with Law and the Company Charter and the Company Code, duly call, give notice of, convene and hold a meeting of its shareholders (the “Company Shareholder Meeting”) for the purpose of seeking the Company Shareholder Approval.

(e) Notwithstanding any provision of this Agreement to the contrary, the Company may adjourn, recess or postpone the Company Shareholder Meeting, and may change the record date thereof in connection such postponement, solely (i) after consultation with Parent, to the extent necessary, in the good faith judgment of the Company Board, to ensure that any required supplement or amendment to the Proxy Statement is provided to the shareholders of the Company a reasonable amount of time in advance of the Company Shareholder Meeting or (ii) if as of the time for which the Company Shareholder Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholder Meeting or to the extent that at such time the Company has not received proxies sufficient to allow the receipt of the Company Shareholder Approval at the Company Shareholder Meeting. The obligation of the Company to establish a record date for, duly call, give notice of, convene and hold the Company Shareholder Meeting shall not be affected by a Change of Company Recommendation unless this Agreement has been terminated in accordance with Section 7.01(f).

(f) The Company, through the Company Board, shall (i) except in the case of a Change of Company Recommendation permitted by Section 5.03(d) or Section 5.03(e), use its reasonable best efforts to solicit from the holders of Company Common Stock proxies in favor of the Company Shareholder Approval in accordance with the OGCL, (ii) submit this Agreement for adoption by the shareholders of the Company and (iii) except in the case of a Change of Company Recommendation permitted by Section 5.03(d) or Section 5.03(e), recommend to the shareholders of the Company that they adopt this Agreement and include such recommendation in the Proxy Statement.

Section 5.05 Access to Information. From the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to: (a) provide to Parent, Sub and their respective representatives, including Parent’s financing sources, reasonable access during normal business hours in such a manner as not to unreasonably interfere with the operation of any business conducted by the Company or any Company Subsidiary, upon reasonable prior written notice to the Company, to the officers, employees, personnel, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books, Tax Returns, records, files and Contracts thereof; and (b) furnish promptly such information, books, Tax Returns, records, files and Contracts concerning the business, properties, Contracts, assets and liabilities of the Company and Company Subsidiaries as Parent, Sub and their respective representatives may reasonably request; provided, however, that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company reasonably believes in good faith (after consultation with its outside counsel) that doing so would: (i) result in the loss of attorney-client privilege (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege); (ii) violate any confidentiality obligations of the Company or any Company Subsidiary to any third person or otherwise breach, contravene or violate any then effective Contract to which the Company or any Company Subsidiary is a party; or (iii) breach, contravene or violate any applicable Law (including privacy laws and the HSR Act or any other Antitrust Law) (provided that the Company shall use its commercially reasonable efforts to provide such access or make such disclosure in a manner that does not result in the events set out in clauses (i) through (iii) above). Without limiting the foregoing, in the event that the Company does not provide access or information in reliance on clauses (i) through (iii) above, the Company shall provide Parent with a list of the information that is being withheld. Parent shall, and shall cause each of its Subsidiaries and its and their respective representatives, to hold all information provided or furnished pursuant to this Section 5.05 confidential in accordance with the terms of the Confidentiality Agreement; provided that Parent and Sub will be permitted to disclose such information to any Lender or prospective Lenders that may become parties to the Debt Financing (and, in each case, to their respective representatives); provided, however, that any Lender or prospective Lender (and, in each case, their respective representatives) that is disclosed, furnished or provided such information pursuant to this Section 5.05 shall be considered a “Representative,” as defined in the Confidentiality Agreement. During any visit to the business or property sites of the Company or any of the Company Subsidiaries, each of Parent and Sub shall, and shall cause their respective representatives accessing such properties to, comply with all applicable Laws and all of the Company’s and the Company Subsidiaries’ safety and security procedures that have been provided upon arrival or in advance to Parent. Notwithstanding anything to the contrary contained in this Section 5.05, from the date of this Agreement to the Effective Time, none of Parent, Sub or any of their respective affiliates shall conduct any environmental sampling or other intrusive investigation of air, surface water, groundwater, soil or other environmental media at or in connection with any of such real property owned or leased by the Company. At or prior to the Closing, the Company shall deliver or cause to be delivered to Parent one or more CDs containing (in a readable and otherwise reasonably acceptable format) complete and accurate copies of (A) the contents of the Company’s virtual data room established at Intralinks.com that has been used for due diligence in connection with the Merger (the “Data Room”) as at 6:00 p.m. Eastern Time on February 23, 2019, and (B) separately identified, each document added to the Data Room after such time; provided, however, that, in lieu of delivering the CD referenced in this sentence, the Company may, at its option, maintain the Data Room such that, as of immediately after the Closing, the Data Room contains all of (x) the materials that has been included in the Data Room for due diligence purposes in connection with the Merger as at 6:00 p.m. Eastern Time on February 23, 2019 and (x) each document added to the Data Room after such time.

Section 5.06 Appropriate Action; Consents; Filings.

(a) Subject to Section 5.03, each of Parent and the Company shall (and Parent shall cause each of its affiliates to) use its reasonable best efforts to consummate the Transactions and to cause the conditions set forth in Article VI to be satisfied, in each case as promptly as practicable. Without limiting the generality of the foregoing, Parent shall (and shall cause Sub, the Guarantor and its and their applicable affiliates to) and the Company shall (and shall cause each of the Company Subsidiaries to) use its reasonable best efforts to (i) promptly obtain all actions or nonactions, consents, Permits (including Environmental Permits), waivers, approvals, authorizations and orders from Governmental Entities or other persons necessary or advisable in connection with the consummation of the Transactions, (ii) as promptly as practicable (and (A) subject to the conditions set forth on Section 5.06(a) of the Company Disclosure Letter, with respect to the filings required of the parties or their “ultimate parent entities” under the jurisdictions set forth on Section 5.06(a) of the Company Disclosure Letter within seven (7) Business Days after the date of this Agreement, (B) with respect to the filings required of the parties or their “ultimate parent entities” under the jurisdictions set forth on Section 5.06(b) of the Company Disclosure Letter within ten (10) Business Days after the date of this Agreement and (C) subject to the conditions set forth on Section 5.06(c) of the Company Disclosure Letter, with respect to the pre-notification filings required of the parties or their “ultimate parent entities” under the jurisdictions set forth on Section 5.06(c) of the Company Disclosure Letter within twenty (20) Business Days after the date of this Agreement), make and not withdraw (without the Company’s consent) all registrations and filings with any Governmental Entity or other persons necessary or advisable in connection with the consummation of the Transactions, including the filings required of the parties or their “ultimate parent entities” under the HSR Act or any other Antitrust Law, and promptly make any further filings pursuant thereto that may be necessary or advisable, (iii) defend all lawsuits or other legal, regulatory, administrative or other Proceedings to which it or any of its affiliates is a party challenging or affecting this Agreement or the consummation of the Transactions, in each case until the issuance of a final, non-appealable order with respect to each such lawsuit or other Proceeding, (iv) seek to have lifted or rescinded any injunction or restraining order which may adversely affect the ability of the parties to consummate the Transactions, in each case until the issuance of a final, non-appealable order with respect thereto, (v) seek to resolve any objection or assertion by any Governmental Entity challenging this Agreement or the Transactions and (vi) execute and deliver any additional instruments necessary or advisable to consummate the Transactions on the terms contemplated by this Agreement. In no event shall Parent, Sub, the Company or any of the Company Subsidiaries be required (or permitted without the prior consent of Parent) to make, or to offer to make, any payments to any third parties or concede, or offer to concede, anything of value, in each case, in order to obtain any consent, approval or authorization under contracts of the Company and the Company Subsidiaries from any person, provided that the Company and the Company Subsidiaries may be so required if such offer, payment or concession is conditioned upon the consummation of the Transactions.

(b) Neither Parent nor the Company shall take any action, including acquiring or making any investment in any person or any division or assets thereof, that would reasonably be expected to prevent or cause a material delay in the satisfaction of the conditions contained in Article VI or the consummation of the Transactions. In no event shall the Company or any of the Company Subsidiaries be permitted (without the prior consent of Parent) to provide or concede, or offer to provide or concede, anything of value in order to obtain any consent, approval or authorization under Law.

(c) Without limiting the generality of anything contained in this Section 5.06, each party hereto shall: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or other Proceeding by or before any Governmental Entity with respect to the Transactions; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or other Proceeding; and (iii) promptly inform the other parties of any communication to or from the FTC, the Antitrust Division or any other Governmental Entity regarding the Transactions. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation or Proceeding, each party hereto will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation or Proceeding and to have access to, be consulted in connection with and, to the extent practicable, provided the opportunity to review in advance any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation or Proceeding. Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted to any Governmental Entity in connection with the Transactions. Notwithstanding anything to the contrary in this Section 5.06, (1) no party hereto shall be in violation of this Agreement by virtue of providing information that is competitively sensitive to one another on an “outside counsel only” or other basis designed to ensure compliance with applicable Law (including the HSR Act or any other Antitrust Law) or redacted (A) to remove references concerning the valuation of Parent, the Company or any of their respective Subsidiaries or (B) as necessary to address privilege concerns and (2) Parent and Sub shall not be required to share with the Company any information that (A) does not relate to the Company or the Company Subsidiaries, (B) reveals Parent’s (or its affiliates’) valuation or negotiating strategy with respect to the Transactions or (C) is otherwise confidential or proprietary information of Parent or any of its affiliates.

Section 5.07 Financing.

(a) Parent and Sub shall use their reasonable best efforts to do all things necessary or advisable to arrange and obtain the Financing on a timely basis (taking into account the anticipated timing of the Marketing Period) and, in any event not later than the date the Closing is required to be effected in accordance with Section 1.02, on the terms and conditions (including, to the extent applicable, the “flex” provisions) described in the Financing Commitments or otherwise on terms acceptable to Parent so long as such other terms would be permitted under the restrictions on amendments, modifications and replacements otherwise set forth in this Section 5.07 (for purposes of this Section 5.07, the Financing Commitments and the Debt Commitment Letter shall include any Fee Letter), including using their reasonable best efforts to (i) enter into definitive agreements with respect to the Debt Commitment Letters on the terms and conditions (as such terms may be modified or adjusted in accordance with the terms of, and within the limits of the flex provisions contained in any Fee Letter, or otherwise as acceptable to Parent so long as such terms would be permitted pursuant to the next succeeding sentence (the “Definitive Debt Financing Agreements”), (ii) satisfy on a timely basis (taking into account the anticipated timing of the Marketing Period) (or, if deemed advisable by Parent or Sub, obtain a waiver of) all terms, conditions and covenants, including with respect to the payment of any commitment, engagement or placement fees required as a condition to the Financing, applicable to Parent or Sub in the Financing Commitments and the Definitive Debt Financing Agreements, (iii) if the conditions to the availability of the Financing have been satisfied or waived (or with the funding of the Financing, would be concurrently satisfied), consummate and cause the Financing Sources to fund (including funding the Bridge Facility (as defined in the Debt Commitment Letter) to the extent Notes (as defined in the Debt Commitment Letter) have not then been issued), the Financing at or prior to Closing and (iv) in the event that all of the Disclosed Conditions have been satisfied (or with the funding of the Financing, would be concurrently satisfied) or waived, enforce their rights under the Financing Commitments and the Definitive Debt Financing Agreements. Parent and Sub shall not agree to any amendments, restatements, supplements or modifications to or replacements of, or grant any waivers of, any condition or other provision under the Financing Commitments or the definitive agreements relating to the Financing without the prior written consent of the Company other than amendments, restatements, supplements, modifications, replacements or waivers to the Debt Commitment Letters or the Definitive Debt Financing Agreements if such amendment, modification or waiver would not (and would not be reasonably expected to) (A) reduce the aggregate amount of the Debt Financing or Equity Financing (including as a result of changing the amount of fees to be paid or original issue discount of the Debt Financing or similar fee) unless (I) in the case of any reduction in the amount of the Debt Financing, the Equity Financing is increased by a corresponding amount or (II) the aggregate amount of the Financing would still be sufficient to satisfy the Financing Uses, (B) impose new or additional conditions, amend or modify any of the Disclosed Conditions in any manner materially adverse to the interests of the Company, or otherwise expand any conditions, to the receipt of the Debt Financing or Equity Financing, (C) delay or prevent the Closing beyond the date the Closing is required to be effected in accordance with Section 1.02, (D) make the funding of the Debt Financing or the Equity Financing (or satisfaction of the conditions to obtaining any of the Financing) less likely to occur or (E) adversely impact the ability of Parent or Sub to enforce its rights against the other parties to the Debt Commitment Letter or the Equity Commitment Letter or the Definitive Debt Financing Agreements or the ability of Parent or Sub to timely consummate the Transactions; provided that the foregoing restrictions shall not apply to the implementation of any “flex” provisions under the Debt Commitment Letter or any Fee Letter as in effect on the date hereof; provided, further, that, for the avoidance of doubt, Parent may also amend (or amend and restate) any Debt Commitment Letter, Fee Letters and any fee credit or discount and engagement letters or any Definitive Debt Financing Agreements to add lenders, lead arrangers, bookrunners, syndication agents or any person with similar roles or titles who had not executed the Debt Commitment Letter as of the date hereof and amend titles, allocations and fee sharing arrangements with respect to the existing and additional lenders, arrangers, bookrunners, agents, managers or similar entities) in all material respects in accordance with the terms of the Debt Commitment Letter as in effect on the date hereof; provided, further, that Parent shall provide the Company executed copies thereof in accordance with clause (d) below. Upon any such replacement, amendment, supplement or other modification of, or waiver under, the Equity Commitment Letter or Debt Commitment Letter in accordance with this Section 5.07, the term “Equity Commitment Letter” or “Debt Commitment Letter,” as applicable, shall mean such Commitment Letter as so replaced, amended, supplemented, modified or waived (and consequently the terms “Debt Financing,” “Equity Financing” and “Financing” shall mean the Equity Financing and the Debt Financing contemplated by such Commitment Letters as so replaced, amended, supplemented, modified or waived). Parent and Sub shall use their reasonable best efforts to maintain in effect the Financing Commitments (including any Definitive Debt Financing Agreements) until the Transactions are consummated (subject to Parent’s and Sub’s right to replace, restate, supplement, modify, assign, substitute, waiver or amend the Financing Commitments and the Definitive Debt Financing Agreements in accordance herewith), provided that such efforts shall not require any modification of, or waiver of any rights under, the Financing Commitments, or any payment or other concession that would not be required under the existing terms of the Financing Commitments (including any “flex” provisions) if the applicable Financing was consummated in accordance with its terms prior to the expiration of the applicable Financing Commitment. Neither Parent nor Sub shall release, or consent to the termination (other than by the Lenders in accordance with its terms as of the date hereof) of, the obligations of the Lenders under the Debt Commitment Letter or the Definitive Debt Financing Agreements.

(b) Notwithstanding anything to the contrary contained in this Agreement, in no event shall Parent or any of its affiliates (which for purposes of this Section 5.07(b) shall be deemed to include Guarantor and its affiliates) engage any bank, investment bank or other potential provider of debt or equity financing on an exclusive basis or otherwise on terms that prohibit or are designed to prevent such provider from providing or seeking to provide such services or financing to any person in connection with a transaction relating to the Company or the Company Subsidiaries in connection with the Transactions (including in connection with the making of any Competing Proposal).

(c) If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “flex” provisions) contemplated in the Debt Commitment Letter, Parent and Sub shall use their reasonable best efforts to, as promptly as practicable following the occurrence of such event, arrange and obtain from alternative sources of debt financing an amount sufficient (when added to the Equity Financing) to satisfy the Financing Uses, on terms and conditions (including any “flex” provisions) that are (i) no less favorable in any material respect to Parent or the Company as those contained in the Debt Commitment Letter (including any “flex” term applicable thereto) or (ii) otherwise acceptable to Parent, which, in each case, shall not expand upon the conditions precedent or contingencies to the funding on the Closing Date of the Financing as set forth in the Financing Commitments in effect on the date hereof. The new debt commitment letter and fee letter entered into in connection with such alternative financing are referred to, respectively, as a “New Debt Commitment Letter” and a “New Fee Letter.” In the event Parent or Sub enter into any such New Debt Commitment Letter, (i) Parent and Sub shall promptly provide the Company with true, correct and complete copies thereof (provided that the New Fee Letter may be redacted in a manner consistent with the Fee Letter provided as of the date hereof), (ii) any reference in this Agreement to the “Debt Financing” shall mean the debt financing contemplated by the Debt Commitment Letter as modified pursuant to clause (iii) below, and (iii) any reference in this Agreement to the “Debt Commitment Letter” (and any definition incorporating the term “Debt Commitment Letter,” including the definition of Definitive Debt Financing Agreements) shall be deemed to include the Debt Commitment Letter and any Fee Letter to the extent not superseded by a New Debt Commitment Letter or New Fee Letter, as the case may be, at the time in question and any New Debt Commitment Letter or New Fee Letter to the extent then in effect.

(d) Parent and Sub shall, and shall cause their representatives to, keep the Company reasonably informed of material developments in their efforts to arrange the Financing and provide copies of all draft financing documents related to the Debt Financing to the Company as may be reasonably requested by the Company in writing. Without limiting the generality of the foregoing, Parent shall (i) furnish the Company complete, correct and executed copies of any amendments, restatements, modifications or supplements to, or replacements or waivers of, the Financing Commitments promptly (but in any event within two (2) Business Days) upon their execution and (ii) give the Company prompt written notice (but in any event within two (2) Business Days) (A) of any material default or breach by any party under any of the Financing Commitments or the definitive agreements relating to the Financing of which Parent or Sub becomes aware, (B) of any termination of any of the Financing Commitments, (C) of the receipt of any written notice from any Equity Financing Source or Lender with respect to any (1) actual or potential default, breach, termination or repudiation of any Financing Commitment, any definitive agreement relating to the Financing or any material provision of the Financing Commitments or the definitive agreements relating to the Financing, in each case by any party thereto, or (2) material dispute or disagreement between or among any parties to any Financing Commitment or the definitive agreements relating to the Financing with respect to the obligation to fund the Financing or the amount of the Financing to be funded at the Closing (and, for the avoidance of doubt, other than those relating to the ordinary course negotiation of the Definitive Debt Financing Agreements), and (D) if for any reason Parent or Sub believe in good faith that they will not be able to obtain all or any portion of the aggregate amount of the Financing necessary to satisfy the Financing Uses on the terms or in the manner contemplated by the Financing Commitments or the definitive agreements relating to the Financing, as the case may be.

(e) Prior to the Closing, subject to Parent’s expense reimbursement obligations set forth below, the Company shall, and shall cause the Company Subsidiaries and instruct the Company representatives to, in each case, use their reasonable best efforts to provide to Parent and Sub all cooperation reasonably requested by Parent in connection with the Debt Financing, including using reasonable best efforts to (i) cause management of the Company to prepare for and participate in a reasonable number of meetings, presentations, sessions with rating agencies, due diligence sessions, drafting sessions, road shows, lender meetings and other customary syndication activities, in each case, with appropriate seniority and expertise, at reasonable times and on reasonable notice, (ii) provide reasonable and customary assistance with the preparation of materials for rating agency presentations, bank information memoranda, offering documents, offering memoranda and similar customary documents reasonably required in the Debt Financing, including the execution and delivery of customary authorization letters related thereto (including customary representations (solely with respect to the Company and the Company Subsidiaries) with respect to the absence of material non-public information in the public-side version of documents distributed to potential lenders and the absence of material misstatements) and provide reasonable cooperation with the due diligence efforts of the Debt Financing Sources to the extent reasonable and customary (and, to the extent applicable, subject to the limitations contained in Section 5.05 hereof), (iii) (A) obtain documents reasonably requested by Parent or the Lenders relating to the repayment of the Senior Credit Facility and the release on the Closing Date of related liens, including the Payoff Letter and (B) provide as promptly as reasonably practicable (and in any event, no less than four (4) business days prior to the Closing Date) all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including (1) the USA PATRIOT Act and (2) if applicable, a certification regarding beneficial ownership as required by 31 C.F.R. §1010.230 to any Debt Financing Source that has requested such certification, relating to the Company or any of the Company Subsidiaries, in each case as reasonably requested by Parent or the Lenders at least nine (9) Business Days prior to the Closing Date, (iv) furnish Parent and Sub and the Lenders as promptly as reasonably practicable (or in the case of clause (2) as promptly as reasonably practicable, but in no event, more than 15 Business Days after the end of the relevant quarter) with (1) the Required Information, (2) customary “flash” or “recent development” revenue information (which may be provided in a reasonable range or estimate and may be provided on a non-GAAP basis) for any fiscal quarter ending after the date hereof and prior to the Closing, and (3) such other financial and other pertinent information pertaining to the Company and the Company Subsidiaries (it being understood that the Company shall not be required to provide (a) any financial statements other than the Target Financial Statements (as defined in the Debt Commitment Letter as of the date hereof) and the Constantia Financial Statements or (b) any information specified as excluded from the definition of the Required Information pursuant to clauses (a), (b) or (c) of the proviso contained therein; (v) cooperate to facilitate the pledging of, granting of security interests in and obtaining perfection of any liens on, collateral (including, to the extent the delivery thereof is not covered by the Payoff Letter, using reasonable best efforts to deliver original copies of all certificated securities and instruments (with transfer powers executed in blank) required to be provided as Collateral under the Debt Commitment Letter), and cooperate with any collateral appraisals and field examinations as may be reasonably requested by the Parent and the Lenders; (vi) cause the independent auditors of the Company and the Company Subsidiaries to assist and cooperate with Parent in connection with the Debt Financing, including by (A) providing consent to offering memoranda that include or incorporate the Company’s consolidated financial statements and their reports thereon, and customary comfort letters (including “negative assurance” and change period comfort) with respect to financial information relating to the Company and the Company Subsidiaries and (B) attending accounting due diligence sessions in connection with the Debt Financing; (vii) execute and deliver financing agreements and such pledge and security and related documents as may be reasonably requested by Parent or the Lenders; (viii) establish bank and other accounts and blocked account agreements and lock-box arrangements to the extent necessary in connection with the Debt Financing; (ix) execute and deliver any certificates as may be reasonably requested by Parent (other than as to solvency matters) with respect to certain financial information in the offering documents not otherwise covered by “comfort” letters described above so long as such certificate does not relate to (I) any financial information concerning the Company and the Company Subsidiaries that the Company and the Company Subsidiaries does not maintain in the ordinary course of business or (II) any other information not reasonably available to the Company under its current reporting systems; and (x) take all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent that are necessary or customary to permit the consummation of the Debt Financing, including any high yield financing, and to permit the proceeds thereof, to be made available on the Closing Date to consummate the transactions contemplated by this Agreement; provided, however, that notwithstanding anything in this Section 5.07 or elsewhere in this Agreement to the contrary, (1) in no event shall the “reasonable best efforts” of the Company, the Company Subsidiaries or Company representatives be deemed or construed to require such Persons to, and such Persons shall not be required to provide such cooperation to the extent it would (A) interfere unreasonably with the business or operations of the Company or any of the Company Subsidiaries or (B) require the Company or any of the Company Subsidiaries to take any action that would reasonably be expected to (x) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the Company Charter or Company Code or other comparable organizational documents of the Company Subsidiaries, or any applicable Laws or any Material Contract, (y) cause any condition to Closing set forth in this Agreement to fail to be satisfied or otherwise cause any breach of this Agreement that would provide Parent or Sub the right to terminate this Agreement (unless, in each case, waived by Parent, Sub and the Lenders), or (z) result in any employee, officer or director of such Person incurring any personal liability (as opposed to liability in his or her capacity as an officer of such Person) with respect to any matters related to the Debt Financing; (2) neither the Company nor any of the Company Subsidiaries shall be required to execute and deliver any Contract or other instrument that is not contingent upon the Closing or that would be effective prior to the Effective Time (other than the provision of the authorization letter and certificates to provide comfort referred to in clause (ix) above and “know-your-customer” information referred to in clause (iii) above); (3) neither the Company Board nor any of the Company Subsidiaries’ boards of directors (or equivalent bodies) shall be required to approve or adopt any Financing or agreements related thereto (or any alternative financing) that would be effective prior to the Effective Time, and no person who will not be a director of the Company or any Company Subsidiary immediately after the Effective Time shall be required to take any action pursuant to this clause (3); (4) neither the Company nor any of the Company Subsidiaries shall be required to execute or deliver any agreements, certificates or instruments in connection with any Financing (or any alternative financing) at or prior to the Effective Time (other than customary authorization or representation letters and “know-your-customer” information noted above); (5) neither the Company nor any of the Company Subsidiaries shall be responsible for the preparation of any pro forma financial statements or any adjustments to any pro forma financial information required to be provided in accordance with the Debt Commitment Letter and the Company’s reasonable best efforts to provide assistance, if requested, in connection with pro forma financial information shall be limited to providing financial information reasonably available to the Company under its current reporting systems; (6) neither the Company nor any of the Company Subsidiaries shall be required to pay any commitment or other similar fee or make any other payment (other than for reasonable out-of-pocket costs or expenses that are reimbursed by Parent as provided below in this Section 5.07(e)) or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing prior to the Effective Time; (7) nothing contained in this Section 5.07(e) or otherwise shall require the Company or any of the Company Subsidiaries, prior to the Effective Time, to be an issuer or other obligor with respect to the Debt Financing and (8) nothing contained in this Section 5.07(e) shall require (A) any officer or representative of the Company or any of the Company Subsidiaries to deliver any certificate or opinion or take any other action under this Section 5.07 that could reasonably be expected to result in personal liability to such officer or representative or (B) any person who will not be an officer of the Company or any Company Subsidiary immediately after the Effective Time to execute or deliver any certificate, document, agreement or other instrument pursuant to this Section 5.07 if such certificate, document, agreement or other instrument will only become effective on or after the Effective Time. The Company hereby consents to the use of its and the Company Subsidiaries’ logos in connection with the Debt Financing so long as such logos are used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company or any of the Company Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries. Notwithstanding anything to the contrary, the Company shall not be deemed to have breached this Section 5.07(e) as it relates to the condition set forth in Section 6.02(b) unless the Financing (or any alternative financing) has not been obtained primarily as a result of the Company’s or any of the Company Subsidiaries’ willful and material breach of their obligations under this Section 5.07(e). Parent shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs and expenses incurred by the Company, any of the Company Subsidiaries or any of the Company’s representatives in connection with such cooperation; provided that Parent shall not be required to reimburse the Company or any of the Company’s representatives for any costs and expenses incurred by the Company, any of the Company Subsidiaries or any of the Company’s representatives with respect to the financial statements, financial information or other materials (a) prepared prior to the date hereof that may be used in connection with the Debt Financing (it being understood that this clause (a) shall not exclude the fees and expenses of the Company’s auditors, accountants and counsel in providing the assistance or comfort required by this Section 5.07(e)) and (b) prepared after the date hereof in connection with the Proxy Statement or the applicable requirements of the Exchange Act (it being understood that this clause (b) shall not exclude the fees and expenses of the Company’s auditors, accountants and counsel in providing the assistance or comfort required by clause (ii) or (vi) of this Section 5.07(e)). Parent shall indemnify and hold harmless the Company, the Company Subsidiaries and the Company representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Financing (including any action taken in accordance with this Section 5.07(e)) and any information utilized in connection therewith (other than historical information provided in writing by the Company or the Company Subsidiaries specifically for use in connection therewith); provided, however, that the foregoing shall not apply to the extent that such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties are determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the willful misconduct, bad faith or gross negligence of the Company, the Company Subsidiaries or the Company representatives.

(f) Each of Parent and Sub acknowledges and agrees that neither the obtaining of the Financing or any alternative financing is a condition to the Closing, and reaffirms its obligation to consummate the Transactions irrespective and independently of the availability of the Financing or any alternative financing, subject to the applicable conditions set forth in Section 6.01 and Section 6.02.

(g) For the avoidance of doubt, the obligations contained in this Section 5.07 (other than the last two sentences of Section 5.07(e)) shall terminate upon the occurrence of the Closing.

Section 5.08 Public Announcements. The initial press release issued by Parent and the Company concerning this Agreement and the Transactions shall be a joint press release, the contents of which have received prior approval from both such parties, and thereafter, until the Effective Time, Parent and the Company shall consult with each other, including providing reasonable opportunity to review and comment, before issuing any broadly-disseminated, generally applicable employee communication, press release or public statement with respect to the Transactions and shall not issue any such press release, employee communication or public statement prior to such consultation with the other party; provided, that the restrictions set forth in this Section 5.08 shall not apply to any press release, employee communication, public statement or other announcement issued or made, or proposed to be issued or made, by (a) the Company in connection with a Competing Proposal or Change of Company Recommendation, (b) the Company as may be required by applicable Law, the fiduciary duties of the Company Board or by obligations pursuant to any listing agreement with any national securities exchange, in each case, subject to the conditions set forth in Section 5.03 or (c) Parent, Sub or the Company that is consistent in all material respects with previous press releases, public disclosures or public statements made by a party hereto in accordance with this Section 5.08, including investor conference calls, filings with the SEC, Q&As or other publicly disclosed documents, in each case under this clause (c) to the extent such disclosure is still accurate. Nothing in this Section 5.08 shall limit the ability of the Company to make any internal announcements to its employees that are consistent in all material respects with the employee communications, press releases or public statements regarding the Transactions made by a party hereto in accordance with this Section 5.08. Nothing in this Section 5.08 shall restrict or prohibit Parent or any of its affiliates from making any (i) customary announcement or other communication in connection with the arrangement of the Financing (including, for the avoidance of doubt, such announcement or communications that Parent reasonably determines in good faith are required to ensure that any document concerning the Financing does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading in light of the circumstances in which they are made), or (ii) any disclosures regarding the Company in connection with the Financing to the extent that such disclosure is of the type and nature previously disclosed by the Company to investors in its securities. For the avoidance of doubt, any public filings providing notice to or seeking approval from any Governmental Entity made pursuant to Section 5.06 shall be governed by Section 5.06 and not this Section 5.08.

Section 5.09 Directors & Officers Indemnification and Insurance.

(a) Indemnification. From and after the Effective Time, Parent shall cause the Surviving Corporation to, to the fullest extent (x) permitted by applicable Law and (y) provided for in the Company Charter, the Company Code or the equivalent organizational documents of any Company Subsidiary, in each case, as in effect on the date of this Agreement, indemnify, defend and hold harmless each current or former director or officer of the Company or any of the Company Subsidiaries (each an “Indemnified Party” and collectively, the “Indemnified Parties”) against (i) all losses, expenses (including reasonable attorneys’ fees and expenses), judgments, fines, claims, damages or liabilities or, subject to the proviso of the next succeeding sentence, amounts paid in settlement, arising out of actions or omissions occurring at or prior to the Effective Time (and whether asserted or claimed prior to, at or after the Effective Time) to the extent that they are based on or arise out of the fact that such person is or was a director, officer, employee or fiduciary under benefit plans or performed services at the request of the Company or any of the Company Subsidiaries (the “Indemnified Liabilities”), and (ii) all Indemnified Liabilities to the extent they are based on or arise out of or pertain to the Transactions, whether asserted or claimed prior to, at or after the Effective Time, and including any expenses incurred in enforcing such person’s rights under this Section 5.09. In the event of any such Indemnified Liability (whether or not asserted before the Effective Time), the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties promptly after statements therefor are received and otherwise advance to such Indemnified Party upon request, reimbursement of documented expenses reasonably incurred (provided that the person to whom expenses are advanced provides an undertaking to repay such advance if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such person is not legally entitled to indemnification under Law).

(b) Insurance. The Company shall be permitted to, prior to the Effective Time, and if the Company fails to do so, Parent shall cause the Surviving Corporation to, obtain and fully pay the premium (which premium shall not exceed three hundred percent (300%) of the amount of the annual premiums paid by the Company for the current year (the “Premium Cap”)) for an insurance and indemnification policy that provides coverage with respect to Indemnified Liabilities for a period of six (6) years from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate to the intended beneficiaries thereof than the Company’s existing directors’ and officers’ liability insurance policy. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policy as of the

Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time (and for so long thereafter as any claims brought before the end of such six (6)-year period thereunder are being adjudicated) the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement (provided that in the event the annual costs of such a policy would exceed the Premium Cap, then on terms, conditions, retentions and limits of liability that provide the best coverage as is then available at a cost up to, but not exceeding, the Premium Cap), or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for such six (6)-year period (and for so long thereafter as any claims brought before the end of such six-year period thereunder are being adjudicated) with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement (provided that in the event the annual costs of such a policy would exceed the Premium Cap, then on terms, conditions, retentions and limits of liability that provide the best coverage as is then available at a cost up to, but not exceeding, the Premium Cap).

(c) Successors. In the event the Surviving Corporation, Parent or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in either such case, Parent shall, and shall cause the Surviving Corporation to, require such successors, assigns or transferees of the Surviving Corporation or Parent to assume the obligations set forth in this Section 5.09.

(d) Continuation. For not less than six (6) years from and after the Effective Time, to the extent consistent with applicable Law, Parent shall, and shall cause the Surviving Corporation to ensure that the articles of incorporation and the code of regulations of the Surviving Corporation and the articles of incorporation, code of regulations, bylaws or any equivalent organizational or governing documents of each Company Subsidiary shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses for periods at or prior to the Effective Time than are currently set forth in the Company Charter, the Company Code or the equivalent organizational documents of any Company Subsidiary. The contractual indemnification rights, if any, in existence on the date of this Agreement with any of the directors, officers or employees of the Company or any Company Subsidiary shall be assumed by the Surviving Corporation, without any further action, and shall continue in full force and effect in accordance with their terms following the Effective Time.

(e) Benefit. The provisions of this Section 5.09 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, each Indemnified Party’s heirs, executors or administrators and each Indemnified Party’s representatives, shall be binding on all successors and assigns of Parent, the Company and the Surviving Corporation and shall not be amended in a manner that is materially adverse to any Indemnified Parties (including their successors, assigns and heirs) without the consent of the Indemnified Party (including the successors, assigns and heirs) affected thereby.

(f) Non-Exclusivity. The provisions of this Section 5.09 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Nothing in this Agreement, including this Section 5.09, is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, any of the Company Subsidiaries or the Indemnified Parties, it being understood and agreed that the indemnification provided for in this Section 5.09 is not prior to, or in substitution for, any such claims under any such policies.

Section 5.10 Takeover Statutes. The parties shall use all reasonable efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to restrict or prohibit the Transactions and (b) if any Takeover Statute is or becomes applicable to restrict or prohibit any of the Transactions, to take all action necessary, including granting approvals, so that such Transaction may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize (to the greatest extent practicable) the effects of such Takeover Statute on such Transaction.

Section 5.11 Employee Benefit Matters.

(a) From and after the Effective Time and for a period ending on the first anniversary of the Effective Time (the “Benefit Protection Period”), Parent shall provide or cause its Subsidiaries, including the Surviving Corporation, to provide, during any period of employment with the Surviving Corporation, Parent or their affiliates, (i) base salary, base wages or commission opportunities to each individual who is an employee of the Company or a Company Subsidiary immediately prior to the Effective Time (each, a “Company Employee”) in each case at a rate that is no less than the rate of base salary, base wages or commission opportunities provided to such Company Employee immediately prior to the Effective Time, (ii) an annual target cash bonus opportunity (excluding equity based compensation, retention, long-term incentive, change in control or transaction based bonus plans, arrangements or agreements) to each Company Employee that is a participant in the MIP or SIP that is not less than such Company Employee’s Specified Target Bonus under the MIP or SIP, if any, and (iii) severance benefits to each Company Employee in the United States that are no less favorable than the severance benefits provided under any severance plan, policy or agreement in effect for the benefit of such Company Employee immediately prior to the Effective Time, which in the case of U.S. employees, is set forth on Section 5.11(a) of the Company Disclosure Letter and (iv) other compensation and benefits (including paid-time off but excluding annual cash bonus opportunities, equity-based compensation, non-qualified deferred compensation, supplemental retirement benefits, defined benefit pensions, retiree medical benefits or any long-term incentive, retention, transaction, change in control or similar bonus plans, agreements or arrangements) to the Company Employees that are substantially comparable, in the aggregate, to the other compensation and benefits (excluding annual cash bonus opportunities, equity-based compensation, non-qualified deferred compensation, supplemental retirement benefits, defined benefit pensions, retiree medical benefits or any long-term incentive, retention, transaction, change in control or similar bonus plans, agreements or arrangements) provided to the Company Employees under the Company Benefit Plans immediately prior to the Effective Time.

(b) Without limiting the generality of Section 5.11(a), from and after the Effective Time, Parent shall, or shall cause its Subsidiaries, including the Surviving Corporation, to honor all of the Company’s and the Company Subsidiaries’ legally binding employment, severance, retention and termination plans, agreements and arrangements (including any change in control or severance agreement between the Company or any Company Subsidiary and any Company Employee), in each case, in accordance with their terms as in effect immediately prior to the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Transactions (either alone or in combination with any other event).

(c) For purposes of (i) eligibility and vesting under any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, but without regard to whether the applicable plan is subject to ERISA) and any other employee benefit plan, program, policy or arrangement maintained by Parent or any of its Subsidiaries, including the Surviving Corporation, (ii) providing benefits to Company Employees (other than under any defined benefit pension, retiree medical, non-qualified deferred compensation or similar plans or arrangements) and (iii) accrual of benefits under any vacation, paid time off and severance plans, each Company Employee’s service with or otherwise credited by the Company or any Company Subsidiary shall be treated as service with Parent or any of its Subsidiaries, including the Surviving Corporation, to the same extent as such Company Employee was entitled immediately prior to the Closing to credit for such service under a comparable Company Benefit Plan; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(d) Parent shall, or shall cause its Subsidiaries, including the Surviving Corporation, to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its Subsidiaries, including the Surviving Corporation, in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. Parent shall, or shall cause its Subsidiaries, including the Surviving Corporation, to use commercially reasonable efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Company Employee (and dependents) will be eligible to participate from and after the Effective Time.

(e) Provided that Parent provides the Company written notice at least five (5) Business Days prior to the Closing Date, no later than the day immediately preceding the Closing Date, the Company or any Company Subsidiary shall terminate any or all Company Benefit Plans intended to include a Code Section 401(k) arrangement (each, a “401(k) Plan”) and the Company shall provide Parent with evidence reasonably satisfactory to Parent that such 401(k) Plan(s) have been terminated (effective as of the day immediately preceding the Closing Date) pursuant to resolutions of the Board of Directors or managers of the applicable Company or Company Subsidiary, the form of which shall be subject to review of Parent.

(f) The parties hereto shall, and shall cause their respective affiliates to, mutually cooperate in undertaking all reasonably necessary or legally required provision of information to, or consultations, discussions or negotiations with, employee representative bodies (including any unions or works councils) that represent employees affected by the Transactions. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment for any employee covered by a CBA shall continue to be governed by the applicable CBA subject to and in accordance with its terms.

(g) Notwithstanding the foregoing, nothing contained in this Agreement shall (i) be treated as the establishment or amendment or other modification of any Company Benefit Plan or other employee benefit plan, program or arrangement, (ii) give any employee or former employee or any beneficiary, dependent or other individual associated therewith or any employee benefit plan or trustee thereof or any other third person any right to enforce the provisions of this Section 5.11 or (iii) obligate Parent, the Surviving Corporation or any of their affiliates to (A) maintain any particular compensation or benefit plan, program, policy or arrangement, except in accordance with its terms or (B) retain the employment of any particular employee for any duration.

Section 5.12 Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Merger and the other Transactions, shall be paid by the party incurring such expense. Parent shall, or shall cause the Surviving Corporation to, pay all charges and expenses, including those of the Paying Agent, in connection with the transactions contemplated in Article II. All Transfer Taxes incurred by Parent, Sub, the Company, any Company Subsidiary or the Surviving Corporation in connection with the Transactions shall be paid when due by Parent, Sub or, after the Closing, the Surviving Corporation.

Section 5.13 Rule 16b-3 Matters. Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, the Company (including the Company Board) shall take such actions as may be reasonably necessary or advisable to ensure that the dispositions of equity securities of the Company (including derivative securities) by any officer or director of the Company who is subject to Section 16 of the Exchange Act pursuant to or in connection with the Transactions are exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.14 Defense of Litigation. The Company shall promptly notify Parent of any Proceeding brought by shareholders of the Company against the Company or its directors or officers arising out of or relating to the Transactions. The Company shall control, and to the extent reasonably practicable, the Company shall consult with Parent and keep Parent reasonably informed with respect to any material developments regarding, the defense of any Proceeding brought by shareholders of the Company against the Company or its directors or officers arising out of or relating to the Transactions after the date hereof, and provide Parent with the reasonable opportunity to review and comment on all filings and responses to be made by the Company in connection with such Proceeding (and the Company shall consider any such comments in good faith); provided, however, that the Company shall not settle any such Proceeding without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 5.15 Discharge of Indebtedness and Release of Liens. No less than one (1) Business Day prior to the Closing Date, the Company shall obtain from the Existing Agent under the Senior Credit Facility and deliver to Parent a letter signed by the Existing Agent, in customary form and substance, (a) specifying all amounts of such Indebtedness owed under the Senior Credit Facility, as well as any other amounts required to fully pay off all of such Indebtedness on the Closing Date, and (b) agreeing that, upon the Existing Agent’s receipt of the applicable payoff amount, (i) all outstanding obligations of the Company and its Subsidiaries arising under or related to the Senior Credit Facility shall be repaid and discharged in full (other than in respect of obligations which by their express terms survive such repayment and other than with respect to any outstanding letters of credit that will be cash collateralized, backstopped or grandfathered into the Debt Financing) and (ii) any Liens granted in connection with such Senior Credit Facility shall be released (the “Payoff Letter”). Notwithstanding the foregoing, nothing in this Section 5.15 shall require the Company or any of the Company Subsidiaries to pay or deposit any amounts required under the Payoff Letter except to the extent such amounts have been previously provided by Parent to the Company or the Company Subsidiaries, as applicable, in accordance with this Agreement.

Section 5.16 Redemptions.

(a) Prior to the Closing, if requested in writing by Parent with reasonable advance notice, the Company shall, and shall cause the Company Subsidiaries to, reasonably cooperate with Parent to, and use reasonable best efforts to, take such actions as are necessary to effect (i) the applicable satisfaction and discharge (the “Discharge”) on the Closing Date of all outstanding 2022 Notes and the 2022 Notes Indenture (including a concurrent delivery of a redemption notice with respect to the 2022 Notes) or (ii) the conditional redemption on or after the Closing Date and/or the Discharge on the Closing Date of all 2025 Notes and the 2025 Notes Indenture, in accordance with the terms of the applicable Senior Notes and the applicable Senior Notes Indenture. The Company shall, at Parent’s reasonable written request, (A) prepare notices of redemption (“Redemption Notices”) or irrevocable instructions relating to the Discharge (“Discharge Instructions”) with respect to the Senior Notes pursuant to the requisite provisions of the Senior Notes Indentures; (B) provide Parent with a reasonable opportunity to review and comment on the drafts of the Redemption Notices or Discharge Instructions; (C) use its reasonable best efforts to give, or request the trustee under each of the Senior Notes Indentures to give, to holders of the Senior Notes on the Company’s behalf, any such Redemption Notices or Discharge Instructions in accordance with the Senior Notes Indentures, and shall provide the trustee with any officer’s certificate required by the Senior Notes Indentures in connection therewith; (D) reasonably cooperate with Parent pursuant to the terms of the Senior Notes Indentures to facilitate the Discharge on the Closing Date of the Senior Notes Indentures, to the extent such Discharge is permitted by the Senior Notes Indentures; and (E) use its reasonable best efforts to cause the trustee of the Senior Notes to cooperate with Parent to facilitate such redemptions and/or Discharge. Notwithstanding the above, nothing in this Section 5.16(a) shall require the Company or any of the Company Subsidiaries to (x) pay or deposit any amounts required to redeem or Discharge the Senior Notes except to the extent such amounts have been previously provided by Parent to the Company or the Company Subsidiaries, as applicable, in accordance with this Agreement, (y) issue any notices of redemption prior to the Closing, except for such a notice that is in compliance with the 2025 Notes Indenture and is conditioned on the occurrence of the Closing, provided that Parent has previously provided to the Company or the

Company Subsidiaries, or arrangements satisfactory to the Company have been made that require Parent to deposit with the trustee under the 2025 Notes Indenture, in each case, all funds required by the Senior Notes Indentures by the time required by the 2025 Notes Indenture in order to complete the redemption and/or Discharge of the 2025 Notes and the 2025 Notes Indentures at or after the Closing, or (z) cause the delivery of any legal opinions or reliance letters from the Company or any of the Company Subsidiaries or their respective counsel or, except for any officer’s certificates of the Company required to be delivered under the Senior Notes Indentures in connection with Redemption Notices given prior to the Closing Date, any certificates or representations from the Company, any of the Company Subsidiaries or any of their respective affiliates or Representatives.

(b) The Company shall take any customary actions reasonably requested in writing by Parent with reasonable advance notice (A) to commence an offer to purchase and, as applicable, a related consent solicitation with respect to the Senior Notes (each, an “Offer”), in form and substance reasonably satisfactory to Parent and the Company using funds provided by Parent, (B) to engage a dealer manager and information agent designated by Parent with the consent of the Company (not to be unreasonably withheld) and use its reasonable best efforts to enter into customary agreements with such parties; (C) to timely furnish the dealer manager and information agent with such officer’s certificates and other documentation reasonably requested by the dealer manager and information agent in connection with any Offer; and (D) promptly following any consent date specified in the offer document related to the Offer, provided that the requisite consents are received and any other conditions thereto have been satisfied or waived by the Company, to execute supplemental indentures to the Senior Notes Indentures, in form and substance reasonably satisfactory to Parent and the Company, which supplemental indentures, subject to execution by the trustee, shall implement, subject to and conditioned on the occurrence of the Closing and the other conditions set forth below, the amendments described in such offer document and, subject to execution by the trustee, shall become operative only upon acceptance of the applicable Senior Notes for payment pursuant to the Offer substantially concurrently with Closing. Parent shall assist the Company in connection with the Offer and provide the Company with any information for inclusion in the offer document related to the Offer which may be required under applicable law and which is reasonably requested by the Company. The Company’s obligations to accept for payment and pay for the Senior Notes tendered pursuant to the Offer or make any payment for the related consents shall be subject to conditions (as mutually agreed by Parent and the Company), including that (i) the Closing has occurred (or Parent and the Company shall be satisfied that it will occur substantially concurrently with such acceptance and payment), (ii) the Financing has been obtained and (iii) such other conditions as are customary for transactions similar to the Offer have been met.

(c) Parent shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs and expenses incurred by the Company or any of the Company Subsidiaries in connection with the cooperation in the foregoing Section 5.16(a) and Section 5.16(b); provided that Parent shall not be required to reimburse the Company for any costs and expenses incurred by the Company, any of the Company Subsidiaries or any of the Company representatives with respect to the preparation, review, audit and delivery of historical financial statements. Parent shall indemnify and hold harmless the Company, the Company Subsidiaries and the Company representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with any redemption, the Discharge or the Offer (including any action taken in accordance with Section 5.16(a) or Section 5.16(b)) and any information utilized in connection therewith (other than historical information provided in writing by the Company or the Company Subsidiaries specifically for use in connection therewith); provided, however, that the foregoing shall not apply to the extent that such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties are determined in a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the willful misconduct, bad faith or gross negligence of the Company, the Company Subsidiaries or the Company representatives.

Section 5.17 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company will cooperate with Parent and shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary on its part pursuant to applicable Law to cause (a) the delisting of the Shares from the Nasdaq as promptly as practicable after the Effective Time and (b) the deregistration of the Shares pursuant to the Exchange Act as promptly as practicable after such delisting.

Section 5.18 Tax Matters.

(a) At the Closing, the Company shall deliver to Parent an affidavit, under penalties of perjury, dated as of the Closing and in form and substance required by Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h) to the effect that the Company is not and has not been within the applicable time period a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, together with a duly executed notice of such certification to the IRS.

(b) Promptly after the date hereof, the Company shall, and shall cause its Subsidiaries to, reasonably cooperate with Parent and take such actions as are required to ensure that no other Taxes or withholding obligations are imposed in connection with the transaction contemplated by this Agreement as a result of the People’s Republic of China Administration of Taxation Circular 7 (2015) (or any similar or associated Laws).

Section 5.19 Resignations. The Company shall use commercially reasonable efforts to deliver to Parent at the Closing evidence, reasonably satisfactory to Parent, of the resignation of all directors and officers of the Company and each Company Subsidiary, as shall be specified by Parent in writing at least seven Business Days in advance of Closing, with all such resignations effective at the Effective Time.

ARTICLE VI.

CONDITIONS TO THE MERGER

Section 6.01 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction (or to the extent permitted by Law, mutual waiver by both the Company and Parent) as of immediately prior to the Effective Time of each of the following conditions:

(a) Company Shareholder Approval. The Company shall have obtained the Company Shareholder Approval and it shall be in full force and effect and this Agreement shall have been adopted by the holders of Shares in accordance with Law, the Company Charter and the Company Code.

(b) Antitrust Approval. The waiting period (and any extensions thereof) applicable to the Merger under the HSR Act shall have expired or been terminated and the approvals or clearances under applicable Antitrust Law by Governmental Entities set forth in Section 6.01(b) of the Company Disclosure Letter shall have been obtained or any applicable waiting period thereunder shall have been terminated or shall have expired.

(c) No Injunction. No Governmental Entity of competent jurisdiction shall have issued, enacted, entered, promulgated or enforced any Law that is in effect and renders the consummation of the Merger illegal, or prohibits, restrains, enjoins or otherwise prevents the Merger.

Section 6.02 Additional Conditions to the Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are also subject to the satisfaction or waiver by Parent as of immediately prior to the Effective Time of each of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in the first sentence of Section 3.01(a), Section 3.01(b)(i), Section 3.01(b)(ii), Section 3.02(c) (except as provided in clause (ii) below), Section 3.02(d), Section 3.02(e) (except as provided in clause (ii) below and other than the second sentence thereof), Section 3.03, Section 3.22, Section 3.23, Section 3.24 and Section 3.25 shall be true and correct in all material respects in each case as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct in all material respects on and as of such other date). (ii) The representations and warranties of the Company set forth in Section 3.02(a), Section 3.02(b), Section 3.02(c) (other than clauses (ii) and (iii) of Section 3.02(c)), Section 3.02(f) and Section 3.09(b) and the first sentence of Section 3.02(e) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, except (A) in the case of Section 3.02(a), Section 3.02(b), Section 3.02(c) (other than clauses (ii) and (iii) of Section 3.02(c)) and the first sentence of Section 3.02(e), for any de minimis inaccuracies and (B) in the case of Section 3.02(f), for inaccuracies that would not result in an increase (other than a de minimis increase) in the aggregate cash amounts payable with respect to Company Options, Restricted Stock Awards or Stock Units in connection with the Merger. (iii) The representations and warranties of the Company set forth in Article III of this Agreement (other than those addressed in clauses (i) and (ii) above, after taking into account the penultimate sentence of this Section 6.02(a)) without regard to material, materially, materiality or Company Material Adverse Effect qualifiers contained within such representations and warranties), shall be true and correct in each case as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct on and as of such other date), other than such failures to be true and correct that, individually and in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect. Notwithstanding the foregoing, clause (i) and (ii) of this Section 6.02(a) (except with respect to the representations and warranties made in Section 3.09(b)) shall not apply to any Company Subsidiaries that are not Significant Subsidiaries and with respect to the Significant Subsidiaries shall apply only as of the Closing Date, except to the extent the applicable representations and warranties expressly relate to another date (in which case such representations and warranties shall be only as of such other date). Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed or complied with in all material respects all obligations required by this Agreement to be performed or complied with by it at or before the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to such effect.

(c) Absence of Company Material Adverse Effect. Since the date of this Agreement there shall not have occurred any Effect that, individually or in the aggregate with all other Effects since the date of this Agreement, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 6.03 Additional Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver by the Company as of immediately prior to the Effective Time of each of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Sub set forth in Section 4.12 and Section 4.15 shall be true and correct in all material respects as of the date hereof and on the Closing Date as though made on and as of the Closing Date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties, shall be true and correct in all material respects on and as of such other date). (ii) The representations and warranties of Parent and Sub set forth in Article IV of this Agreement (other than those addressed in clause (i) above), without regard to material, materially or materiality or similar qualifiers contained within such representations and warranties, shall be true and correct as of the date hereof and on the Closing Date as though made on and as of the Closing Date, except as would not reasonably be expected to prevent or materially delay the consummation of the Transactions and, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct on and as of such other date, except as would not reasonably be expected to prevent or materially delay the consummation of the Transactions). The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(b) Performance of Obligations of Parent and Sub. Parent and Sub shall have performed or complied with in all material respects all obligations required by this Agreement to be performed or complied with by them at or before the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

ARTICLE VII.

TERMINATION, AMENDMENT AND WAIVER

Section 7.01 Termination. This Agreement may be terminated and the Merger abandoned, in the case of clauses (a) through (c), clause (e) and clause (g) below, at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval or, in the case of clauses (d) and (f) below, at any time prior to receipt of the Company Shareholder Approval, as follows:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before August 24, 2019 (the “Outside Date”); and provided, further, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party if the failure of the Effective Time to occur on or before the Outside Date is primarily the result of such party having materially breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement;

(ii) if any Governmental Entity of competent jurisdiction shall have issued or entered any order permanently enjoining, restraining or prohibiting the Merger and such order shall have become final and non-appealable, if applicable; provided, that the right to terminate this Agreement under this Section 7.01(b)(ii) shall not be available to any party that has failed to use its reasonable best efforts to contest, resolve or lift, as applicable, such order; provided, further, that the right to terminate this Agreement under this Section 7.01(b)(ii) shall not be available to any party that has failed in any material respect to comply with Section 5.06; or

(iii) if the Company Shareholder Meeting shall have been duly convened, held and completed and the Company Shareholder Approval shall not have been obtained upon a vote taken thereon at the Company Shareholder Meeting, including any adjournment or postponement thereof;

(c) by Parent, if: (i) the Company has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.02(a) or Section 6.02(b) would not be satisfied; (ii) Parent shall have delivered to the Company written notice of such breach or failure to perform; and (iii) either such breach or failure to perform is not capable of cure or such breach or failure to perform is not cured prior to the earlier of (x) three (3) Business Days prior to the Outside Date and (y) thirty (30) days since the date of delivery of such written notice to the Company; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.01(c) if Parent or Sub has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.03(a) or Section 6.03(b) would not be satisfied;

(d) by Parent, if (i) the Company Board (or any committee thereof) shall have failed to include the Company Recommendation in the Proxy Statement, (ii) the Company Board (or any committee thereof) shall have effected a Change of Company Recommendation, (iii) if a Competing Proposal is made public and neither the Company Board nor a committee thereof shall have publicly reaffirmed the Company Recommendation within ten (10) Business Days after Parent’s written request for such reaffirmation (it being acknowledged and agreed that the Company Board shall only be obligated to make one reaffirmation with respect to any Competing Proposal and one reaffirmation with respect to any amendment thereto) or (iv) a tender offer or exchange offer relating to Company Common Stock shall have been commenced by a person unaffiliated with Parent and the Company shall not have sent to its shareholders pursuant to Rule 14e-2 under the Exchange Act, within ten (10) Business Days after such tender offer or exchange offer is first published, sent or given to the Company’s shareholders, a statement reaffirming the Company Recommendation and recommending that shareholders reject such tender or exchange offer;

(e) by the Company, if (i) Parent or Sub has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.03(a) or Section 6.03(b) would not be satisfied (or, in the case of any breach by Parent or Sub of any of its representations and warranties, as of the date of this Agreement, set forth in Section 4.02, the second sentence of Section 4.06(a), or Section 4.10, such breach was material); (ii) the Company shall have delivered to Parent written notice of such breach or failure to perform; and (iii) either such breach or failure to perform is not capable of cure or such breach or failure to perform is not cured prior to the earlier of (x) three (3) Business Days prior to the Outside Date and (y) thirty (30) days since the date of delivery of such written notice to Parent; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.01(e) if the Company has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.02(a) or Section 6.02(b) would not be satisfied;

(f) by the Company, if, concurrently with the termination of this Agreement, the Company enters into a definitive agreement with respect to a Superior Proposal; provided, that the right of the Company to terminate this Agreement pursuant to this Section 7.01(f) is conditioned on and subject to (i) the Company’s compliance (other than any de minimis non-compliance) with Section 5.03 (including Section 5.03(d)) and (ii) the prior or concurrent payment to Parent by the Company of the Company Termination Fee in accordance with Section 7.02(b); or

(g) by the Company, if (i) all of the conditions in Section 6.01 and Section 6.02 (other than those conditions that by their nature are to be satisfied by deliveries made at the Closing, provided that such conditions would be satisfied if such date were the Closing Date) have been satisfied or waived; (ii) the Company has notified Parent in writing after the end of the Marketing Period that all of the conditions in Section 6.03 are satisfied (other than those conditions that by their nature are to be satisfied by deliveries made at the Closing, provided that such conditions would be satisfied if such date were the Closing Date) or that it has waived any unsatisfied conditions in Section 6.03, and that the Company is ready, willing and able to consummate the Closing; (iii) Parent and Sub have failed to consummate the Closing by the earlier of the Outside Date and the third (3rd) Business Day after the later of (A) the delivery of the notice contemplated by clause (ii) and (B) the date by which the Closing is required to have occurred pursuant to Section 1.02; and (iv) throughout the three Business Days contemplated by clause (iii), the Company remains ready, willing and able to consummate the Closing.

Section 7.02 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and abandonment of the Merger by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Sub or the Company or their respective Subsidiaries, officers or directors, in either case, except (i) with respect to the provisions with respect to the Confidentiality Agreement in Section 5.05 (for the term of the Confidentiality Agreement), the last two sentences of Section 5.07(e), Section 5.12, Section 5.16(c), this Section 7.02 and Article VIII, (ii) the Guarantee, the Confidentiality Agreement and the Clean Team Confidentiality Agreement shall each continue in full force and effect in accordance with their respective terms; (iii) with respect to any liabilities or damages incurred or suffered by Parent as a result of the willful breach by the Company of any of its representations, warranties, covenants or agreements set forth in this Agreement, (iv) subject to Section 7.02(d), with respect to any liabilities or damages incurred or suffered by the Company as a result of the willful breach by Parent or Sub of any of its representations, warranties, covenants or agreements set forth in this Agreement, in an amount up to but not exceeding the Parent Termination Fee, solely if the Company terminates this Agreement pursuant to Section 7.01(b)(i) in circumstances under which Parent is not entitled to terminate this Agreement pursuant to Section 7.01(b)(i) and (v) with respect to any liabilities or damages incurred or suffered by a party as a result of actual common law fraud, in which case such party shall be entitled to all rights and remedies available at Law or in equity.

(b) The Company shall pay to Parent the Company Termination Fee if: (i) the Company terminates this Agreement pursuant to Section 7.01(f), (ii) Parent terminates this Agreement pursuant to Section 7.01(d) or (iii) (A) any person makes a Competing Proposal (substituting “50%” for each reference in the definition of “Competing Proposal” to “20%”) (a “Qualifying Transaction”) that was (1) publicly disclosed (whether or not withdrawn) or (2) bona fide and otherwise made known to the Company Board and not withdrawn, in each case, before the completion of the Company Shareholder Meeting (or prior to the termination of this Agreement if there has been no Company Shareholder Meeting) and thereafter this Agreement is terminated pursuant to Section 7.01(b)(i) (if the Company Shareholder Approval has not been obtained) or Section 7.01(b)(iii) and (B) within twelve (12) months of such termination the Company enters into a definitive agreement to consummate, or consummates, a Qualifying Transaction (whether or not such Qualifying Transaction was the same Qualifying Transaction referred to in clause (A)), and such Qualifying Transaction is subsequently consummated. Any fee due under this Section 7.02(b) shall be paid by wire transfer to an account or accounts specified in writing by Parent of same-day funds on the date of termination pursuant to clause (i) above, within two (2) Business Days after termination pursuant to clause (ii) above, or within two (2) Business Days after the consummation of such Qualifying Transaction in the case of termination pursuant to clause (iii) above.

(c) Parent shall pay to the Company the Parent Termination Fee if the Company terminates this Agreement pursuant to Section 7.01(e) or Section 7.01(g). Any fee due under this Section 7.02(c) shall be paid by wire transfer to the account specified in writing by the Company of same-day funds within two (2) Business Days after such termination.

(d) Each of the Company, Parent and Sub acknowledges that (i) the agreements contained in this Section 7.02 are an integral part of the Transactions and (ii) without these agreements, Parent, Sub and the Company would not enter into this Agreement. In no event shall the Company be required to pay to Parent more than one Company Termination Fee pursuant to Section 7.02(b). In no event shall Parent be required to pay to the Company (x) more than one Parent Termination Fee pursuant to Section 7.02(c) or (y) both the Parent Termination Fee and damages for willful breach. Except as provided in Section 7.02(a), in the event that Parent receives full payment of the Company Termination Fee pursuant to Section 7.02(b) under circumstances where a Company Termination Fee was payable, the receipt of the Company Termination Fee shall be the sole and exclusive monetary remedy for any and all losses, damages, claims, liabilities, judgments, inquiries, fines and fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred by Parent, Sub or any of their respective affiliates in connection with this Agreement (and the termination of this Agreement), the Merger and the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, other than any losses or damages incurred or suffered by Parent or Sub as a result of the Company’s willful breach. Except as provided in Section 7.02(a)(i), 7.02(a)(ii) or 7.02(a)(v) in the event that the Company receives full payment of the Parent Termination Fee pursuant to Section 7.02(c) under circumstances where a Parent Termination Fee was payable, the receipt of the Parent Termination Fee shall be the sole and exclusive monetary remedy for any and all losses, damages, claims, liabilities, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred by the Company or any of its controlled affiliates in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and the Company shall not have, and expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at Law (including at common law or by statute) or in equity). Each party acknowledges and agrees, on behalf of itself and its controlled affiliates, that the payment of the Parent Termination Fee is not a penalty but instead is liquidated damages in a reasonable amount that shall compensate the Company and its controlled affiliates in the circumstances in which the Parent Termination Fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. Notwithstanding any provision hereof to the contrary, (I) in no event shall the Company be entitled to seek or obtain from any recovery or judgment under this Agreement, the Equity Commitment Letter or the Guarantee in excess of (A) the Parent Termination Fee, plus (B) any unpaid indemnification or expense reimbursement obligations of Parent pursuant to Section 5.07(e) or Section 5.16(c), plus (C) the amount of all costs and expenses (including reasonable attorneys’ fees and expenses) paid or incurred by the Company in enforcing its rights under the Guarantee against the Guarantor, and (II) in no event shall the Company or any of its affiliates or holders of Company Common Stock be entitled to seek or obtain any other damages or other relief of any kind against (A) Parent, (B) Sub, (C) Guarantor, (D) the Debt Financing Sources or (E) any of their respective current or former shareholders, partners, members, affiliates, controlling persons, directors, officers, employees, agents or other representatives (each, a “Parent Related Party”), including consequential, special, indirect or punitive damages for, or with respect to, this Agreement or the Guarantee or the transactions contemplated hereby and thereby (including, any breach by Parent or Sub), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure except with respect to (x) with respect to clause (II), (1) the Company’s rights to recover liabilities or damages for willful breach by Parent or Sub as provided in Section 7.02(a)(iv) which shall be payable under the Guarantee (subject to the terms, conditions and limitations thereof) and (2) the Company’s rights against Guarantor under the Guarantee (subject to the terms, conditions and limitations thereof), (y) prior to the valid termination of this Agreement, the Company’s third-party beneficiary rights under the Equity Commitment Letter to specific performance, including by the Guarantor of its funding commitment thereunder (subject to the terms and conditions of and to the extent provided in the Equity Commitment Letter and this Agreement) and (z) the Company’s rights against Platinum Equity Advisors, LLC under the Confidentiality Agreement, the Clean Team Confidentiality Agreement or the Super Clean Team Agreement; provided, however, this Section 7.02(d) shall not limit the right of the parties hereto to specific performance of this Agreement pursuant to, and subject to the limitations in, Section 8.10 prior to the termination of this Agreement in accordance with its terms subject to the conditions and limitations thereof; provided, further, in no event will the Company be entitled to both (x) the payment of the Parent Termination Fee or damages for willful breach of Parent and Sub and (y) specific performance of this Agreement.

Section 7.03 Amendment. Subject to Section 5.09(e), this Agreement may be amended by the parties at any time before or after receipt of the Company Shareholder Approval; provided, however, that (i) after receipt of the Company Shareholder Approval, there shall be made no amendment that by Law requires further approval by the shareholders of the Company without the further approval of such shareholders and (ii) no amendment shall be made to this Agreement after the Effective Time. Except as required by Law, no amendment of this Agreement by the Company shall require the approval of the shareholders of the Company. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. Notwithstanding the foregoing, the sixth sentence of Section 7.02, Section 8.05, Section 8.06, the last sentence of Section 8.08(b), Section 8.08(c) and Section 8.11 and this sentence of this Section 7.03 may not be modified, waived or terminated in a manner that impacts or is adverse in any material respect to the Debt Financing Sources without the prior written consent of the Lenders (including, for the avoidance of doubt, any person that becomes a party to the Debt Commitment Letter after the date hereof).

Section 7.04 Waiver. At any time prior to the Effective Time, Parent and Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach or inaccuracy of the representations and warranties of the other contained in this Agreement or in any document delivered pursuant hereto and (c) waive compliance by the other with any of the covenants or conditions contained in this Agreement; provided, however, that (i) after receipt of the Company Shareholder Approval, there may not be any extension or waiver of this Agreement that by Law requires further approval by the shareholders of the Company without the approval of the Company’s shareholders and (ii) no waiver shall be made under this Agreement after the Effective Time. Except as required by Law, no extension or waiver by the Company shall require the approval of the shareholders of the Company. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE VIII.

GENERAL PROVISIONS

Section 8.01 Non-Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. Except for any covenant or agreement that by its terms contemplates performance, after the Effective Time, none of the covenants and agreements of the parties contained in this Agreement shall survive the Effective Time.

Section 8.02 Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered if delivered in person or when sent if sent by facsimile transmission or e-mail (provided that telephonic confirmation of facsimile or e-mail transmission is obtained, as applicable), (b) upon receipt by registered or certified mail or (c) on the next Business Day if transmitted by national overnight courier, in each case as follows (or at such other address for a party as shall be specified by like notice):

If to Parent or Sub:

W/S Packaging Holdings, Inc.

c/o Platinum Equity, LLC

1 Greenwich Office Park

North Building, Floor 2

Greenwich, CT 06831

Telephone: (203) 930-2010

Fax: (203) 542-9291

Attention: Jason Price

Email: jprice@platinumequity.com

and

c/o Platinum Equity, LLC

360 North Crescent Drive, South Building

Beverly Hills, CA 90210 Fax: (310) 712-1863

Attention: Kris Agarwal

Email: kagarwal@platinumequity.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

555 Eleventh Street NW, Suite 1000

Washington, DC 20004

Telephone: (202) 637-2200

Fax: (202) 637-2201

Attention: David I. Brown and Marc A. Granger

Email: david.brown@lw.com and marc.granger@lw.com

If to the Company:

Multi-Color Corporation

4053 Clough Woods Dr.

Batavia, OH 45103

Attention: Sharon Birkett, Vice President, Chief Financial Officer

Telephone: (513) 345-5311

Fax: (513) 345-1102

with copies to (which shall not constitute notice):

Sidley Austin LLP

One South Dearborn Street

Chicago, IL 60603

Telephone: (312) 853-7000

Fax: (312) 853-7036

Attention: Gary D. Gerstman and Beth E. Berg

Email: ggerstman@sidley.com and bberg@sidley.com

Section 8.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible. Notwithstanding the foregoing, the parties intend that the remedies and limitations thereon contained in this Agreement, including Section 7.02 and Section 8.10, shall be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party’s liability or obligations hereunder or under the Equity Commitment Letter or the Guarantee or any Debt Commitment Letter.

Section 8.04 Entire Agreement. This Agreement (together with the Annexes, Exhibits, Company Disclosure Letter, Parent Disclosure Letter and the other documents delivered pursuant hereto), the Guarantee, the Clean Team Confidentiality Agreement and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter of this Agreement.

Section 8.05 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or transferred, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties; provided, however, that Parent and Sub may without the consent of the other party (a) assign their rights under this Agreement, in whole or in part, to an affiliate, (b) collaterally assign their rights under this Agreement to any of the Debt Financing Sources or any agent or collateral trustee for the Debt Financing Sources or (c) assign their rights under this Agreement in connection with any sale or transfer of equity securities of, or any merger, consolidation, change of control or other business combination involving, Parent, Sub or any of their Subsidiaries, but in the case of clause (a), (b), and (c) no such assignment will relieve Parent or Sub of their obligations under this Agreement. Any assignment or transfer in violation of the preceding sentence shall be void. Subject to the preceding sentences, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

Section 8.06 Parties in Interest. Except for (a) Article II, which, after the Closing, shall be for the benefit of any person entitled to payment thereunder, (b) Section 5.09, which, after the Closing, shall be for the benefit of each Indemnified Party, such Indemnified Party’s heirs, executors or administrators and each Indemnified Party’s representatives, (c) Section 7.02(d), Section 7.03, Section 8.05, this Section 8.06, Section 8.08 and Section 8.11, which shall be for the benefit of the Parent Related Parties, and (d) Section 5.05, which shall be for the benefit of the affiliates of Guarantor that are party to the Confidentiality Agreement, each of whom identified in clauses (a) through (d), shall be an express third-party beneficiary of the identified Section of this Agreement, Parent, Sub and the Company hereby agree that their respective representations, warranties, agreements and covenants set forth in this Agreement are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth in this Agreement; provided, that the persons named in clause (a) through (d) of this sentence shall be entitled to enforce their rights under this Agreement. The parties hereto further agree that the rights of third-party beneficiaries under clauses (a) through (d) of the preceding sentence shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties may be subject to waiver by the parties hereto in accordance with Section 7.04 without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding the foregoing, the Debt Financing Sources shall be third-party beneficiaries of the sixth sentence of Section 7.02, Section 8.05, the last sentence of Section 8.08(b), Section 8.08(c), Section 8.11, the last sentence of Section 7.03 and this sentence of this Section 8.06.

Section 8.07 Mutual Drafting; Interpretation; Headings. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties hereto. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: (a) the singular number shall include the plural, and vice versa; (b) the masculine gender shall include the feminine and neuter genders; (c) the feminine gender shall include the masculine and neuter genders; and (d) the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and words of similar meaning, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Annexes” and “Exhibits” are intended to refer to Sections of this Agreement and the Annexes and Exhibits to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. The term “or” shall not be deemed to be exclusive. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. In this Agreement, references to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.” The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Notwithstanding anything in this Agreement to the contrary, the parties hereto agree that the Financing is the responsibility of Parent and Sub and not the Company or any Company Subsidiary and that (i) the Company makes no representations or warranties relating to the Financing (including whether the Company has authorized the Financing or whether any of the transactions contemplated by the Financing conflict with or violate any obligation of the Company or any Company Subsidiary or Contract to which the Company or any Company Subsidiary is a party), (ii) except for Section 5.07(e), none of the covenants of the Company in this Agreement require the Company to take any action relating to the Financing and (iii) for purposes of the representations and warranties and covenants and obligations of the Company hereunder, the Transactions shall not include the Financing. When a reference is made in this Agreement or the Company Disclosure Letter to information or documents being provided, made available or disclosed to Parent, Sub or their affiliates, such information or documents shall include only information or documents (x) contained in the Data Room, but only to the extent such information or documents were accessible, and identified in the Data Room index, to Parent as of 6:00 p.m. Eastern Time on February 23, 2019 or (y) described in the last sentence of Section 3.18(a); provided, however, that with respect to Section 3.25, “made available” shall include documents transmitted to Parent’s counsel by electronic mail on the date of this Agreement.

Section 8.08 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to the principles of conflicts of Law thereof except to the extent the laws of Ohio are mandatorily applicable to the Merger, which provisions shall be governed by, and construed in accordance with, the Laws of the State of Ohio.

(b) Each of the parties irrevocably agrees that any Proceeding arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Proceeding arising out of or relating to this Agreement or the Transactions. Each of the parties agrees not to commence any Proceeding relating to this Agreement or the Transactions except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described in this Agreement. Each of the parties agrees that notice as provided in this Agreement pursuant to Section 8.02(b) shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding arising out of or relating to this Agreement or the Transactions, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described in this Agreement for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Proceeding in any such court is brought in an inconvenient forum, (B) the venue of such Proceeding is improper or (C) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts. Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, against the Debt Financing Sources in any way relating to this Agreement or the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than (except as may be expressly permitted in any Debt Commitment Letter) the Supreme Court of the State of New York, County of New York or the United States District Court for the Southern District of New York (and in each case appellate courts thereof).

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING AS IT MAY RELATE TO THE DEBT FINANCING SOURCES OR THE DEBT COMMITMENT LETTER). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER, (III) IT MAKES THE FOREGOING WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.08(c).

Section 8.09 Counterparts. This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 8.10 Specific Performance.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages would not be an adequate remedy therefor. Accordingly, the parties acknowledge and agree that, subject to the limitations set forth in Section 8.10(c), at any time prior to the termination of this Agreement pursuant to Article VII, the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity (except as set forth in this Agreement).

(b) Each of the parties agrees that (i) the seeking of remedies pursuant to this Section 8.10 shall not in any way constitute a waiver by any party seeking such remedies of its right to seek any other form of relief that may be available to it under this Agreement, including under Section 7.02, in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 8.10 are not available or otherwise are not granted, (ii) nothing set forth in this Agreement shall require a party to institute any Proceeding for (or limit a party’s right to institute any Proceeding for) specific performance under this Section 8.10 prior, or as a condition, to exercising any termination right under Article VII (and pursuing damages after such termination), nor shall the commencement of any Proceeding seeking remedies pursuant to this Section 8.10 restrict or limit a party’s right to terminate this Agreement in accordance with the terms of Article VII or pursue any other remedies under this Agreement that may be available then or thereafter; provided, that in no event will a party be entitled to both (x) the payment of the Parent Termination Fee or the Company Termination Fee, as applicable, and (y) specific performance of the other party’s obligations to consummate the Merger or (in the case of obligations of Parent or Sub) obtain the Equity Financing, and (iii) no party shall require the other to post any bond or other security as a condition to institute any Proceeding for specific performance under this Section 8.10.

(c) Notwithstanding anything to the contrary set forth in this Agreement, the parties specifically acknowledge and agree that the Company shall not be entitled to any injunction, specific performance or other equitable relief or remedy to enforce the obligation of Parent or Sub to cause the Equity Financing to be funded or to cause Parent and Sub to consummate the Merger and the other Transactions, including to effect the Closing in accordance with Section 1.02, unless and until (i) all conditions in Section 6.01 and Section 6.02 have been and continue to be satisfied (other than those conditions that by their terms are to be satisfied by deliveries made at the Closing, provided that such conditions would be so satisfied on such date if it were the Closing Date), (ii) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, (iii) the Company has irrevocably notified Parent in writing that if specific performance is granted and the Equity and Debt Financing are funded, then it would take such actions that are required of it by this Agreement to cause the Closing to occur and (iv) Parent and Sub fail to complete the Closing on the date by which the Closing is required to have occurred pursuant to Section 1.02.

Section 8.11 Non-Recourse. Except to the extent otherwise set forth in any Guarantee, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against, the persons who are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such person. None of the Debt Financing Sources shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Equity Commitment Letter, the Debt Commitment Letter or, in each case, the performance thereof; provided that in no event shall the foregoing relieve the Debt Financing Sources from any obligations to Parent or Sub (and following the Closing Date, the Company and the Company Subsidiaries) arising under the Debt Commitment Letter or the Definitive Debt Financing Agreements.

* * * * * * * *

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

W/S PACKAGING HOLDINGS, INC.

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: Vice President and Treasurer

MONARCH MERGER CORPORATION

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: President and Treasurer

MULTI-COLOR CORPORATION

By:	/s/ Shannon E. Birkett
Name: Shannon E. Birkett
Title: Vice President, Chief Financial Officer and Secretary

Agreement and Plan of Merger

Annex I

“2022 Notes” means the Company’s 6.125% Senior Notes due 2022 issued pursuant to the 2022 Notes Indenture.

“2022 Notes Indenture” means the indenture dated November 21, 2014, among the Company, U.S. Bank, National Association and the other parties thereto.

“2025 Notes” means the Company’s 4.875% Senior Notes due 2025 issued pursuant to the 2025 Notes Indenture.

“2025 Notes Indenture” means the indenture dated October 4, 2017, among the Company, U.S. Bank, National Association and the other parties thereto.

“Acceptable Confidentiality Agreement” means a confidentiality agreement entered into by the Company from and after the date hereof that contains terms no less favorable to the Company in any material respect than those contained in the Confidentiality Agreement; provided, however, that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of Section 5.03 and such confidentiality agreement need not include a standstill or similar provision.

“affiliate” means, with respect to any person, any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, the first-mentioned person.

“Aggregate Common Stock Consideration” means the product of the Merger Consideration and the number of Shares (including any Shares of Restricted Stock) issued and outstanding immediately prior to the Effective Time (other than Excluded Shares).

“Aggregate Merger Consideration” means the sum of the Aggregate Common Stock Consideration, the aggregate Option Payments and the aggregate Stock Unit Payments.

“Antitrust Division” means the Antitrust Division of the Department of Justice.

“Business Day” means any day, other than a Saturday or Sunday or a day on which banks are required or authorized by Law to close in New York, New York or any other day on which Fedwire Services or SWIFT are not operating.

“Clean Team Confidentiality Agreement” means the Clean Team Confidentiality Agreement, dated as of January 24, 2019, between the Company and Platinum Equity Advisors, LLC.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Material Adverse Effect” means any change, circumstance, occurrence, event or effect (each an “Effect”) that, individually or in the aggregate together with all other Effects, has had or would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that none of the following, and no Effect arising out of or resulting from the following shall constitute or be taken into account in determining whether there has been, a “Company Material Adverse Effect”: (a) the entry into or the announcement or pendency of this Agreement or the Transactions or the performance of (or compliance with) this Agreement (other than Section 5.01) or the consummation of the Transactions, in each case, including (i) by reason of the identity of, or any facts or circumstances relating to, Parent, Sub or any of their respective affiliates, (ii) by reason of any communication by Parent or any of its affiliates regarding the plans or intentions of Parent with respect to the conduct of the business of the Company and the Company Subsidiaries following the Effective Time and, (iii) the impact of any of the foregoing on (A) any relationships with customers, suppliers, vendors, business partners, employees or regulators (including the failure of any customer to provide any consent in connection with the Transactions) or (B) any labor strike, slowdown, lockout or stoppage pending or threatened affecting the business of the Company and the Company Subsidiaries or any Company Employee; provided that the exceptions in this clause (a) shall not be deemed to apply to references of “Company Material Adverse Effect” in the representations and warranties set forth in Section 3.04 and Section 3.15; (b) any Effect generally affecting the economy or the financial, credit or securities markets in the United States or elsewhere in the world (including interest rates and exchange rates) or any Effect affecting any business or industries in which the Company or any of the Company Subsidiaries operates; (c) the suspension of trading in securities generally on the Nasdaq; (d) any development or change in applicable Law, GAAP or accounting standards or the interpretation of any of the foregoing; (e) any action taken by the Company or any of the Company Subsidiaries that is expressly required by this Agreement (other than Section 5.01) or with (and in accordance with) Parent’s written consent or at (and in accordance with) Parent’s express written request or the failure by the Company or any of the Company Subsidiaries to take any action that is prohibited by this Agreement (including under Section 5.01) to the extent that Parent fails to promptly provide its consent to such action after receipt of a written request therefor, provided that, in the case of such consent or failure to consent, the Company has disclosed to Parent all material and relevant facts and information known to the Company; (f) the commencement, occurrence, continuation or escalation of any armed hostilities or acts of war (whether or not declared) or terrorism; (g) any actions or claims made or brought by any of the current or former shareholders of the Company (or on their behalf or on behalf of the Company, but in any event only in their capacities as current or former shareholders) arising out of this Agreement or any of the Transactions; (h) the existence, occurrence or continuation of any weather-related or force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity; or (i) any changes in the market price or trading volume of the Shares, any changes in the ratings or the ratings outlook for the Company or any of the Company Subsidiaries by any applicable rating agency, any changes in any analyst’s recommendations or ratings with respect to the Company or any of the Company Subsidiaries or any failure of the Company to meet any internal or public projections, budgets, guidance, forecasts or estimates of revenues, earnings or other financial results for any period ending on or after the date of this Agreement (it being understood that the exceptions in this clause (i) shall not prevent or otherwise affect the underlying cause of any such change or failure referred to therein (to the extent not otherwise falling within any of the exceptions provided by clauses (a) through (h)) from being taken into account in determining whether a Company Material Adverse Effect has occurred); provided, that this clause (i) shall not be construed as implying that the Company is making any representation or warranty with respect to any internal or public projections, budgets, guidance, forecasts or estimates of revenues, earnings or other financial results for any period); provided, that with respect to clauses (b), (d), (f) and (h), such Effects shall be taken into account to the extent they disproportionately adversely affect the Company and the Company Subsidiaries, taken as a whole, compared to other companies operating primarily in the same industries in which the Company and the Company Subsidiaries operate.

“Company Recommendation” means the recommendation of the Company Board that the shareholders of the Company vote in favor of Company Shareholder Approval.

“Company Representatives” means the Company’s controlled affiliates and the Company’s and such affiliates’ directors, officers, employees, investment bankers, financial advisors, counsel, accountants or other similar advisors or representatives.

“Company Software” refers to Software owned or purported to be owned by the Company or any of the Company Subsidiaries.

“Company Stock Plans” means the Multi-Color Corporation Amended and Restated 2012 Stock Incentive Plan and the Multi-Color Corporation 2003 Stock Incentive Plan, as amended.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Company Termination Fee” means an amount in cash equal to $36,200,000.

“Competing Proposal” means, other than the Transactions, any proposal or offer from any person (other than Parent, Sub or any of their respective affiliates) or group (as defined in Section 13(d) of the Exchange Act) relating to one or a series of transactions that, if consummated, would result in: (a) the direct or indirect acquisition or purchase (whether by merger, consolidation, equity investment, joint venture, recapitalization, reorganization, tender offer, exchange offer or otherwise) by any person or group of persons of an interest in assets representing more than twenty percent (20%) of the consolidated assets of the Company and the Company Subsidiaries (measured by either book value or fair market value), taken as a whole, or (b) the acquisition in any manner, directly or indirectly, by any person or group of persons of more than twenty percent (20%) of the issued and outstanding Shares in the Company.

“Compliant” means, with respect to information delivered as Required Information, that (i) such information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such information not misleading in light of the circumstances in which it is made, (ii) such information complies with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of debt securities on Form S-1, except to the extent such requirements are specifically excluded pursuant to the exclusions set forth in the definition of Required Information (other than such provisions for which compliance is not customary in a Rule 144A offering of debt securities), and (iii) the financial statements and other financial information included in such information are of a date and are otherwise sufficient, in each case, to permit the Company’s independent accountants to issue customary “comfort” letters with respect to such financial statements and financial information to the Debt Financing Sources providing the portion of the Financing consisting of debt securities (including customary “negative assurance” comfort) in order to consummate any offering of non-convertible debt securities under Rule 144A.

“Confidentiality Agreement” means the letter regarding confidentiality between the Company and Platinum Equity Advisors, LLC, dated December 5, 2018.

“Constantia Financial Statements” means the financial statements of the Labels division of Constantia Flexibles Group GmbH filed by the Company with the SEC on Form 8-K/A on November 7, 2017 (as further amended on November 8, 2017).

“Contract” means any written or oral agreement, contract, lease (whether for real or personal property), power of attorney, note, bond, mortgage, indenture, deed of trust, loan, evidence of indebtedness, letter of credit, settlement agreement, franchise agreement, covenant not to compete, employment agreement, license or other legal commitment to which a person is a party or to which the properties or assets of such person are subject.

“Copyrights” means (i) United States and non-United States copyrights and mask works (as defined in 17 U.S.C. §901) and registrations and pending applications to register the same and (ii) works of authorship (including computer programs and other Software, firmware, microcode, and implementations, whether in object code or source code), moral rights and waivers and consents not to enforce such moral rights, databases, mask works and Software and related documentation.

“Data Protection Laws” means all applicable laws, regulations, guidelines and codes of practice relating data protection, information security, cybercrime, use of electronic data and privacy matters including Regulation 2016/679 of the European Parliament and the Council.

“Debt Financing Sources” means the Persons that have committed to provide or have otherwise entered into agreements to provide the Debt Financing, including the Lenders referred to in this Agreement, and any joinder agreements or any Definitive Debt Financing Agreements, and any arrangers or administrative agents in connection with the Debt Financing, together with their current and future affiliates and their and such affiliates’, officers, directors, employees, attorneys, partners (general or limited), controlling parties, advisors, members, managers, accountants, consultants, agents, representatives and funding sources of each of the foregoing, and their successors and assigns.

“Environmental Law” means any Law relating to (a) pollution or protection of the environment, (b) the health and safety of individuals to the extent relating to exposure to Hazardous Substances, or (c) the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, in each case in effect as of the Effective Time.

“Environmental Permit” means any Permit, approval, license or other authorization required by or of a Governmental Entity under any applicable Environmental Law.

I - 5

“Equity Interest” of any person means any (a) capital stock, membership, joint venture or partnership interest or other equity or voting interest of or in such person; (b) securities directly or indirectly convertible into or exchangeable for any of the interests described in clause (a); (c) options, warrants or other rights to purchase or subscribe for any of the interests described in clause (a) or securities convertible into, exercisable for or exchangeable for any of the interests described in clause (a); or (d) Contracts of any kind relating to the issuance of interests described in clause (a).

“ERISA Affiliate” means any entity that, together with another entity, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Shares” means Shares to be cancelled in accordance with Section 2.01(a)(ii) and Dissenting Shares.

“Existing Agent” means Bank of America, N.A.

“FTC” means the Federal Trade Commission.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means any national, multinational, supranational, federal, state, county, municipal or local (in each case, whether domestic or foreign) government, or other governmental or regulatory, judicial or administrative body or any department or other subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, banking, taxing or administrative functions of or pertaining to government, any stock exchange, interdealer quotation system or other self-regulatory authority, and any arbitrator or arbitration panel.

“Governmental Official” means any officer or employee of a Governmental Entity or any department, agency or instrumentality thereof, including state-owned and partially state-owned entities, or of a public organization or any person acting in an official capacity for or on behalf of any such Governmental Entity, department, agency or instrumentality or on behalf of any such public organization.

“Hazardous Substances” means (a) petroleum, petroleum products, friable asbestos, radioactive materials or polychlorinated biphenyls and (b) any chemical, material or substance regulated as toxic or as a pollutant, contaminant or waste under, or for which liability is or may be imposed by, any Governmental Entity.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means (a) any obligation or liability of the Company or any of the Company Subsidiaries (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements and all other amounts payable in connection therewith): (i) for borrowed money; (ii) evidenced by bonds, notes, debentures, letters of credit or similar instruments; (iii) under capitalized leases as defined pursuant to GAAP; (iv) under any installment sale contract or similar obligation given in connection with the acquisition of any property or assets, including securities; (v) for the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business; or (vi) in respect of interest rate and currency obligation swaps, hedges or similar arrangements; and (b) obligations of the Company or any of the Company Subsidiaries to guarantee any of the foregoing types of payment obligations on behalf of any person other than the Company or any of the Company Subsidiaries.

“Insurance Policies” means all material insurance policies and arrangements held by or for the benefit of the Company, any Company Subsidiary or the business, assets or properties owned, leased or operated by the Company or any Company Subsidiary.

“Intellectual Property Rights” means Patents, Trademarks, Copyrights, Trade Secrets and all other intellectual property rights and forms of protection of a similar or analogous nature or having similar effect in any jurisdiction throughout the world, now existing and related to the foregoing, including the right to pursue (including by bringing suit) any past, current and future violations, infringements or misappropriations thereof.

“Intervening Event” means any change, event or development or change in circumstances that is material to the Company and the Company Subsidiaries, taken as a whole and (a) was not known to or reasonably foreseeable by the Company Board (or, if known, the material consequences of which were not known to or reasonably foreseeable by the Company Board) as of the date of this Agreement, (b) becomes known or the material consequences of which become known to the Company Board after the date of this Agreement prior to obtaining the Company Shareholder Approval and (c) does not relate to any Competing Proposal; provided, however, that in no event shall (x) any change in the market price or trading volume of the Shares (or the fact that the Company meets or exceeds any internal or public projections, forecasts or estimates of the Company’s revenue, earnings or other financial performance or results of operations for any period) or (y) any change in Law or GAAP constitute an Intervening Event.

“knowledge” means, (a) with respect to the Company, the actual (but not constructive or imputed) knowledge of the individuals listed in Section 1.01 of the Company Disclosure Letter, and (b) with respect to Parent, the actual knowledge (but not constructive or imputed) knowledge, of the individuals listed in Section 1.01 of the disclosure letter that has been delivered by Parent to the Company prior to the execution of this Agreement.

“Law” means any federal, state, local, foreign or other law (including common law), statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree, in each case, of any Governmental Entity.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, restriction, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law.

“Marketing Period” means the first period of 15 consecutive Business Days after the date hereof and throughout and on the last day of which (a) Parent shall have the Required Information, and such Required Information is and remains Compliant and (b) the conditions set forth in Section 6.01 and Section 6.02 (other than those conditions that by their nature are to be satisfied by deliveries made at the Closing) shall be satisfied or waived and nothing has occurred and no condition exists that would cause any of such conditions to fail to be satisfied or waived assuming the Closing were to be scheduled for any time during such period; provided, that (i) the Marketing Period shall not commence or be deemed to have commenced if, after the date hereof and prior to the completion of such 15 consecutive Business Day period, (x) the Required Information ceases to be Compliant for any reason or otherwise does not include the “Required Information” as defined, in which case the Marketing Period will not be deemed to commence until, at the earliest, Parent has received all of the Required Information and such Required Information is and remains Compliant throughout the Marketing Period, (y) the Company’s independent auditor shall have withdrawn its audit opinion with respect to any financial statements forming part of the Required Information for which they have provided an opinion, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to the financial statements of the Company for the applicable periods by the Company’s independent auditor or another “Big 4” accounting firm or such other independent public accounting firm reasonably acceptable to Parent, or (z) the Company has been informed by the Company’s independent auditors that the Company is required to restate, or the Company shall have announced any intention to restate any financial statements included in the Required Information or that any such restatement is under consideration, in which case the Marketing Period will not be deemed to commence unless and until, at the earliest, such restatement has been completed and the relevant Required Information has been amended or the Company has announced that it has concluded that no restatement is required in accordance with GAAP; (ii) the Marketing Period shall not commence prior to the date that the Company delivers the audited consolidated financial statements of the Company and its Subsidiaries as of and for the fiscal year ended March 31, 2019; (iii) the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is otherwise funded, taking into account, for the purposes of this clause (iii) only, any amounts (if any) of the Debt Financing funded into escrow and (iv) if the requirements set forth in clause (a) above and clause (b) above have been met (except, with respect to clause (b) above, solely with respect to the Specified Antitrust Conditions), then subject to clause (i) and (ii) of this proviso, the Marketing Period shall commence no later than July 19, 2019; provided, further, that July 4, 2019 and July 5, 2019 shall not count as Business Days for such period. If clause (b) above has as of such date been satisfied and the Company in good faith reasonably believes that it has delivered the Required Information, it may deliver to Parent written notice to that effect (stating the date on which it believes it completed any such delivery), in which case the receipt of the Required Information shall be deemed to have occurred and (subject to the continuing applicability of clauses (a) and (b) above and clauses (i) and (ii) of the proviso above) the 15 consecutive Business Day period described above shall be deemed to have commenced on the date of receipt of such notice, unless Parent determines in good faith that the Company has not completed delivery of the Required Information and, within four Business Days after its receipt of such notice from the Company, Parent delivers a written notice to the Company to that effect (stating with reasonable specificity which information is required to complete the delivery of the Required Information).

“Nasdaq” means the Nasdaq Global Select Market.

“Open Source Software” means Software which is licensed pursuant to any license that (a) meets the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation) or is a “copyleft” license or (b) requires or that conditions any rights granted in such license upon: (i) the disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form); (ii) a requirement that any disclosure, distribution or licensing of any other software (other than such item of Software in its unmodified form) be at no charge; (iii) a requirement that any other licensee of the Software be permitted to modify, make derivative works of, or reverse-engineer any such other Software.

“Other Existing Credit Facilities” means the credit agreements described under the heading “Other Existing Credit Facilities” in Section 3.18(b)(ii) of the Company Disclosure Letter.

“Parent Credit Agreement” means that certain Revolving Credit Agreement, dated as of February 5, 2018, by and among WS Labels Acquisition Corporation, Parent and the Subsidiaries of Parent party thereto as borrowers and Bank of America, N.A., as administrative agent and collateral agent.

“Parent Indenture” means that certain Indenture, dated as of April 5, 2018, by and among Parent, the other guarantors from time to time party thereto, Wilmington Trust, National Association, as trustee and notes collateral agent, pursuant to which Parent issued $260.0 million aggregate principal amount of 9.000% Senior Secured Notes due 2023.

“Parent Termination Fee” means an amount in cash equal to $103,300,000.

“Patents” means United States and non-United States patents, provisional patent applications, patent applications, continuations, continuations-in-part, divisions, reissues, patent disclosures, invention certificates, industrial designs and invention disclosure forms.

“Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP on the most recent balance sheet included in the Company Financial Statements, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or that arise by operation of Law in the ordinary course of business and not yet due or delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the most recent balance sheet included in the Company Financial Statements, (c) Liens securing Indebtedness or liabilities, in each case, that are reflected in accordance with GAAP on the most recent balance sheet included in the Company SEC Documents filed on or prior to the date that is one (1) Business Day prior to the date of this Agreement or that the Company or any Company Subsidiary is permitted to incur thereafter under Section 5.01, (d) with respect to Real Property, (i) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record that would be disclosed by an accurate survey or a personal inspection of the property (other than such matters that, individually or in the aggregate, materially impair the current use, occupancy or value of the subject real property to which they relate, (ii) title to any portion of the premises lying within the right of way or boundary of any public road or private road, and (iii) Liens imposed or promulgated by zoning, building or other land use Law with respect to real property and improvements, including building codes and zoning regulations, that are being currently complied with in all material respects by the use and operation of the business of the Company and Company Subsidiaries, (e) Liens that affect the underlying fee interest of any Leased Real Property, (f) with respect to Intellectual Property Rights, non-exclusive licenses and (g) such other Liens that, individually and in the aggregate, would not reasonably be expected to impair in any material respect the use, occupancy (if applicable) or value of the applicable asset.

“person” means an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Entity or other entity (including any person as defined in Section 13(d)(3) of the Exchange Act).

“Personal Data” means any information (i) relating to an identified or identifiable natural person (where an “identifiable person” is one who can be identified, directly or indirectly, in particular by reference to an identification number or to one or more factors specific to his physical, physiological, mental, economic, cultural or social identity, including unique device or browser identifiers, names, addresses, telephone numbers, email addresses, social security numbers and account information) or (ii) information that is otherwise regulated or protected by one or more Data Protection Laws.

“Registered IP” shall mean all Intellectual Property Rights that are registered, issued, pending, filed or applied for under the authority of any Governmental Entity or domain name registrar.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of any Hazardous Substances into the environment.

“Required Information” means (i) (A) the audited consolidated balance sheets of the Company and its Subsidiaries as of March 31, 2018 and March 31, 2019 and the related audited consolidated statements of income, comprehensive income (loss), stockholders’ equity and cash flows of the Company and its Subsidiaries for the fiscal years ended March 31, 2017, March 31, 2018 and March 31, 2019, (B) the unaudited consolidated balance sheets of the Company and its Subsidiaries as of each fiscal quarter (other than the fourth fiscal quarter) ending after the date of the most recent balance sheet delivered pursuant to clause (A) or this clause (B) and within 134 days of such most recent balance sheet (the date of the end of the last such applicable fiscal quarter, the “Company Financial Statements Date”), and the related unaudited condensed consolidated statements of income, comprehensive income (loss), stockholders’ equity and cash flows of the Company for the portion of the fiscal year then ended (which shall have been reviewed by the Company’s independent accountants as provided in the procedures specified by the Public Company Accounting Oversight Board in AS Section 4105, Interim Financial Information) and (C) the Constantia Financial Statements, (ii) all other financial data and other customary financial and other pertinent information regarding the Company and the Company Subsidiaries of the type required by Regulation S-X and Regulation S-K under the Securities Act for a registered public offering of debt securities on Form S-1, to the extent the same is of the type and nature contained in the Offering Memorandum dated September 20, 2017 related to the Company’s 4.875% Senior Notes due 2025 (other than as otherwise described below), or as otherwise required by numbered paragraph 11 of Annex VI to the Debt Commitment Letter and (iii) sales, EBITDA, total assets and total liabilities for (and as of the end of) the most recently completed last 12-month period for which financial statements are included in the Required Information with respect to Company Subsidiaries that are guarantors and those that are non-guarantors under the Debt Financing (provided that unless Parent shall have identified such guarantor and non-guarantor entities to the Company on or prior to March 31, 2019, then the Company shall be entitled to treat only those Company Subsidiaries that are guarantors of the 2022 Notes as entities that will be guarantors under the Debt Financing); provided, that in no event will the Required Information include (a) any information customarily provided by an investment bank or “initial purchaser” in the preparation of an offering memorandum, including the description of notes and the plan of distribution, risk factors specifically relating to all or any component of the financing, any pro forma financial statements or any information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments necessary or desired to be incorporated into any information used in connection with the Debt Financing; (b) any financial statements and information required by Rules 3-03(e), 3-05 (other than the Constantia Financial Statements), 3-09, 3-10 (other than such information required pursuant to clause (iii) above) and 3-16 of Regulation S-X, the Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K or the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, financial statements or other financial data (including selected financial data) for any fiscal period earlier than the fiscal year ended March 31, 2016 (other than the Constantia Financial Statements) or other information or financial data customarily excluded from a Rule 144A offering memorandum; (c) (I) any financial information (other than the financial statements and other information specifically set forth above) concerning the Company and the Company Subsidiaries that is not reasonably available to the Company under its current reporting systems or (II) information to the extent that the provision thereof would violate any Law, or any obligation of confidentiality binding upon, or waive any privilege that may be asserted by, the Company and the Company Subsidiaries unless any such information referred to in clause (I) or (II) above would be required to ensure that the Required Information would not contain any untrue statement of a material fact or omit a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; or (d) except as set forth in clause (iii) above, any financial information with respect to the Company or any one or more of the Company Subsidiaries on a non-consolidated basis.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Senior Credit Facility” means that certain Credit Agreement dated as of October 31, 2017, by and among the Company and certain subsidiaries of the Company party thereto, as borrowers, the lenders from time to time party thereto, and the Existing Agent, as the same may be amended and in effect immediately prior to the Closing Date.

“Senior Notes” means the 2022 Notes and the 2025 Notes.

“Senior Notes Indentures” means the 2022 Notes Indenture and the 2025 Notes Indenture.

“Software” means computer software programs in both source code and object code format, including databases, data files, application programming interfaces, user interfaces and documentation relating thereto.

“Solvent” when used with respect to any person, means that, as of any date of determination, (a) the “present fair saleable value” of such person’s total assets exceeds the value of such person’s total “liabilities, including a reasonable estimate of the amount of all contingent and other liabilities,” as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, (b) such person will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or intends to engage and (c) such person will be able to pay all of its liabilities (including contingent liabilities) as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged” and “able to pay all of its liabilities (including contingent liabilities) as they mature” mean that such person will be able to generate enough cash from operations, asset dispositions, existing financing or refinancing, or a combination thereof, to meet its obligations as they become due.

“Specified Antitrust Conditions” means the conditions set forth in Section 6.01(b) solely with respect to the jurisdictions set forth in Section 1.01(b) of the Company Disclosure Letter; provided, however, for the avoidance of doubt, the “Specified Antitrust Conditions” shall not include the conditions set forth in Section 6.01(c) with respect to any jurisdiction set forth in Section 1.01(b) of the Company Disclosure Letter.

“Subsidiary” of any person means another person, of which at least fifty percent (50%) of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is owned or controlled directly or indirectly by such first person or by one or more of its Subsidiaries.

“Super Clean Team Confidentiality Agreement” means the Clean Team Confidentiality Agreement, dated as of February 16, 2019, by and among the Company, Platinum Equity Advisors, LLC and PricewaterhouseCoopers LLP.

“Superior Proposal” means a bona fide written Competing Proposal (with all percentages in the definition of Competing Proposal increased to fifty percent (50%)) made by any person on terms that the Company Board (or any committee thereof) determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, and considering all such factors as the Company Board (or any committee thereof) considers to be appropriate (including all financial considerations, the identity of the person making such Competing Proposal, the conditionality and the timing and likelihood of consummation of such proposal), that, if consummated, would result in a transaction that is more favorable to the Company and its shareholders than the Transactions (including taking into account any applicable Company Termination Fee and any changes to the terms of this Agreement offered by Parent in a binding irrevocable written offer to the Company pursuant to Section 5.03(d)(iii)).

“Tax” and “Taxes” means any federal, state, local or foreign taxes, levies, imposts, assessments, duties, customs, fees, impositions or other similar governmental charges, including net income, gross income, gross receipts, estimated, windfall profit, capital stock, severance, property, ad valorem, production, sales, use, value added, license, excise, stamp, transfer, registration, excise, franchise, business occupation, employment, payroll, withholding, social security, alternative or add-on minimum, environmental or any other tax, together with any interest, penalty or addition to tax imposed by any Governmental Entity, whether disputed or not.

“Tax Return” means any return, report or similar statement filed or required to be filed with respect to any Tax including any information return, claim for refund, amended return or declaration of estimated Tax (including any schedule or attachment thereto).

“Trade Secrets” means trade secrets and confidential ideas, know-how, concepts, methods, processes, formulae, technology, algorithms, designs, models, reports, data, customer lists, supplier lists, mailing lists, business plans, unpatented inventions, and other proprietary information, all of which derive value, monetary or otherwise, from being maintained in confidence.

“Trademarks” means United States, state and non-United States trademarks, service marks, trade names, trade dress, designs, logos, slogans, brand names, corporate names, internet domain names, product names, social media identifiers and accounts and registrations and any intent-to-use or similar pending reservations or applications to register the foregoing, and all of the goodwill associated with the foregoing.

“Transfer Taxes” means all sales, use, value added, documentary, stamp duty, registration, transfer, conveyance, excise, recording, license and other similar taxes and fees, including any interest, penalties, additions to tax or additional amounts in respect of the foregoing.

Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Antitrust Laws	Section 3.04(b)
Anti-Corruption Laws	Section 3.21(a)
Bankruptcy and Equity Exception	Section 3.03(a)
Benefit Protection Period	Section 5.11(a)
Book-Entry Shares	Section 2.01(a)(i)
CBA	Section 3.13(a)
Certificate	Section 2.01(a)(i)
Certificate of Merger	Section 1.03
Change of Company Recommendation	Section 5.03(b)
Closing	Section 1.02
Closing Date	Section 1.02

Company	Preamble
Company Benefit Plan	Section 3.12(a)
Company Board	Recitals
Company Charter	Section 3.01(b)
Company Code	Section 3.01(b)
Company Disclosure Letter	Article III
Company Employee	Section 5.11(a)
Company Financial Statements	Section 3.06
Company IT Systems	Section 3.17(g)
Company Material Contract	Section 3.18
Company Options	Section 2.03(a)
Company Permits	Section 3.05(a)
Company Preferred Stock	Section 3.02(a)
Company Registered Intellectual Property Rights	Section 3.17(a)
Company SEC Documents	Section 3.06
Company Shareholder Approval	Section 3.24
Company Shareholder Meeting	Section 5.04(d)
D&O Insurance	Section 5.09(b)
Debt Commitment Letter	Section 4.09(a)
Debt Financing	Section 4.09(a)
Definitive Debt Financing Agreements	Section 5.07(a)
Discharge	Section 5.16
Discharge Instructions	Section 5.16(a)
Disclosed Conditions	Section 4.09(c)
Dissenting Shareholder	Section 2.04
Dissenting Shares	Section 2.04
Effective Time	Section 1.03
Equity Commitment Letter	Section 4.09(a)
Equity Financing	Section 4.09(a)
Equity Financing Source	Section 4.09(a)
ERISA	Section 3.12(a)
Exchange Fund	Section 2.02(a)
Fee Letter	Section 4.09(a)
Financing	Section 4.09(a)
Financing Commitments	Section 4.09(a)
Financing Sources	Section 4.09(a)
Financing Uses	Section 4.09(b)
Guarantee	Recitals
Guarantor	Recitals
Improvements	Section 3.15(c)
Indemnified Liabilities	Section 5.09(a)
Indemnified Parties	Section 5.09(a)
Indemnified Party	Section 5.09(a)
IRS	Section 3.12(a)
Key Jurisdiction Plan Labor Organization	Section 3.12(a) Section 3.13

Lease	Section 3.15(b)
Leased Real Property	Section 3.15(b)
Lenders	Section 4.09(a)
Material Customer	Section 3.20(a)
Material Real Property Agreement	Section 3.18(b)
Material Intellectual Property Agreements	Section 3.18(b)
Merger Consideration	Section 2.01(a)(i)
MIP	Section 3.13(e)
New Debt Commitment Letter	Section 5.07(c)
New Fee Letter	Section 5.07(c)
Notice of Change of Recommendation	Section 5.03(d)(ii)
OFAC	Section 3.21(d)
Offer	Section 5.16
Option Payments	Section 2.03(a)
Outside Date	Section 7.01(b)(i)
Owned Real Property	Section 3.15(b)
Parent	Preamble
Parent Related Party	Section 7.02(d)
Parent Disclosure Letter	Article IV
Parent Financial Statements	Section 4.07(a)
Paying Agent	Section 2.02(a)
Payoff Letter	Section 5.15
Permit	Section 3.05(a)
Premium Cap	Section 5.09(b)
Proceeding	Section 3.11
Prohibited Party	Section 3.21(e)
Proxy Statement	Section 3.07
Qualifying Transaction	Section 7.02(b)
Real Property	Section 3.15(b)
Redemption Notices	Section 5.16
Restricted Stock	Section 2.03(c)
Restricted Stock Award	Section 2.03(c)
Sanctioned Countries	Section 3.21(e)
Sarbanes-Oxley Act	Section 3.06
Share	Section 2.01(a)(i)
Shares	Section 2.01(a)(i)
Significant Subsidiary	Section 3.01(a)
SIP	Section 3.13(e)
Specified Date	Section 3.02(a)
Specified Target Bonus	Section 3.13(e)
Stock Unit Payments	Section 2.03(b)
Stock Units	Section 2.03(b)
Sub	Preamble
Surviving Corporation	Section 1.01
Takeover Statute	Section 3.23
Transactions	Recitals
U.S. Trade Controls	Section 3.21(d)
WARN	Section 3.21(c)